                                                     Registration No. 333-
-------------------------------------------------------------------------------


                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------



                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]


        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----


                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]


        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234


                                  ROBIN WAGNER
                           Vice President and Counsel

           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
            (Names and Addresses of Agents for Service (212)554-1234)


                 Please send copies of all communications to:
                              PETER E. PANARITES
                                 Foley & Lardner
                               Washington Harbour

                            3000 K Street, Northwest
                             Washington, D.C. 20007
                             --------------------


                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933



----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit*   Aggregate Offering Price*             Fee(2)
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract              $40,000,000          $.000092(1)               $40,000,000(1)                  $3,680
----------------------------------------------------------------------------------------------------------------------------


* Estimated solely for purpose of determining the registration fee.

(1) The Contract does not provide for a predetermined amount or number of units



(2) Of the $200,000,000 of units of interest under group annuity contracts registered under Registration Statement File No. 333-59606, $174,860,070 for which a filing fee of $43,715,018 was previously paid, are being carried forward.



Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          Supplement dated May 1, 2002 to Prospectus dated May 1, 2002
    ------------------------------------------------------------------------


                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.


                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2002 for the
                    appropriate Members Retirement Program.



------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.


                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761


                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2002 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2002 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $481.0 billion as of December 31, 2001, including third party assets of $397.9 billion.


Investment Management

         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2002 Members Retirement Program prospectuses.

Fund Transactions


         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 2001, 2000 and 1999, the Fund paid 3,576,437, $2,218,019 and $5,877,438, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2002 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.



Separate Account No. 4 (Pooled):                                   Page

Report of Independent Accountants - PricewaterhouseCoopers LLP        7

        Statement of Assets and Liabilities,
             December 31, 2001                                        8

        Statement of Operations for the Year Ended
             December 31, 2001                                        9

        Statement of Changes in Net Assets for the Years Ended
             December 31, 2001 and 2000                              10

        Portfolio of Investments
             December 31, 2001                                       11

        Notes to Financial Statements                                14

--------------------------------------------------------------------------------

Report of Independent Accountants

--------------------------------------------------------------------------------
To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and related statement of operations and statements of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2001, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York

February 6, 2002

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
DECEMBER 31, 2001
ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $949,093,635)...........................    $884,869,781
 Short-term debt securities -- at value (amortized cost: $13,498,868).....      13,498,868
Dividends and interest receivable ........................................         422,696
---------------------------------------------------------------------------   ------------
Total assets .............................................................     898,791,345
---------------------------------------------------------------------------   ------------
LIABILITIES:
Due to Equitable Life's General Account ..................................       1,997,728
Due to custodian .........................................................         145,431
Accrued expenses .........................................................         625,054
---------------------------------------------------------------------------   ------------
Total liabilities ........................................................       2,768,213
---------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................    $896,023,132
===========================================================================   ============
Amount retained by Equitable Life in Separate Account No. 4 ..............    $  1,392,138
Net assets attributable to contract owners ...............................     855,609,465
Net assets allocated to contracts in payout period .......................      39,021,529
---------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................    $896,023,132
===========================================================================   ============


                                CONTRACT           CONTRACT
                           UNITS OUTSTANDING      UNIT VALUES

                          -------------------   --------------
Institutional .........          80,095           $ 6,350.37
RIA ...................          81,933           $   611.48
MRP ...................         159,063           $   261.19
ADA ...................         898,531           $   310.23
EPP ...................          26,423           $   623.23

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Operations
YEAR ENDED DECEMBER 31, 2001


INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $15,633)......................    $    3,708,270
Interest .................................................................           870,837
---------------------------------------------------------------------------   --------------
Total investment income ..................................................         4,579,107
---------------------------------------------------------------------------   --------------
EXPENSES (NOTE 4):
Investment management fees ...............................................        (1,836,555)
Expense charges ..........................................................           (18,199)
Operating expenses .......................................................        (2,895,077)
---------------------------------------------------------------------------   --------------
Total expenses ...........................................................        (4,749,831)
---------------------------------------------------------------------------   --------------
Net investment loss ......................................................          (170,724)
---------------------------------------------------------------------------   --------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized loss from security and foreign currency transactions ........       (84,356,380)
Change in unrealized appreciation/depreciation of investments ............      (130,820,535)
---------------------------------------------------------------------------   --------------
Net realized and unrealized loss on investments ..........................      (215,176,915)
---------------------------------------------------------------------------   --------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ....................    $ (215,347,639)
===========================================================================   ==============

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       2001                2000
                                                                                 ----------------   -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) .................................................    $     (170,724)    $    1,698,772
Net realized gain (loss) on investments and foreign currency transactions ....       (84,356,380)        93,460,750
Change in unrealized appreciation/depreciation of investments ................      (130,820,535)      (381,915,139)
-------------------------------------------------------------------------------   --------------     --------------
Net decrease in net assets attributable to operations ........................      (215,347,639)      (286,755,617)
-------------------------------------------------------------------------------   --------------     --------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................       218,850,121        297,267,595
Withdrawals ..................................................................      (325,968,603)      (575,963,871)
Asset management fees ........................................................        (1,984,030)        (3,249,116)
Administrative fees ..........................................................          (963,019)        (2,098,122)
-------------------------------------------------------------------------------   --------------     --------------
Net decrease in net assets attributable to contributions and withdrawals .....      (110,065,531)      (284,043,514)
-------------------------------------------------------------------------------   --------------     --------------
Net increase in amount retained by Equitable Life in Separate Account No. 4 ..            37,948             58,000
-------------------------------------------------------------------------------   --------------     --------------
DECREASE IN NET ASSETS .......................................................      (325,375,222)      (570,741,131)
NET ASSETS -- BEGINNING OF YEAR ..............................................     1,221,398,354      1,792,139,485
-------------------------------------------------------------------------------   --------------     --------------
NET ASSETS -- END OF YEAR ....................................................    $  896,023,132     $1,221,398,354
===============================================================================   ==============     ==============

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 2001


                                                                              NUMBER OF               VALUE
                                                                               SHARES                (NOTE 2)
                                                                            -------------         --------------
COMMON STOCKS:

CAPITAL GOODS
ENGINEERING & CONSTRUCTION (0.9%)
Jacobs Engineering Group, Inc.* ........................................       124,100             $  8,190,600
                                                                                                   ------------
CONSUMER MANUFACTURING
BUILDING & RELATED (3.0%)
American Standard Companies, Inc.* .....................................       231,200               15,774,776
Centex Corp. ...........................................................        60,000                3,425,400
D.R.Horton, Inc. .......................................................       166,000                5,388,360
KB Home ................................................................        55,000                2,205,500
                                                                                                   ------------
TOTAL CONSUMER

   MANUFACTURING (3.0%) ................................................                             26,794,036
                                                                                                   ------------
CONSUMER SERVICES

AIRLINES (1.5%)

Southwest Airlines Co. .................................................       734,700               13,577,256
                                                                                                   ------------
BROADCASTING & CABLE (6.4%)

AOL Time Warner, Inc.* .................................................       510,000               16,371,000
Comcast Corp. SPL (Class A)* ...........................................       625,000               22,500,000
Liberty Media Corp. (Class A)* .........................................     1,354,300               18,960,200
                                                                                                   ------------
                                                                                                     57,831,200
                                                                                                   ------------
CELLULAR COMMUNICATIONS (2.1%)

AT&T Wireless Services, Inc.* ..........................................     1,000,000               14,370,000
Triton PCS Holdings, Inc.* .............................................       150,300                4,411,305
                                                                                                   ------------
                                                                                                     18,781,305
                                                                                                   ------------
ENTERTAINMENT & LEISURE (4.1%)

Harley-Davidson, Inc. ..................................................       674,000               36,604,940
                                                                                                   ------------
MISCELLANEOUS (1.0%)

Career Education Corp.* ................................................       252,000                8,638,560
                                                                                                   ------------
RETAIL - GENERAL MERCHANDISE (4.2%)

Kohl's Corp.* ..........................................................       528,000               37,192,320
                                                                                                   ------------
TOTAL CONSUMER SERVICES (19.3%) ........................................                            172,625,581
                                                                                                   ------------

                                                                           NUMBER OF                  VALUE
                                                                             SHARES                  (NOTE 2)
                                                                          -----------             --------------

ENERGY
OIL SERVICE (2.5%)

Baker Hughes, Inc. .....................................................     310,000               $ 11,305,700
Transocean Sedco Forex, Inc. ...........................................     125,000                  4,227,500
Weatherford International, Inc.*........................................     183,000                  6,818,580
                                                                                                   ------------
TOTAL ENERGY (2.5%) ....................................................                             22,351,780
                                                                                                   ------------
FINANCE
BANKING-REGIONAL (3.3%)

Bank One Corp. .........................................................     744,000                 29,053,200
                                                                                                   ------------
BROKERAGE & MONEY MANAGEMENT (4.2%)

Legg Mason, Inc. .......................................................     655,600                 32,766,888
Merrill Lynch & Co., Inc. ..............................................      97,900                  5,102,548
                                                                                                   ------------
                                                                                                     37,869,436
                                                                                                   ------------
INSURANCE (5.7%)
American International Group, Inc. .....................................     424,000                 33,665,600
Gallagher (Arthur J.) & Co. ............................................     261,800                  9,029,482
XL Capital Ltd. (Class A) ..............................................      88,500                  8,085,360
                                                                                                   ------------
                                                                                                     50,780,442
                                                                                                   ------------
MISCELLANEOUS (7.9%)

AMBAC Financial Group, Inc. ............................................     290,900                 16,831,474
Citigroup, Inc. ........................................................     645,700                 32,594,936
MBNA Corp. .............................................................     617,300                 21,728,960
                                                                                                   ------------
                                                                                                     71,155,370
                                                                                                   ------------
TOTAL FINANCE (21.1%) ..................................................                            188,858,448
                                                                                                   ------------
HEALTH CARE

DRUGS (6.7%)

Allergan, Inc. .........................................................     210,000                 15,760,500
American Home Products Corp.............................................     181,000                 11,106,160
Enzon, Inc. ............................................................     118,000                  6,641,040
King Pharmaceuticals, Inc.* ............................................     230,000                  9,689,900
Pfizer, Inc. ...........................................................     424,100                 16,900,385
                                                                                                   ------------
                                                                                                     60,097,985
                                                                                                   ------------
MEDICAL PRODUCTS (2.4%)

Stryker Corp. ..........................................................     370,000                 21,596,900
                                                                                                   ------------
MEDICAL SERVICES (11.1%)

Cardinal Health, Inc. ..................................................     434,000                 28,062,440

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 2001 (Concluded)


                                                                               NUMBER OF       VALUE
                                                                                SHARES       (NOTE 2)
                                                                             ------------   ------------
Express Scripts, Inc.* ...................................................     491,600      $22,987,216

Health Management Associates, Inc. (Class A)* ............................   1,332,100       24,510,640
Laboratory Corp. of America Holdings* ....................................     140,000       11,319,000
Tenet Healthcare Corp.* ..................................................     113,000        6,635,360
Wellpoint Health Networks, Inc.* .........................................      48,500        5,667,225
                                                                                            -----------
                                                                                             99,181,881
                                                                                            -----------
TOTAL HEALTH CARE (20.2%) ................................................                  180,876,766
                                                                                            -----------
MULTI-INDUSTRY COMPANIES (7.6%)

Danaher Corp. ............................................................     301,100       18,159,341
Tyco International Ltd. ..................................................     854,700       50,341,830
                                                                                            -----------
TOTAL MULTI-INDUSTRY COMPANIES (7.6%) ....................................                   68,501,171
                                                                                            -----------
TECHNOLOGY
COMMUNICATION EQUIPMENT (4.8%)

Cisco Systems, Inc.* .....................................................   1,290,600       23,372,766
Juniper Networks, Inc.* ..................................................     300,000        5,685,000
Nokia Oyj (ADR) ..........................................................     560,000       13,736,800
                                                                                            -----------
                                                                                             42,794,566
                                                                                            -----------
COMPUTER SERVICES (2.2%)
Affiliated Computer Services, Inc. (Class A)* ............................      90,300        9,583,539
Fiserv, Inc.* ............................................................     244,000       10,326,080
                                                                                            -----------
                                                                                             19,909,619
                                                                                            -----------
CONTRACT MANUFACTURING (6.5%)

Celestica, Inc.* .........................................................     103,400        4,176,326
Flextronics International Ltd.* ..........................................   1,100,000       26,389,000
Sanmina-SCI Corp.* .......................................................     791,300       15,746,870
Solectron Corp.* .........................................................   1,021,300       11,520,264
                                                                                            -----------
                                                                                             57,832,460
                                                                                            -----------
MISCELLANEOUS (1.3%)

Thermo Electron Corp.* ...................................................     495,000       11,810,700
                                                                                            -----------
SEMICONDUCTOR CAPITAL EQUIPMENT (1.0%)

Applied Materials, Inc.* .................................................     230,000        9,223,000
                                                                                            -----------
SEMICONDUCTOR COMPONENTS (1.6%)

Altera Corp.* ............................................................     325,000        6,896,500
Applied Micro Circuits Corp.* ............................................     341,100        3,861,252
Micron Technology, Inc.* .................................................     119,000        3,689,000
                                                                                            -----------
                                                                                             14,446,752
                                                                                            -----------


                                              NUMBER OF                   VALUE
                                               SHARES                    (NOTE 2)
                                           --------------            ---------------

SOFTWARE (4.5%)

Amdocs Ltd.* ...........................       149,200                $  5,068,324
BEA Systems, Inc.* .....................       370,400                   5,707,864
Check Point Software Technologies Ltd.*         54,000                   2,154,060
Mercury Interactive Corp.* .............       137,000                   4,655,260
PeopleSoft, Inc.* ......................       146,000                   5,869,200
Veritas Software Corp.* ................       376,200                  16,861,284
                                                                      ------------
                                                                        40,315,992
                                                                      ------------
TOTAL TECHNOLOGY (21.9%) ...............                               196,333,089
                                                                      ------------
TRANSPORTATION AIR FREIGHT (1.3%)

United Parcel Service, Inc. (Class B)...       217,000                  11,826,500
                                                                      ------------
UTILITIES ELECTRIC & GAS UTILITY (1.0%)

AES Corp.* .............................       520,600                   8,511,810
                                                                      ------------
TOTAL COMMON STOCKS (98.8%)
   (Cost $949,093,635)..................                               884,869,781
                                                                      ------------
                                              PRINCIPAL
                                               AMOUNT
                                               ------

SHORT-TERM DEBT SECURITIES:
U.S. GOVERNMENT AGENCY (1.5%)

Freddie Mac Discount Notes 1.51%, 2002..   $13,500,000                  13,498,868
                                                                      ------------
TOTAL SHORT-TERM DEBT SECURITIES (1.5%)
   (Amortized Cost $13,498,868).........                                13,498,868
                                                                      ------------
TOTAL INVESTMENTS (100.3%)
   (Cost/Amortized Cost $962,592,503)...                               898,368,649
OTHER ASSETS LESS LIABILITIES (-0.3%)                                   (2,345,517)
                                                                      ------------
NET ASSETS (100.0%) ....................                              $896,023,132
                                                                      ============

--------------------
* Non-income producing.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements

--------------------------------------------------------------------------------
1. GENERAL

   Separate Account Nos. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

   At December 31, 2001, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account No. 4 aggregated $222,089,350 (24.8%) of the net assets of the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly traded limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc.

   AXA Advisors, LLC (AXA Advisors), the successor to EQ Financial Consultants, Inc., is an affiliate of Equitable Life, and a distributor and principal underwriter of the contracts. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

   Equitable Life, Alliance and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life, Alliance and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC, its subsidiaries and AXA Network Insurance Agency of Texas, Inc. (affiliates of Equitable Life). AXA Advisors receives commissions and other service-related payments under its distribution agreement with Equitable Life and its networking agreement with AXA Network.

   The net assets of the account are not chargeable with liabilities arising out of any other business Equitable Life may conduct. The excess of assets over reserves and other contract liabilities, if any, in the Separate Account No. 4 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights.

   The amount retained by Equitable Life in Separate Account No. 4 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.

2. SIGNIFICANT ACCOUNTING POLICIES

   Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

   Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contract holder elects to discontinue the contract.

   On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" (the "Guide"), which was effective for the December 31, 2001 financial statements. In connection with the Company's implementation of the Guide, certain administrative and asset management fees have been reclassified from the Statement of Operations to the Statement of Changes in Net Assets, which is considered a change in application of an accounting principle. Adoption of the requirements of the Guide did not have a significant impact on the Fund's financial position or results of operations.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

3. INVESTMENT TRANSACTIONS

   For the year ended December 31, 2001, investment security transactions, excluding short-term debt securities, were as follows:


                                                  PURCHASES                                  SALES

                                   ---------------------------------------   --------------------------------------
                                    STOCKS AND DEBT      U.S. GOVERNMENT      STOCKS AND DEBT      U.S. GOVERNMENT
   FUND                                SECURITIES          AND AGENCIES          SECURITIES         AND AGENCIES
   -----------------------------   -----------------   -------------------   -----------------   ------------------
   The Growth Equity .........      $1,293,750,620      $              --      $1,377,319,088     $              --


4. EXPENSES

   Charges and fees relating to the Funds are paid to Equitable Life and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the American Dental Association Members Retirement Program are as follows:

  Investment Management and Administration Fees (Investment Management Fees):

   Equitable Life receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Program Expense Charge:

   In the year prior to May 1, 2001 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.625 of 1% of the first $400 million and
   (ii) 0.620 of 1% of the excess over $400 million.

   Effective May 1, 2001 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.645 of 1% of the first $400 million and (ii)
   0.640 of 1% of the excess over $400 million.


   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. Currently, the ADA's portion of the Program Expense Charge was temporarily reduced to 0.01% for all assets value levels. The remainder of this charge is retained by Equitable Life.

   Direct Operating and Other Expenses:

   In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   Investment management fees, program expense charges and direct operating and other expenses are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statement of Operations.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)

--------------------------------------------------------------------------------


5. TAXES

   No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participat ing in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for Federal income taxes is required.

6. NET INCREASE (DECREASE) IN ADA UNITS OUTSTANDING


                                           2001           2000
                                       ------------   ------------
   The Growth Equity Fund ..........      (69,106)       (92,281)


7. INVESTMENT INCOME RATIO

   The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.


                                                         YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------------
                                        2001         2000         1999         1998         1997
                                      ----------   ----------   ----------   ----------   ----------
   The Growth Equity Fund .........       0.46%        0.45%        0.54%        0.53%        0.56%

8. UNIT VALUES -- ADA

   Shown below are unit value ("contract unit value") and units outstanding for the American Dental Association Members Retirement Program issued by Equitable Life. Expense as a percentage of average net assets excludes charges made directly to contract holder accounts through redemption of units.


                                                                          YEAR ENDED
                                                                      DECEMBER 31, 2001
                                                                      ------------------
   THE GROWTH EQUITY FUND
   ADA, 1.08%

   Unit Value, end of period ..................................          $ 310.23
   Net Assets (000's) .........................................          $278,756
   Number of units outstanding, end of period (000's) .........               899
   Total Return ...............................................           ( 18.85)%


   Institutional contract unit values are determined at the end of each business day. Institutional unit values reflect the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (RIA, MRP, ADA, EPP) reflect the same investment results as the Institutional unit values presented on the Statement of Assets and Liabilities. In addition, ADA contract unit values reflect certain investment management and administrative fees and program expense charges, which vary by contract. These fees are charged as a percentage of net assets and are disclosed above for ADA contracts in percentage terms.

American Dental Association
Members Retirement Program

PROSPECTUS DATED MAY 1, 2002

--------------------------------------------------------------------------------

Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.

ABOUT THE ADA PROGRAM

The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently twelve investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts, and, through the American Dental Association Members Retirement Program contract, nine investment funds and the Money Market Guarantee Account.

WHAT IS THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT?


The American Dental Association Members Retirement Program contract is a deferred group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. Contributions to the trusts maintained under the plans will be allocated among our investment funds, the Guaranteed Rate Accounts, and our Money Market Guarantee Account, in accordance with participant instructions.



--------------------------------------------------------------------------------
INVESTMENT OPTIONS
--------------------------------------------------------------------------------
PRINCIPAL PROTECTION:             INTERNATIONAL STOCKS:
o  Money Market Guarantee         o  ADA Foreign Fund
   Account
o  Guaranteed Rate Accounts       BALANCED/HYBRID:
                                  o  Lifecycle Fund-Conservative
LARGE COMPANY STOCKS:             o  Lifecycle Fund-Moderate
o  ADA Large Cap Growth Fund(1)
o  Equity Income Fund             SPECIALTY:
o  Equity Index Fund              o  Real Estate Fund
o  Growth Equity Fund(2)

SMALL/MID COMPANY STOCKS:
o  Aggressive Equity Fund
--------------------------------------------------------------------------------


(1)  Formerly named "ADA Blue Chip Growth Fund"

(2) There is no capitalization on this Fund. The capitalization size of the Fund is driven by stock selection. Currently, the Fund may be considered to be large capitalization.


The Growth Equity Fund is managed by Equitable Life and Alliance Capital Management L.P. does the day to day management of the Fund.


The Real Estate Fund invests primarily in units of Equitable Life's Prime Property Fund.

The Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund and ADA Large Cap Growth Fund respectively invest in shares of the following mutual funds: MFS Emerging Growth Fund, Templeton Foreign Fund - Class A, State Street Global Advisors (SSgA) S&P 500 Index Fund, Putnam Equity Income Fund and INVESCO Growth Fund ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds (sent under separate cover) and keep them for future reference.

The Lifecycle Funds - Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust ("Lifecycle Fund Group Trusts") maintained by State Street Bank and Trust Company ("State Street").

The Equity Index Fund and the Lifecycle Funds are described, in detail, in a separate prospectus for those investment funds. You may obtain a copy of that prospectus, or of any Underlying Mutual Fund prospectus, by writing or calling us toll-free. See "How to reach us" on the back cover.

We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 2002, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC Website at www.sec.gov.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                           76261

Contents of this prospectus


-----
  1
--------------------------------------------------------------------------------

ADA PROGRAM


-----------------------------------------------------
Index of key words and phrases                     3
The Program at a glance - key features             4
The Contract at a glance - key features            5

-----------------------------------------------------
1  FEE TABLE                                        6
-----------------------------------------------------
Program expense charge and investment fund
   operating expenses                              6
Examples                                           9
Condensed financial information                   10

-----------------------------------------------------
2  PROGRAM INVESTMENT OPTIONS                     11
-----------------------------------------------------
Investment options - the Equity Funds             11
Additional information about the Equity Funds     15
The Real Estate Fund                              15
Special risks related to the Real Estate Fund     18
Investment options - the guaranteed options       19

-----------------------------------------------------
3  HOW WE VALUE YOUR ACCOUNT BALANCE IN
   THE INVESTMENT FUNDS                           22
-----------------------------------------------------



--------------------------------------------------------------------------------


When we use the words "we," "us" and "our," we mean Equitable Life. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

"You" and "your" also can refer to the plan participant when the contract owner has instructed us to take participant in plan instructions as the contract owner's instructions under the contract, for example "Transfers and access to your account."

No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written materials issued by Equitable Life. You should not rely on any other information or representation.

-----
  2
--------------------------------------------------------------------------------



--------------------------------------------------------------------
4  TRANSFERS AND ACCESS TO YOUR ACCOUNT                         23
--------------------------------------------------------------------
Transfers among investment options                              23
Disruptive transfer activity                                    23
Our Account Investment Management System (AIMS)
   & our Internet Website                                       23
Participant loans                                               24
Choosing benefit payment options                                24
Spousal consent                                                 25
Benefits payable after the death of a participant               25

--------------------------------------------------------------------
5  THE PROGRAM                                                  26
--------------------------------------------------------------------
Eligible employers                                              26
Summary of plan choices                                         26
Getting started                                                 27
How to make Program contributions                               27
Allocating Program contributions                                27
Distributions from the investment options                       28
Rules applicable to participant distributions                   28

--------------------------------------------------------------------
6  PERFORMANCE INFORMATION                                      30
--------------------------------------------------------------------
Annual percentage change in fund unit values                    31
Average annual percentage change in fund unit values
   - years ending December 31, 2001                             32
How we calculate performance data                               33

--------------------------------------------------------------------
7  CHARGES AND EXPENSES                                         34
--------------------------------------------------------------------
Charges based on amounts invested in the Program                34
Plan and transaction expenses                                   35

--------------------------------------------------------------------
8  TAX INFORMATION                                              37
--------------------------------------------------------------------
Buying a contract to fund a retirement arrangement              37
Income taxation of distributions to qualified plan
   participants                                                 37

--------------------------------------------------------------------
9  MORE INFORMATION                                             39
--------------------------------------------------------------------
About program changes or terminations                           39
IRS disqualification                                            39
About the separate accounts                                     39
Underwriter                                                     39
About legal proceedings                                         40
About our independent accountants                               40
Reports we provide and available information                    40
Acceptance                                                      40

--------------------------------------------------------------------
APPENDIX I: CONDENSED FINANCIAL
INFORMATION                                                    A-1
--------------------------------------------------------------------

--------------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                        S-1
--------------------------------------------------------------------

--------------------------------------------------------------------
About Equitable Life                                       cover
How to reach us                                          back cover
--------------------------------------------------------------------

ADA Program

------
  3
--------------------------------------------------------------------------------

INDEX OF KEY WORDS AND PHRASES

This index should help you locate more information on the terms used in this prospectus.

                                     Page
AIMS                                  23
beneficiary                           25
benefit payment options               24
business day                          24
contract                              26
contributions                         27
disruptive transfer activity          23
eligible rollover distributions       37
Equitable Life                      cover
Equity Funds                          11
GRAs                                  19
guaranteed options                    19
individually designed plan            26
IRA                                   37
Internet Website                      23
investment funds                    cover
investment options                    11
Lifecycle Funds                       14
Lifecycle Fund Group Trusts           14
market timing                         23
Master Plan                           26
Master Trust                          26
Money Market Guarantee Account        20
Pooled Trust                          26
Prime Property Fund                   15
Program                               26
Self Directed Prototype Plan          26
separate accounts                     39
SSgA State Street                     13
Trustees                              26
Underlying Mutual Funds             cover
Underlying State Street Funds         14
unit value                            22
unit                                  22
3-year GRA                            19
5-year GRA                            19

-----
  4   ADA Program
--------------------------------------------------------------------------------

THE PROGRAM AT A GLANCE - KEY FEATURES

EMPLOYER CHOICE OF RETIREMENT PLANS

Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.

Our Self-Directed Prototype Plan gives added flexibility in choosing your investments.

If you maintain your own individually-designed plan, which invests through our Investment Only arrangement, you may use the investment options in the Program through our Pooled Trust.

PLAN FEATURES

MASTER PLAN:

o    Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o    Use of our Master Trust.

o    No minimum amount must be invested.

o    5500 reporting.

o    Automatic updates for law changes.

SELF-DIRECTED PROTOTYPE PLAN:

o You may combine Program investment options with individual stock and bond investments.

o Our Pooled Trust is adopted for investment use only, and a minimum of $25,000 must be maintained in the Trust.

o    Recordkeeping services provided only for plan assets in Pooled Trust.

o    Third party recordkeeping services can be arranged through us.

o    Brokerage services can be arranged through us.

INVESTMENT ONLY:

o    Our Pooled Trust is adopted for investment use only.

o    Recordkeeping services provided for plan assets in Pooled Trust.

TAX ADVANTAGES:

o    On earnings No tax on investment earnings until withdrawn.

o    On transfers No tax on internal transfers.

ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUST:

o    Toll-free number available for transfers and account information.

o    Internet Website access to account information and transactions.

o    Participant loans (if elected by your employer; some restrictions apply).

o    Regular statements of account.

o    Retirement Program Specialist and Account Executive support.

o    Daily valuation of accounts.

PLAN CHARGES AND EXPENSES:

o Plan and transaction charges vary by type of plan adopted, or by specific transaction.

                                                                           -----
                                                           ADA Program       5
--------------------------------------------------------------------------------

THE CONTRACT AT A GLANCE - KEY FEATURES

PROFESSIONAL INVESTMENT MANAGEMENT:

These professional investment managers advise or sponsor the eight different Equity Funds and the Real Estate Fund:

o    Alliance Capital Management L.P.

o    State Street Global Advisors


o    SSgA Funds Management, Inc.


o    MFS Investment Management

o    Templeton Global Advisors Ltd.

o    Putnam Investment Management, LLC

o    Lend Lease Real Estate Investments, Inc.

o    INVESCO Funds Group, Inc.

o    Equitable Life

GUARANTEED OPTIONS:

The three guaranteed options include two Guaranteed Rate Accounts ("GRAs") and a Money Market Guarantee Account (the GRAs are offered by another insurance carrier).

TAX NOTE:


Because you are purchasing an annuity contract to fund a qualified employer sponsored retirement arrangement, you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code"). Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. (For more information, see "Tax information" later in this prospectus).


CONTRACT CHARGES AND EXPENSES:

o Program expense charge assessed against combined value of Program assets in the Trust.

o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.

o Indirectly, charges of underlying investment vehicles for investment management, 12b-1 fees and other expenses.

BENEFIT PAYMENT OPTIONS:

o    Lump sum.

o    Installments on a time certain or dollar certain basis.

o Variety of annuity (fixed or variable) benefit payout options as available under your employer's plan.

o    Fixed or variable annuity options available.

1     Fee table



-----
  6   Fee table
--------------------------------------------------------------------------------


The fee tables and discussion below will help you understand the various charges and expenses you will bear under the contract. The tables reflect charges: (1) you will directly incur, including Program Expense charge, administration fee, investment management fee and other expenses, and (2) fees and expenses of the Underlying Mutual Funds, and the Lifecycle Group Trusts and their underlying collective funds ("Underlying State Street Funds") that you will indirectly incur. Certain other Program charges also apply as described under "Plan and transaction expenses later in this prospectus." If you annuitize your account, charges for premium taxes and other fees may apply.


WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES.

PROGRAM EXPENSE CHARGE AND INVESTMENT FUND OPERATING EXPENSES


The Program expense charge and investment fund operating expenses are paid out of each investment fund's assets. The Growth Equity and Real Estate Funds each pay us an investment management fee that varies based on their respective assets. No investment management fees are paid to us by the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund, ADA Large Cap Growth Fund or Lifecycle Funds. The Program expense charge is based partly on the level of assets in the Trust and partly on the number of plans. An administration fee is based on investment fund assets. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value. See "How we value your account balance in the Investment Funds" later in this prospectus.

The tables that follow summarize the charges, at annual percentage rates, that apply to the investment funds. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. See "Charges and expenses" later in this prospectus for more details. THE EXPENSES SHOWN FOR THE INVESTMENT FUNDS ARE BASED ON AVERAGE PROGRAM ASSETS IN EACH OF THE INVESTMENT FUNDS DURING THE YEAR ENDED DECEMBER 31, 2001, AND REFLECT APPLICABLE FEES.


GROWTH EQUITY AND REAL ESTATE FUNDS




---------------------------------------------------------------------------------------------------------
                     PROGRAM                           INVESTMENT
                     EXPENSE      ADMINISTRATION      MANAGEMENT        OTHER
      FUND           CHARGE            FEE               FEE         EXPENSES      12B-1 FEE       TOTAL
---------------------------------------------------------------------------------------------------------
 Growth Equity         0.62             0.15             0.23(1)        0.08          -             1.08
 Real Estate           0.62             0.25             1.10(2)        0.07          -             2.04
---------------------------------------------------------------------------------------------------------


(1)  The fee is computed using the following investment management fee schedule:
     0.29% of the first $100 million of program assets allocated to the investment fund and 0.20% of program assets allocated to the investment fund in excess of $100 million.

(2)  The fee is computed using the following investment management fee schedule:
     1.10% of the first $50 million of program assets allocated to the investment fund; 1.00% of the next $25 million of program assets allocated to the investment fund; and 0.95% of program assets allocated to the investment fund in excess of $75 million.

                                                                          ------
                                                               Fee table    7
--------------------------------------------------------------------------------

AGGRESSIVE EQUITY, ADA FOREIGN, EQUITY INDEX, EQUITY INCOME AND ADA LARGE CAP GROWTH FUNDS


The Aggressive Equity, ADA Foreign, Equity Index, Equity Income and ADA Large Cap Growth Funds each invest in shares of an Underlying Mutual Fund. The following table shows, at annual percentage rates, the charges and fees which are deducted from each of these investment funds and the Underlying Mutual Fund. No transaction charges are incurred by the investment funds when shares of the Underlying Mutual Fund are purchased or redeemed, but operating expenses of the Underlying Mutual Funds are indirectly incurred. For a detailed description of charges and expenses incurred by the Underlying Mutual Funds, please see their prospectuses. THE EXPENSES SHOWN FOR THE UNDERLYING MUTUAL FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE DAILY NET ASSETS.




-----------------------------------------------------------------------------------------------------------------------------
                                       PROGRAM                      INVESTMENT
                                       EXPENSE    ADMINISTRATION    MANAGEMENT      OTHER
                                       CHARGE          FEE             FEE         EXPENSES      12B-1 FEE        TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Aggressive Equity Fund                   0.62          0.15(2)         None          0.09         None           0.86(2)
MFS Emerging Growth Fund (1)             None          None            0.68          0.25         0.25           1.18(1)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                    0.62          0.15(2)         0.68          0.34         0.25           2.04(2)
-----------------------------------------------------------------------------------------------------------------------------
ADA Foreign Fund                         0.62          0.15(4)         None          0.13         None           0.90(4)
Templeton Foreign Fund Class A (3)       None          None            0.61          0.32         0.25           1.18
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                    0.62          0.15(4)         0.61          0.45         0.25           2.08(4)
-----------------------------------------------------------------------------------------------------------------------------
Equity Index Fund                        0.62          0.15            None          0.14         None           0.91
SSgA S&P 500 Index fund (after
 waivers)(5)                             None          None            0.04(6)       0.04         0.09           0.17(6)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                    0.62          0.15            0.00(6)       0.18         0.09           1.04(6)
-----------------------------------------------------------------------------------------------------------------------------
Equity Income Fund                       0.62          0.15(8)         None          0.36         None           1.13(8)
Putnam Equity Income Fund(7)             None          None            0.55          0.17         0.25           0.97
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                    0.62          0.15(8)         0.55          0.53(9)      0.25           2.10(8)
-----------------------------------------------------------------------------------------------------------------------------
ADA Large Cap Growth Fund                0.62          0.15(11)        None          0.24         None           1.01(11)
INVESCO Growth Fund (10)                 None          None            0.53          0.38         0.25           1.16
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                    0.62          0.15(11)        0.53          0.62(12)     0.25           2.17(11)
-----------------------------------------------------------------------------------------------------------------------------



(1) Source: MFS Emerging Growth Fund prospectus dated April 1, 2002. MFS has contractually agreed to reduce its management fee based on the level of the fund's average daily net assets. Absent this expense limitation, total fees for the MFS Emerging Growth Fund would be 1.18%.


(2) An administration fee of up to 0.25% of the average daily net assets of the Program invested in the MFS Emerging Growth Fund is paid to Equitable Life by MFS Fund Distributors, Inc. ("MFS Distributors"). Equitable Life has waived the 0.15% administration fee applicable to the Aggressive Equity Fund and will use the payment from MFS Distributors, to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.


(3)  Source: Templeton Foreign Fund prospectus dated January 1, 2002.


(4) The Templeton Foreign Fund - Class A Rule 12b-1 plan is described in the Templeton Foreign Fund's prospectus. Templeton Foreign Fund pays Equitable Life an amount equal to the 0.25% Rule 12b-1 fee for services Equitable Life performs for Templeton Foreign Fund. Equitable Life has waived the 0.15% administration fee applicable to the ADA Foreign Fund and will use the payment from Templeton Foreign Fund to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.


(5)  Source: SSgA S&P 500 Index Fund Prospectus dated December 28, 2001.

(6) Investment Management Fee for the SSgA S&P 500 Index Fund represents the fee for advisory, custody, transfer agency and administration services paid by the State Street Equity 500 Index Portfolio, the master fund in which the SSgA S&P 500 Index Fund invests all of its assets. SSgA Funds Management, Inc. has voluntarily agreed to reimburse the SSgA S&P 500 Index Fund for all expenses in excess of 0.18% until December 31, 2002.

(7)  Source: Putnam Equity Income Fund prospectus dated March 30, 2002.

-----
  8   Fee table
--------------------------------------------------------------------------------

(8) The Putnam Equity Income Fund - Class A Rule 12b-1 plan is described in the Putnam Equity Index Fund's prospectus. Putnam Equity Income Fund pays Equitable Life an amount equal to the 0.25% Rule 12b-1 fee for services Equitable Life performs for Putnam Equity Index Fund. Equitable Life has waived the 0.15% administration fee applicable to the ADA Equity Income Fund and will use the payment from Putnam Equity Income Fund to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.


(9) Includes organizational expenses of $38,988 that were initially paid by Equitable Life and are being reimbursed over a five-year period ending July, 2004.


(10) Source: Invesco Growth Fund prospectus dated November 30, 2001.


(11) The Invesco Growth Fund - Class A Rule 12b-1 plan is described in the Invesco Growth Fund's prospectus. Invesco Growth Fund pays Equitable Life an amount equal to the 0.25% Rule 12b-1 fee for services Equitable Life performs for Invesco Growth Fund. Equitable Life has waived the 0.15% administration fee applicable to the ADA Large Cap Growth Fund and will use the payment from Invesco Growth Fund to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(12) Includes organizational expenses of $68,940 that were initially paid by Equitable Life and are being reimbursed over a five year period ending October, 2004.

LIFECYCLE FUNDS

No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Lifecycle Fund Group Trusts.

The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying State Street Funds are shown in the table below. For a detailed description of the fee and charge arrangements involving the Lifecycle Funds, Lifecycle Fund Group Trusts and Underlying State Street Funds, please see the separate prospectus for the Equity Index Fund and the Lifecycle Funds. THE EXPENSES SHOWN FOR EACH OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE NET ASSETS FOR 2001.



---------------------------------------------------------------------------------------------------------------------
                                       PROGRAM                         INVESTMENT
                                       EXPENSE     ADMINISTRATION      MANAGEMENT        OTHER
                                       CHARGE           FEE               FEE           EXPENSES         TOTAL
---------------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Conservative          0.62%           0.15%              none           0.50%(1)         1.27%
Lifecycle Fund
Group Trust - Conservative             none            0.10%(2)           0.17%          0.05%(1&3)       0.32%
Underlying State Street Funds(5)       none            none               none           0.02%(4)         0.02%
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  0.62%           0.25%              0.17%          0.57%(4)         1.61%
---------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------
                                       PROGRAM                         INVESTMENT
                                       EXPENSE     ADMINISTRATION      MANAGEMENT        OTHER
                                       CHARGE           FEE               FEE           EXPENSES         TOTAL
---------------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Moderate              0.62%           0.15%              none           0.18%(1)         0.95%
Lifecycle Fund
Group Trust - Moderate                 none            0.01%(2)           0.17%          0.01%(1&3)       0.19%
Underlying State Street Funds(5)       none            none               none           0.02%(4)         0.02%
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  0.62%           0.16%              0.17%          0.21%(4)         1.16%
---------------------------------------------------------------------------------------------------------------------

                                                                           -----
                                                             Fee table       9
--------------------------------------------------------------------------------


(1) These include a charge at the annual rate of .03% of the value of the respective assets in the Lifecycle Funds - Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds maintained by State Street among the investment options described in this prospectus and the SAI. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund - Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund
     - Conservative.



(2) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate current fixed fee of $12,000 per year, per fund, and average net assets for 2001.


(3) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate average net assets for 2001.


(4) Other expenses of the Underlying State Street Funds are based on expenses incurred by each Fund during 2001.

     These totals are based upon a weighted average of the other expenses for each Underlying State Street Fund. In calculating the weighted average, expenses for each Underlying State Street Fund were multiplied by their respective target percentages within their respective Group Trust. See "Lifecycle Funds - Conservative" and "Lifecycle Funds - Moderate" for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts - Conservative and Moderate.

(5) For greater detail on the Underlying State Street Funds' expenses, refer to our separate prospectus for the Lifecycle Funds.


EXAMPLES

You would pay the expenses shown below on a $1,000 initial investment over the time period indicated for each investment fund listed below, assuming a 5% annual rate of return. The examples include all annual fund operating expenses plus an estimate of average plan and transaction charges over the time periods indicated, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees and enrollment fees, divided by the average assets for the same period. See "Plan and transaction expenses." As the minimum amount that can be converted to an annuity is $5,000, the amount accumulated from the $1,000 contribution could not be paid in the form of an annuity at the end of any of the periods shown in the examples. There are no surrender charges, so the amounts would be the same, whether you withdraw all or a portion of your account balance. The examples assume the continuation of total expenses shown in the tables above for the entire one, three, five and ten-year periods shown in the examples.



--------------------------------------------------------------------------------
       INVESTMENT FUND(1)       1 YEAR      3 YEARS      5 YEARS      10 YEARS
--------------------------------------------------------------------------------
 Growth Equity               $  11.32     $  35.27     $  61.09    $  134.84
 Aggressive Equity              21.03        64.90       111.30       239.36
 Real Estate                    21.03        64.90       111.30       239.36
 ADA Foreign                    21.43        66.12       113.34       243.48
 Equity Index                   10.91        34.01        58.94       130.24
 Equity Income                  21.63        66.72       114.36       245.54
 ADA Large Cap Growth           22.34        68.85       117.91       252.70
 Lifecycle - Conservative       16.67        51.69        89.04       193.72
 Lifecycle - Moderate           12.17        37.89        65.58       144.42
--------------------------------------------------------------------------------


(1) The expenses shown reflect the arrangements discussed in notes to the fee tables above.

The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.


We may deduct a $350 annuitization fee if you elect a variable annuity payout option. Assuming an annuity payout option could be issued, the expenses shown in the above example would, in each case, be increased by $5.44 based on the average amount applied to annuity payout options in 2001.

------
  10    Fee table
--------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

Please see APPENDIX I at the end of this prospectus for condensed financial information concerning the Growth Equity Fund and Real Estate Fund, and unit value and number of units outstanding information for the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund and ADA Large Cap Growth Fund and Lifecycle Funds.

FINANCIAL STATEMENTS OF INVESTMENT FUNDS


Each of the investment funds is, or is part of, one of our separate accounts as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements for the Growth Equity Fund (Separate Account No. 4 (Pooled)), Aggressive Equity Fund (Separate Account No. 200), ADA Foreign Fund (Separate Account No. 191) and Real Estate Fund (Separate Account No. 30), and our Prime Property Fund (Separate Account No. 8) in which the Real Estate Fund invests, Equity Income Fund (Separate Account No. 206) and ADA Large Cap Growth Fund (Separate Account No. 206) may be found in the SAI for this prospectus.


Financial statements for the Equity Index Fund (Separate Account No. 195), Lifecyle Fund - Conservative (Separate Account No. 197) and Lifecycle Fund - Moderate (Separate Account No. 198), are found in our separate SAI for those investment funds.

2    Program investment options

------
  11    Program investment options
--------------------------------------------------------------------------------

You may choose from TWELVE INVESTMENT OPTIONS under the Program. These are the Real Estate Fund and the other eight investment funds we call the "Equity Funds." You can also choose from three guaranteed options: a 3-year Guaranteed Rate Account and a 5-year Guaranteed Rate Account ("GRAs"), and our Money Market Guarantee Account. The Equity Funds and the Money Market Guarantee Account are available under the contract issued by us. The GRAs are available under annuity contracts issued by other major insurance companies. The guaranteed options are referred to in this prospectus solely for the purpose of providing a more complete understanding of how the investment funds operate with other investment options available under the Program.

THE EQUITY FUNDS

Each Equity Fund has a different investment objective. The Equity Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares or units in a group trust. We cannot assure you that any of the Equity Funds will meet their investment objectives.

THE GROWTH EQUITY FUND

OBJECTIVE

The Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of our nation's economy - and those of other leading industrialized countries - over a long period.

INVESTMENT MANAGER

We manage the Growth Equity Fund. We currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services. We are the indirect majority-owners of Alliance. We and Alliance are each registered investment advisers under the Investment Advisers Act of 1940.


Alliance acts as investment adviser to various separate accounts and general accounts of Equitable Life and other affilliated insurance companies. Alliance also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. As of December 31, 2001, Alliance had total assets under management of $455 billion. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.


INVESTMENT STRATEGIES

The Fund maintains its own portfolio of securities. The Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment when made causes more than 10% of the Growth Equity Fund's assets to be invested in the securities of one issuer.

The Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund also may invest up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States.)

------
  12    Program investment options
--------------------------------------------------------------------------------

The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments.

RISKS OF INVESTMENT STRATEGIES

Investing in common stocks and other securities involves the risk that the value of the stocks or securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Growth Equity Fund's investments - and, therefore, the value of the Fund's units - to fluctuate, and you could lose money.

Market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. Important factors associated with the Growth Equity Fund are discussed below.


In addition to large sized companies, the Growth Equity Fund may invest in securities of medium and small sized companies. The securities of small and medium sized, less mature, lesser known companies involve greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.

The Growth Equity Fund runs a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the prices of small (less than $5 billion) and medium (between $5 and $25 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have a lower degree of liquidity in the markets for their stocks, and greater sensitivity to changing economic conditions.

Finally, concentrating the Growth Equity Fund's equity holdings in the stocks of a few companies also increases the risk of loss because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 2001, the Fund held 17.7% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.


Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the Growth Equity Fund - and, therefore, the value of the Fund's units - will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). Moreover, convertible securities, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.

Investing in securities of foreign companies involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the Growth Equity Fund's foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign

                                                                         -------
                                            Program investment options     13
--------------------------------------------------------------------------------

countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Fund's foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.

THE AGGRESSIVE EQUITY, ADA FOREIGN, EQUITY INDEX, EQUITY INCOME AND ADA LARGE CAP GROWTH FUNDS

The Aggressive Equity, ADA Foreign, Equity Index, Equity Income and ADA Large Cap Growth Funds each invest in shares of an Underlying Mutual Fund. The investment results you will experience in any one of those investment funds will depend on the investment performance of the Underlying Mutual Funds. The table below shows the names of the Underlying Mutual Funds, their investment objectives, and their advisers.



----------------------------------------------------------------------------------------------------------
                                                      UNDERLYING MUTUAL FUND
                         ---------------------------------------------------------------------------------
     INVESTMENT FUND                NAME                 OBJECTIVE                    ADVISER
----------------------------------------------------------------------------------------------------------
Aggressive Equity        MFS Emerging            Long-term               MFS Investment
Fund                     Growth Fund             growth of capital       Management
----------------------------------------------------------------------------------------------------------
ADA Foreign              Templeton               Long-term               Templeton
Fund                     Foreign Fund            growth of capital       Global Advisors
                                                                         Limited
----------------------------------------------------------------------------------------------------------
Equity Index             SSgA S&P 500            Replicate the           SSgA Funds
Fund                     Index Fund              total return of the     Management, Inc.
                                                 S&P 500 Index
----------------------------------------------------------------------------------------------------------
Equity Income            Putnam                  Growth and              Putnam
Fund                     Equity Income           income                  Investment Management, LLC
                         Fund
----------------------------------------------------------------------------------------------------------
ADA Large Cap Growth     Invesco Growth Fund     Long-term               INVESCO Funds Group, Inc.
Fund                                             capital growth
----------------------------------------------------------------------------------------------------------


Each of the Underlying Mutual Funds has been selected by the ADA Trustees. We have no investment management responsibilities for the Aggressive Equity, ADA Foreign, Equity Index, Equity Income or ADA Large Cap Growth Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.

-------
  14     Program investment options
--------------------------------------------------------------------------------

PLEASE REFER TO THE PROSPECTUSES AND SAIS OF THE UNDERLYING MUTUAL FUNDS FOR A MORE DETAILED DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, ADVISERS, RISK FACTORS AND OTHER INFORMATION CONCERNING THE UNDERLYING MUTUAL FUNDS.

LIFECYCLE FUNDS -- CONSERVATIVE AND MODERATE

OBJECTIVES

FThe Lifecycle Fund - Conservative seeks to provide current income and a low to moderate growth of capital by investing exclusively in units of the Lifecycle Group Trust - Conservative.

The Lifecycle Fund - Moderate seeks to provide growth of capital and a reasonable level of current income by investing exclusively in units of the Lifecycle Group Trust - Moderate.

THE LIFECYCLE FUND GROUP TRUSTS

The Lifecycle Fund Group Trusts are maintained by State Street. Each of the Group Trusts is organized as a collective investment fund under Massachusetts law. Because of exclusionary provisions, the Lifecycle Fund Group Trusts are not subject to regulation under the Investment Company Act of 1940. The Lifecycle Fund Group Trusts were selected by the ADA Trustees.

State Street serves as the trustee and investment manager to the Lifecycle Fund Group Trusts. Each of the Group Trusts attempts to achieve its investment objective by investing in a mix of underlying collective investment funds (the Underlying State Street Funds) maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying State Street Funds may receive contributions from other tax exempt retirement plans.

The Lifecycle Fund Group Trusts each seek to achieve their objectives by investing 100% of their respective assets in a mix of Underlying State Street Funds in accordance with certain target percentage weightings selected by the ADA Trustees. The Underlying State Street Funds of the Lifecycle Fund Group Trust - Conservative and Moderate are:

     o   S&P 500 Flagship Fund

     o   Russell 2000 Index Securities Lending Fund

     o   Daily EAFE Fund

     o   Government Corporate Bond Fund

     o   Short Term Investment Fund

PLEASE REFER TO OUR SEPARATE PROSPECTUS AND SAI FOR THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS FOR MORE DETAILED INFORMATION, INCLUDING STRATEGIES, RISK FACTORS AND IMPORTANT INFORMATION CONCERNING THE UNDERLYING STATE STREET FUNDS.

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                                              Program investment options    15
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ADDITIONAL INFORMATION ABOUT THE EQUITY FUNDS

CHANGE OF INVESTMENT OBJECTIVES

We may change the investment objectives of the Aggressive Equity, ADA Foreign, Equity Index, Equity Income, ADA Large Cap Growth and the Lifecycle Funds in consultation with the ADA Trustees and if the New York State Insurance Department approves the change. We may also change the mutual fund or collective investment fund in which any one of these Equity Funds invests in consultation with the Trustees. We can change the investment objectives of the Growth Equity Fund, if the New York State Insurance Department approves the change.

VOTING RIGHTS

If the MFS Emerging Growth Fund, Templeton Foreign Fund, SSgA S&P 500 Index Fund, INVESCO Growth Fund or the Putnam Equity Income Fund holds a meeting of shareholders, we will vote shares held in the corresponding Equity Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the Underlying Mutual Funds and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

THE REAL ESTATE FUND

OBJECTIVE

The Real Estate Fund seeks a stable rate of return over an extended period of time through rental income and appreciation of real property values. It pursues this goal by investing primarily in units of our Prime Property Fund (Separate Account No. 8), which has the same objective. Because of the nature of real estate investments, to provide a measure of liquidity, the Real Estate Fund also invests in liquid assets. We cannot assure you that the Real Estate Fund or Prime Property Fund will meet their investment objective.

INVESTMENT MANAGER


We manage both the Real Estate Fund and Prime Property Fund. We have retained Lend Lease Real Estate Investments, Inc. ("Lend Lease") to advise us as to all our real property acquisitions, management and sales. Lend Lease also coordinates related accounting and bookkeeping functions with us. Lend Lease has offices world-wide and throughout the United States. As of December 31, 2001, Lend Lease Real Estate Investments had approximately $45.1 billion globally in assets under management (excludes $8.4 billion of assets under resolution at legal balance). Lend Lease originates, analyzes, evaluates and recommends commercial real estate investments for its clients, then manages and services those investments on an ongoing basis.


INVESTMENT STRATEGIES

Prime Property Fund's principal investment strategy is to acquire and own well-located, quality, income-producing real estate investments in strong rental markets throughout the United States. Location, potential income stream, cost, potential for increasing rental income and capital appreciation, resale marketability, and architectural and other physical attributes are important factors considered in the selection of properties. We also evaluate the risks, including environmental risks, involved with the property, as well as the probability and potential impact of changes in the local economy. See "Prime Property Fund Investments" in the SAI for additional information about the current distribution of investments by property type and location.

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  16      Program investment options
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Prime Property Fund does not have a specified holding period for its properties. The Fund will buy and sell properties at any time. In general, however, we seek to hold properties for long-term investment.

Prime Property Fund may also invest in: (1) construction and mortgage loans receivable; (2) notes receivable; (3) developmental properties and (4) forward commitments (an agreement to purchase property upon completion of construction or leasing.) Although there are no limits on the amount the Fund can invest in any one property, we do not intend to invest more than 10% of the Fund's assets in any one property or in developmental properties.

Prime Property Fund participates in joint ventures, particularly with regard to large properties. We seek to form joint ventures with persons and companies who, because of our experience with them or investigation into their financial condition and business history, we regard as experienced and financially responsible. Prime Property Fund may issue construction and mortgage loans on a fixed or variable rate basis in connection with joint ventures in which it participates. If Prime Property Fund issues fixed rate loans, it may seek to stabilize the market value of such loans by engaging in interest rate hedging transactions, to the extent permitted under applicable regulatory requirements.


Prime Property Fund may also engage in transactions and invest in properties other than or in addition to those described above, including commercial mortgaged backed securities (CMBS) and shares in real estate investment trusts (REITs).

Prime Property Fund may use various forms of mortgage financing in connection with its real estate activities.

Prime Property Fund may also borrow money in order to:

     o   acquire new properties;

     o   improve existing investments;

     o   provide working capital for repairs and improvements; and

     o   meet other cash flow requirements.


Prime Property Fund may use mortgage financing to acquire properties, may mortgage properties after acquisition, may acquire properties subject to mortgages and may enter into joint ventures or other arrangements that require mortgage financing. Prime Property Fund's borrowings may have recourse to wholly-owned properties or may be secured by the general credit of the Fund and thus have recourse to the entire Fund. During the period from 1986 through 2001 Prime Property Fund's total borrowings secured by wholly-owned properties ranged from 10.4% to 22.2% of the Fund's total portfolio value. For more information regarding borrowings secured by wholly-owned properties see "Prime Property Fund Investments" in the SAI.


Prime Property Fund does not borrow in order to meet investors' withdrawal requests.


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                                          Program investment options        17
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LIQUID ASSETS

The Real Estate Fund seeks to hold enough liquid assets to provide for expected withdrawals, and seeks to hold a minimum of 5% of its assets in liquid assets. The Real Estate Fund and the Prime Property Fund each may invest in:

     o   government obligations;

     o   short-term commercial paper; and

     o   other money market instruments of the types described above.

These holdings could tend to reduce the investment performance of the Real Estate Fund as compared to the Prime Property Fund or a fund fully invested in real estate.

INVESTMENT RISKS RELATED TO PRIME PROPERTY FUND

Prime Property Fund is subject to the risks generally associated with the ownership of real property, some of which we describe below. These risks could cause the value of Prime Property Fund's real estate and other investments - and, therefore, the value of its units - to fluctuate.

The risks associated with investing in real property include:

     o   the uncertainty of cash flow;

     o   the need to meet fixed and other obligations;

     o shifts in property values in real estate markets in general and in local markets in particular;

     o adverse changes in economic and social conditions, including demographic trends;

     o   changes in operating expenses, including real estate taxes;

     o   changes in tax, zoning, building, environmental and other laws;

     o   losses due to nonpayment of rent;

     o   uninsured losses; and

     o   other risks beyond our control.


We believe that the large number of properties held in Prime Property Fund and their geographic and use diversification provide a measure of protection against these risks.

Investments in developmental properties are subject to additional risks, which include cost overruns, construction delays, difficulties in finding suitable tenants and delays in fully renting the property. Joint ventures may be vulnerable to losses as a result of a joint venturer's financial difficulties. In addition, the joint venturer may at times have objectives that are contrary to those of Prime Property Fund. Construction loans may be vulnerable to losses due to a developer's financial difficulties. In general, construction loans will not be personal obligations of the borrower, and Prime Property Fund will look solely to the underlying property in case of default. Other liens such as mechanics' liens may have priority over Prime Property Fund's security interest in the property.



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   18       Program investment options
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SPECIAL RISKS RELATED TO THE REAL ESTATE FUND

LIQUIDITY

There is no assurance that the Real Estate Fund will have sufficient liquidity to make distributions and transfers when requested under the Program or when required by law. From 1991 to June 1994 the Real Estate Fund used substantially all of its available cash flow and liquid assets to pay participant withdrawal requests, and withdrawal requests were being delayed in accordance with our procedures. We currently are delaying withdrawals from the Prime Property Fund. Nevertheless, the Real Estate Fund has sufficient liquidity and is paying participant withdrawals on a current basis.

Further, we may restrict or delay the Real Estate Fund's withdrawals from Prime Property Fund, if we reasonably believe it necessary to protect the interests of other participants in Prime Property Fund. We have restricted withdrawals from Prime Property Fund from time to time.

The procedures we use for any delayed distributions or transfers from the Real Estate Fund are described under "Procedures for Withdrawals, Distributions and Transfers - Special Rules for Distributions and Transfers from the Real Estate Fund" in the SAI.

--------------------------------------------------------------------------------
You may redeem Real Estate Fund units once each quarter. Payments to you may be delayed.
--------------------------------------------------------------------------------

You should also understand that you may only redeem your Real Estate Fund units after the end of a calendar quarter. We process redemption requests after we know the value of Prime Property Fund for the last day of that quarter and have determined the value of Real Estate Fund units. This determination normally occurs five to ten days into the succeeding month. If you are taking a distribution or transfer from the Real Estate Fund, the amount distributed will not reflect any change in the net value of Prime Property Fund assets attributable to the period between the last day of the quarter and the day your redemption occurs. Please see "Special Rules for Distributions and Transfers from the Real Estate Fund" under "Procedures for Withdrawals, Distributions and Transfers" in the SAI.

Because an investment in the Real Estate Fund involves substantial risk and could deny you immediate access to your investment, you may wish to limit your investment in the Real Estate Fund, particularly as you near retirement.

INSURANCE RISKS

We believe that our all-risk (property) insurance will provide adequate compensation for accidental loss of property value, including losses in California resulting from earthquakes. Our insurance against earthquake loss in California is limited to: (1) $400 million per occurrence and (2) $400 million aggregate annually for all our California properties, including Prime Property Fund properties. We believe that the amount of earthquake insurance we carry is reasonable in light of the types of coverage available at acceptable prices and based on probable maximum loss analysis. Prime Property Fund's properties are also covered under a commercial general liability and umbrella policy that we believe is adequate for the portfolio in view of the types of coverage currently available at acceptable prices.

CONFLICTS OF INTEREST

Lend Lease makes property acquisitions for us, our clients, and for itself and its clients. Before acquisition, properties are allocated among Prime Property Fund, our other separate accounts (both pooled and single-client accounts), our general account, Lend Lease's own account, and Lend Lease's advisory accounts. Two or more of those accounts may share some of those properties. Prime Property Fund does not share any properties with any of our other accounts. We also may have interests in properties held in our general account or in other accounts we manage that may be affected by the acquisition, operations or sale of Prime Property Fund properties. One or more of these situations could give rise to conflicts of interest among Prime Property Fund and these other accounts, including our accounts.

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                                            Program investment options      19
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Lend Lease seeks to allocate properties among the accounts based on the accounts' investment policies, size, liquidity and diversification requirements, current availability of funds, current portfolio holdings and annually established investment goals. Lend Lease's recommendations as to the allocation of properties are reviewed and approved by the Allocation Committee of the Lend Lease Board of Directors. With limited exceptions, the Allocation Committee has final authority over the allocation of investment properties for all of our accounts.

Further, the value of the Real Estate Fund's investments depends heavily on the estimated market values of properties held by Prime Property Fund. See "How we value your account balance in the investment funds" later in this Prospectus. We base those estimates on our periodic reappraisals of the properties. Our fees will tend to increase as those appraised values increase. There is no assurance that any of the properties will ultimately be sold for their appraised values.


Finally, Lend Lease also may postpone withdrawals from Prime Property Fund under certain circumstances within our discretion. These circumstances include a reasonable determination by us not to sell properties. Lend Lease's fees depend on the aggregate value of net assets held in Prime Property Fund.

THE GUARANTEED OPTIONS

You can choose from among three different guaranteed options:

o    two GRAs guaranteed by major insurance companies, or

o our Money Market Guarantee Account held in one of our separate accounts and guaranteed by us.

Your investment in a guaranteed option is not regulated by the Securities and Exchange Commission, and the following discussion about the guaranteed options has not been reviewed by the staff of the SEC. The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.

GUARANTEED RATE ACCOUNTS

You can choose from a GRA that matures in three years (3-year GRA) or a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited to your plan account. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and expenses."

You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call the AIMS or access the Website on the Internet to obtain the current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature Withdrawals and Transfers from a GRA" in the SAI.

RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

As a general matter, prior to a GRA's maturity you may not:

o    remove amounts from a GRA;

o    make transfers from one GRA to another investment option; or

o use GRA amounts to obtain a plan loan, for hardship or in-service withdrawals, to receive benefits from a terminated plan or to transfer amounts to a new plan.

Withdrawals from a GRA may be made before maturity if you are disabled, you attain age 70 1/2, or you die. Certain other withdrawals from a GRA prior to maturity are permitted, but may be subject to a penalty. See "Premature Withdrawals and Transfers" from a GRA in the SAI.

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  20      Program investment options
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THE GRA GUARANTEES


Principal Life Insurance Company (The Principal) guarantees all contributions allocated to GRAs during a one year period beginning July 26, 2001 (as it did for contributions allocated to GRAs from July 28, 1999 through July 26, 2001). These contributions are invested until maturity through two group annuity contracts that The Principal issued to the ADA Trustees. The Principal's home office is at 711 High Street, Des Moines, Iowa 50392. Founded in 1879, The Principal had assets of approximately $42.7 billion in its general account as of December 31, 2001. The Principal Financial Group and its subsidiaries had assets under management as of December 31, 2001 of approximately $120.2 billion.

The ADA Trustees may arrange for other carriers to provide GRAs at any time. All references in this prospectus and the SAI to the Guaranteed Rate Accounts" or to a "GRA" or "GRAs" shall be deemed to refer to the GRAs provided by The Principal or any other carrier which previously provided or may in the future provide Program GRAs, as appropriate. All GRAs invested in prior to July 28, 1999, remain invested through maturity with the insurance company that provided that GRA.


Withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by other carriers are subject to Equitable Life's receipt of the proceeds of such GRA from the other carriers.

MONEY MARKET GUARANTEE ACCOUNT

All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically begins receiving interest at the new rate until transferred or withdrawn. You may call AIMS or access the Website on the Internet to obtain the current monthly rate.

DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS

You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.

THE MONEY MARKET GUARANTEE ACCOUNT GUARANTEE

We guarantee the amount of your contributions to the Money Market Guarantee Account and the interest credited. We hold assets in our Separate Account No. 43 sufficient to pay all principal and accrued interest under the Money Market Guarantee Account option, less applicable fees, as required by law. Assets we hold in Separate Account No. 43 attributable to ADA participants are available to Program participants who have allocated amounts to the Money Market Guarantee Account. We may not use these amounts to satisfy obligations that may arise out of any other business we conduct. If the assets in Separate Account No. 43 are insufficient to provide for payment of all principal and accrued interest under the Money Market Guarantee Account, we will transfer additional assets into Separate Account No. 43 from Equitable Life's general account, to make up for any shortfall. We may remove assets from Separate Account No. 43 that are in excess of those attributable to the combined account values of all ADA participants.

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                                              Program investment options    21
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CALCULATION OF OUR RATES

The interest rate we credit to the Money Market Guarantee Account approximates:

(1) the average over each calendar year of "domestic prime" money market funds (funds with the highest quality investments); plus

(2) an amount which approximates the average expenses deducted from such funds; less



(3) 0.15% (Administration Fee) and the applicable Program Expense Charge. See "Charges and expenses" later in this prospectus.

On January 1 each year we set an annual minimum interest rate for the Money Market Guarantee Account. The minimum guaranteed interest rate for 2002 is 1.50% (before applicable asset-based fees).

3   How we value your account balance in the Investment Funds

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  22   How we value your account balance in the Investment Funds
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FOR AMOUNTS IN THE EQUITY FUNDS

When you invest in an Equity Fund, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in any Equity Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Equity Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Equity Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

For a description of how Equity Fund unit values are computed, see "How We Determine Unit Values for the Funds" in the SAI.

FOR AMOUNTS IN THE REAL ESTATE FUND

The day on which the Real Estate Fund unit value is determined depends each month on the day on which the value of Prime Property Fund is known. Prime Property Fund is valued only once each month, as of the last business day of the month. However, that value is normally not known until several days later because financial data must be calculated and reported from properties located throughout the country. When this process is completed, units of the Real Estate Fund are valued. During the period between the end of the month and the day on which the Real Estate fund units are valued, which normally ranges from five to ten days, the value of Prime Property Fund real estate assets from the end of the preceding month may change, income will accrue and expenses will be incurred.

The Real Estate Fund accepts contributions and transfers only one day each month. When you invest in the Real Estate Fund, your contribution or transfer is first placed in the Money Market Guarantee Account. On the next day that the Real Estate Fund accepts contributions, your contribution or transfer, plus accrued interest, is used to purchase units in the Real Estate Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Real Estate Fund. Note that the net value of Prime Property Fund's investments as of the end of the preceding month may increase or decrease before your purchase of Real Estate Fund units takes place. As a result, the procedure described above will tend to favor Real Estate Fund units being purchased to the extent that there have been net increases in the value of the underlying net assets between the end of the month and the date of the valuation. It will have the opposite effect to the extent of any decreases in the net assets during this period.

You may change your mind about investing in the Real Estate Fund, but only if you advise us in writing before a transfer is made to the Real Estate Fund. You should tell us that the money being held in the Money Market Guarantee Account is no longer designated for investment in the Real Estate Fund. You also should enclose a transfer form telling us where that money is to be allocated. We must receive your instructions by the close of business on the day the transfer is to occur. Because the transfer date varies from month to month, we cannot ensure that your instructions will be effective unless we receive them by the first day of the month.

For a description of how Real Estate Fund unit values are computed, see "How We Determine Unit Values for the Funds" in the SAI.

4  Transfers and access to your account


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  23   Transfers and access to your account
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TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer some or all of your amounts among the investment options if you participate in the Master Plan. Participants in other plans may make transfers as allowed by the plan.


No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to and from the Money Market Guarantee Account and the Growth Equity Fund, are permitted at any time. Transfers to and from the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund, ADA Large Cap Growth Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest.


Transfers to and from the Real Estate Fund are subject to special rules, which are described in detail under "Procedures for Withdrawals, Distributions and Transfers - Special Rules for Distributions and Transfers from the Real Estate Fund" in the SAI and referred to under "The Program."

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio. These kinds of strategies and transfer activities are disruptive to the underlying portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options are disruptive to the underlying portfolios, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to prevent disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio, and we take appropriate action, which may include the actions described above to restrict availability of voice, fax and automated transactions services, when we consider the activity of owners to be disruptive. We currently provide a letter to owners who have engaged in such activity of our intention to restrict such services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider disruptive transfer activity, as well as change our procedures to restrict this activity. In making these determinations, we may consider the combined transfer activity in all annuity contracts and life insurance policies that we believe are under common ownership, control or direction.


OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE


Participants may use our automated AIMS, or our Internet Website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. Our Internet Website can be accessed at www.equitable.com/ada.


We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS and by the Internet Website. The procedures require personal identification information, including your personal security code ("PSC") number, prior to acting on telephone instructions or accessing information on the Internet Website, and providing written confirmation of the transfers. We assign a PSC number to you after we receive your completed enrollment form.Thus, we will not be liable for following telephone instructions, or Internet instructions, we reasonably believe to be genuine.


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  24  Transfers and access to your account
--------------------------------------------------------------------------------

We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).


A transfer request will be effective on the business day we receive the request. Transfer requests received after the end of a business day will be credited the next business day. We will confirm all transfers in writing.


--------------------------------------------------------------------------------

Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.

--------------------------------------------------------------------------------

PARTICIPANT LOANS

Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.


Loans are subject to restrictions under Federal tax laws and ERISA. A loan may not be taken from the Real Estate Fund, or from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent may be required for a loan.


Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

CHOOSING BENEFIT PAYMENT OPTIONS

Benefit payments are subject to plan provisions.


The Program offers a variety of benefit payment options for participants in the Master Plan. (If you are a participant in a self-directed or individually designed plan, ask your employer for information on benefit payment options under your Plan). Your plan may allow you a choice of one or more of the following forms of distribution:


o    Qualified Joint and Survivor Annuity

o    Lump Sum Payment

o    Installment Payments

o    Life Annuity

o    Life Annuity - Period Certain

o    Joint and Survivor Annuity

o    Joint and Survivor Annuity - Period Certain

o    Cash Refund Annuity

All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity Fund.
--------------------------------------------------------------------------------

See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.

Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.

The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases a variable annuity administrative charge of $350 will be deducted from the

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                                    Transfers and access to your account    25
--------------------------------------------------------------------------------

amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.

If you are a participant in a self-directed or individually-designed plan, ask your employer for information on benefit payment options under your Plan.

SPOUSAL CONSENT


If a participant is married and has an account balance greater than $5,000 (except for amounts contributed to the Rollover Account), federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT


If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 70 1/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement, an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Real Estate Fund will be treated as a Priority 1 distribution and will be scheduled for transfer to the Money Market Guarantee Account following the last day of the next quarter. See "Special risks related to the Real Estate Fund." The balance in the Guaranteed Rate Accounts will remain in the Guaranteed Rate Accounts.

5  The Program

------
  26   The Program
--------------------------------------------------------------------------------

This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the investment funds operate within the Program.


The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contract described in this prospectus and in the group annuity contract funding the GRAs. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 27,252 participants and $1.2 billion in assets at December 31, 2001.


ELIGIBLE EMPLOYERS

You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance.

Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us - Information on joining the Program" on the back cover of the prospectus.

SUMMARY OF PLAN CHOICES

You have a choice of three retirement plan arrangements under the Program. You can:

o Choose the MASTER PLAN - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.

--------------------------------------------------------------------------------
 The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan, a defined contribution pension plan, or both. Traditional 401(k), SIMPLE 401(k), and Safe Harbor 401(k) are also available.
--------------------------------------------------------------------------------

o Choose the SELF-DIRECTED PROTOTYPE PLAN - which gives you added flexibility in choosing investments. This is a defined contribution prototype plan which can be used to combine the Program investment options with your own individual investments such as stocks and bonds. With this plan you must adopt our Pooled Trust and maintain a minimum balance of $25,000 at all times.

     You must arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper or you can arrange through us to hire Trustar Retirement Services at a special rate. You can also arrange through us brokerage services from CSFB Direct or use the services of any other broker.

--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------

o Maintain your own INDIVIDUALLY DESIGNED PLAN - and use the Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.

                                                                          ------
                                                           The Program      27
--------------------------------------------------------------------------------

Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.

GETTING STARTED

If you choose the Master Plan, you must complete an Adoption Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete an Adoption Agreement.

If you choose the Self-Directed Prototype Plan, you must complete the Prototype Plan adoption agreement as well as an Adoption Agreement in order to use the Pooled Trust.

As an employer, you are responsible for the administration of the plan you choose. If you have a Self-Directed Prototype Plan, you are also responsible for appointing a plan trustee. Please see "Your Responsibilities as Employer" in the SAI.

HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to Equitable Life at the address shown "For contribution checks only" in the "Information once you join the Program" section under "How to reach us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type and fiscal year to which the contribution will be applied. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.


The Real Estate Fund will accept contributions and effect transfers only one day a month. See "The Real Estate Fund" earlier in this prospectus.


There is no minimum amount which must be contributed for investment if you adopt the Master Plan, or if you have your own individually designed plan that uses the Pooled Trust. If you adopt our Self-Directed Prototype Plan, you must, as indicated above, keep at least $25,000 in the Pooled Trust at all times.

ALLOCATING PROGRAM CONTRIBUTIONS

Under the Master Plan, participants make all of the investment decisions.

Investment decisions in the Self-Directed Prototype Plan and individually designed plans are made either by the participant or by the plan trustees, depending on the terms of the plan.


Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT UNTIL WE ARE PROPERLY INSTRUCTED OTHERWISE. CONTRIBUTIONS ARE ONLY ACCEPTED FOR PROPERLY ENROLLED PARTICIPANTS.


WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to plan provisions. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including

------
  28    The Program
--------------------------------------------------------------------------------

check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan or adequate proof of qualified plan status.

DISTRIBUTIONS FROM THE INVESTMENT OPTIONS


Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus and the SAI.

AMOUNTS IN THE EQUITY FUNDS AND MONEY MARKET GUARANTEE ACCOUNT. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from the Aggressive Equity Fund, ADA Foreign Fund, Equity Index, Equity Income, ADA Large Cap Growth Fund or the Lifecycle Funds if there is any delay in redemptions from the related Underlying Mutual Fund, or with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest.


AMOUNTS IN THE GUARANTEED RATE ACCOUNTS. Withdrawals generally may not be taken from GRAs prior to maturity. See "Guaranteed Rate Accounts."

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.


DISTRIBUTION AND TRANSFERS FROM THE REAL ESTATE FUND. Distributions from the Real Estate Fund are made only after the amount to be withdrawn has been transferred to another investment option and a confirmation of the transfer has been sent to the recipient. See "Procedures for Withdrawals, Distributions and Transfers - Special Rules for Distributions and Transfers From the Real Estate Fund" and "Tax information" later in this prospectus and the SAI.


All distributions and transfers from the Real Estate Fund are subject to a minimum wait of one calendar quarter. Payments are scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed forms requesting the distribution or transfer, but they may be delayed. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.


The Real Estate Fund may not have enough liquid assets to pay all withdrawals when requested. If liquid assets are insufficient to pay all requested withdrawals, withdrawal requests are prioritized according to the nature of the distribution. For an explanation of how our "Priority 1" and "Priority 2" distribution procedures operate, please see "Special Rules for Distributions and Transfers from the Real Estate Fund" under "Procedures for Withdrawals, Distributions and Transfers" in the SAI. Also see "Special risks related to the Real Estate Fund" earlier in this prospectus.


IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.

RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS


In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.

                                                                          ------
                                                      The Program           29
--------------------------------------------------------------------------------


In general, under the Master Plan or our Self-Directed Prototype Plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Choosing benefit payment options" under "Transfers and access to your account" earlier in this prospectus, "Tax information" later in this prospectus and the SAI for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70 1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70 1/2 or retirement from the employer sponsoring the plan.

The IRS and Treasury recently have proposed revisions to the minimum distribution rules. We expect the rules to be finalized in 2002. The proposed revisions permit plan administrators, plan participants, and beneficiaries to apply the proposed revisions to distributions for the calendar year 2001 provided that the plan adopts a model amendment to permit such distributions.


Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to a separation from service.

6  Performance information

------
  30    Performance information
--------------------------------------------------------------------------------

The investment performance of the Equity Funds and the Real Estate Fund reflects changes in unit values experienced over time. The unit value calculations for the Funds include all earnings, including dividends and realized and unrealized capital gains. Unlike the typical mutual fund, the Funds reinvest, rather than distribute, their earnings.

The following tables show the annual percentage change in Fund unit values, and the average annual percentage change in Fund unit values, for various periods within the ten years ended December 31, 2001. You may compare the performance results for each Fund with the data presented for certain unmanaged market indices, or "benchmarks."

Performance data for the benchmarks do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed investment fund. This overstates their rates of return and limits the usefulness of the benchmarks in assessing the performance of the Funds. The benchmark results have been adjusted to reflect reinvestment of dividends and interest for greater comparability. The benchmarks are:

o Standard and Poor's 500 Index ("S&P 500") - a weighted index of the securities of 500 companies widely regarded by investors as representative of the stock market.


o Russell 3000 Index ("Russell 3000"). The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capital stocks. The Russell 3000 represents approximately 98% of the investable U.S. equity market.

o Russell 2000 Index ("Russell 2000") - a broadly diversified small capitalization index of the approximately 2,000 smallest stocks within the Russell 3000.


o Russell 1000 Growth Index (Russell 1000 Growth) - measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

o Russell 1000 Value Index (Russell 1000 Value) - measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.


o Morgan Stanley Capital International Europe, Australia, and Far East Index ("MSCI EAFE") - a broadly diversified index representing approximately 1,000 stocks across 20 major developed markets in Europe, Australia, New Zealand and the Far East. The MSCI EAFE index captures about 60% of the available market capitalization in each country and is designed to offer global investors access to some of the world's largest and most liquid equity securities outside the U.S. and Canada.

o Lehman Government/Corporate Bond Index ("Lehman") - an index widely regarded as representative of the bond market.

o Salomon Brothers 3-Month T-Bill Index ("Salomon 3 Mo. T-Bill") - an index of direct obligations of the U.S. Treasury which are issued in maturities between 31 and 90 days.


o National Council of Real Estate Investment Fiduciaries (NCREIF) - index representing the average real estate performance returns of fiduciary real estate managers.

The annual percentage change in unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income.

Historical results are presented for the Funds for the periods during which the Funds were available under the Program. Hypothetical results were calculated for prior periods, as described in "How We Calculate Performance Data" below. In the case of the Aggressive Equity Fund, hypothetical results are shown for years before 1996, because the Program did not begin to invest in the MFS Emerging Growth Fund until December 1, 1995. For the Equity Index Fund, no results are presented for periods prior to 1993, as the SSgA S&P 500 Index Fund began operations during 1992. 1995 performance data for the Lifecycle Funds is shown for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995. THE PERFORMANCE SHOWN DOES NOT REFLECT ANY RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTIONS. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE.

                                                                          ------
                                               Performance information      31
--------------------------------------------------------------------------------

ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES



-------------------------------------------------------------------------------------------------------------------------------
                                                                    LIFECYCLE     LIFECYCLE
             GROWTH      AGGRESSIVE        ADA         EQUITY       FUND -        FUND -        REAL      EQUITY      LARGE CAP
            EQUITY        EQUITY*      FOREIGN*       INDEX*     CONSERVATIVE    MODERATE     ESTATE     INCOME       GROWTH
-------------------------------------------------------------------------------------------------------------------------------
  2001       (18.9)%       (26.4)%        (8.6)%       (12.9)%        (0.3)%        (5.3)%      5.2%       (2.6)%      (49.6)%
  2000       (17.1)        (25.9)         (4.4)        (10.0)          2.3          (2.7)       9.9        11.4        (24.6)
  1999        34.4          49.1          38.2          19.8           5.1          12.0        9.9           -            -
  1998        (3.2)         23.6          (5.6)         27.2          10.2          15.1       16.1           -            -
  1997        26.2          19.8           5.9          31.7           9.9          16.1        9.3           -            -
  1996        17.0          13.8          16.8          21.3           4.3          10.6        0.2           -            -
  1995        31.1          40.2          10.0          35.1           5.9          10.1        4.4           -            -
  1994        (2.3)          4.0          (0.6)          0.7             -             -        3.6           -            -
  1993        18.7          23.4          33.4           6.4             -             -       (3.2)          -            -
  1992         0.6          10.8          (0.6)            -             -             -       (5.2)          -            -
-------------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------------------
                                                                            SALOMON                   RUSSELL       RUSSELL
               S&P       RUSSELL      RUSSELL        MSCI                    3-MO.                     1000          1000
               500        2000         3000          EAFE         LEHMAN     T-BILL        NCREIF      VALUE        GROWTH
-------------------------------------------------------------------------------------------------------------------------------
  2001       (11.9)%       2.5%        (11.5)%       (21.4)%       8.5%        4.1%         7.4%        (5.6)%       (20.4)%
  2000        (9.1)       (3.0)         (7.5)        (14.2)       11.9         6.0         12.3          7.0         (22.4)
  1999        21.1        21.3          20.9          27.0        (2.2)        4.7         11.4          7.4          33.2
  1998        28.6        (2.5)         24.1          20.0         9.5         5.1         16.3         15.6          38.7
  1997        33.4        22.4          31.8           1.8         9.8         5.2         13.9         35.2          30.5
  1996        23.0        16.5          21.8           6.1         2.9         5.3         10.3         21.6          23.1
  1995        37.5        28.4          36.8          11.2        19.2         5.7          7.5         38.4          37.2
  1994         1.3        (1.8)          0.2           7.8        (3.5)        4.2          6.4         (2.0)          2.6
  1993        10.0        18.9          10.9          32.6        11.0         3.1          1.4         18.1           2.9
  1992         7.6        18.4           9.7         (12.2)        7.6         3.6         (4.3)        13.6           5.0
-------------------------------------------------------------------------------------------------------------------------------

-------
  32     Performance information
--------------------------------------------------------------------------------

AVERAGE ANNUAL PERCENTAGE CHANGE IN
FUND UNIT VALUES - YEARS ENDING
DECEMBER 31, 2001




---------------------------------------------------------------------------------------------------------------------------------
                                                                       LIFECYCLE    LIFECYCLE
                GROWTH      AGGRESSIVE        ADA        EQUITY        FUND --      FUND --      REAL     EQUITY      LARGE CAP
                EQUITY       EQUITY*      FOREIGN*       INDEX      CONSERVATIVE    MODERATE   ESTATE     INCOME        GROWTH
---------------------------------------------------------------------------------------------------------------------------------
 1 Year          (18.9)%       (26.4)%       (8.6)%       (12.9)%        (0.3)%       (5.3)%     5.2%      (2.6)%       (49.6)%
 3 Years          (3.3)         (6.7)         6.5          (2.1)          2.4          1.1       8.3        N/A          N/A
 5 Years           2.0           3.8          3.8           9.5           5.4          6.7      10.0        N/A          N/A
 10 Years          7.1          10.6          7.4           N/A           N/A          N/A       4.8        N/A          N/A
---------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
                                                                              SALOMON                 RUSSELL      RUSSELL
                 S&P        RUSSELL       RUSSELL        MSCI                   3(MO.                   1000         1000
                 500          2000         3000          EAFE      LEHMAN      T(BILL      NCREIF      VALUE        GROWTH
---------------------------------------------------------------------------------------------------------------------------------
1 Year          (11.5)%       2.5%        (21.4)%       (11.9)%      8.5%        4.1%       7.4%       (5.6)%       (20.4)%
3 Years          (0.3)        6.4          (5.1)         (1.0)       5.9         4.9       10.3         2.7          (6.3)
5 Years          10.1         7.5           0.9          10.7        7.4         5.0       12.2        11.1           8.3
10 Years         12.7        11.5           4.5          12.9        7.3         4.7        8.1        14.2          10.8
---------------------------------------------------------------------------------------------------------------------------------



* Hypothetical results, in bold, are based on underlying mutual fund performance before the inception of the respective Funds.

-------
  33     Performance information
--------------------------------------------------------------------------------

HOW WE CALCULATE PERFORMANCE DATA

The Growth Equity Fund performance reflects actual investment experience and the deduction of asset-based charges actually incurred by Separate Account No. 4 (Pooled) under the Program.


The Aggressive Equity Fund has invested in the Class A shares of MFS Emerging Growth Fund since September 13, 1993, when those shares were first offered for sale. Prior to that date, and from December 1, 1995, the Aggressive Equity Fund invested in Class B shares of MFS Emerging Growth Fund. The Class B and Class A shares are identical, except that the Class B shares have higher class-related expenses than the Class A shares.


Until December 1, 1995, when it became Separate Account No. 200, the Aggressive Equity Fund had been part of our Separate Account No. 3 (Pooled) that has its own managed portfolio of securities. As the Class A and Class B shares of MFS Emerging Growth Fund represent interests in the same pool of investments, we have shown hypothetical results for the Aggressive Equity Fund for all periods before December 1, 1995, based on the actual performance of the Class B shares. The results shown are adjusted for the Program expense charges and expenses incurred by the Aggressive Equity Fund when it was part of Separate Account No. 3 (Pooled). Because the expenses of the Class B shares are higher than the Class A shares, the performance shown for periods before September 13, 1993 would have been higher if Class A shares were available.

The ADA Foreign Fund began operations as Separate Account No. 191 on March 2, 1992. Until May 1, 1996, it invested approximately 95% of its assets in Class A (formerly Class I) shares of Templeton Foreign Fund and the balance in an Equitable Life short-term investment account. Since May 1, 1996, the ADA Foreign Fund has been 100% invested in Class A shares of Templeton Foreign Fund. The results shown in the tables for periods prior to March 2, 1992, are hypothetical results and are based on the investment of 100% of the ADA Foreign Fund's assets in Templeton Foreign Fund, consistent with the current investment policy of the Fund. On January 1, 1993, Templeton Foreign Fund - Class A implemented a Rule 12b-1 plan, which affects subsequent performance. For the hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical experience of the Templeton Foreign Fund.

The Equity Index Fund began operations as Separate Account No. 195 on February 1, 1994. For prior periods hypothetical results are shown. The results reflect the actual performance of SSgA S&P 500 Index Fund beginning with 1993, the first full year after that mutual fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the SSgA S&P 500 Index Fund.

The Lifecycle Fund - Conservative and the Lifecycle Fund - Moderate performance shown reflects actual investment performance of Separate Account No. 197 and Separate Account No. 198 for the period beginning May 1, 1995, when the Funds commenced operations.


The Real Estate Fund performance shown reflects actual investment experience and the deduction of asset-based charges actually incurred by Separate Account No. 30 (Pooled) under the Program during the periods indicated.


The Equity Income Fund and the ADA Large Cap Growth Fund began operations each as a subaccount under Separate Account No. 206 on July 7, 1999 and October 25, 1999 respectively, when the Funds commenced operations.

7  Charges and expenses

------
  34  Charges and expenses
--------------------------------------------------------------------------------

You will incur two general types of charges under the Program:

(1) Charges based on the value of your assets in the Trust - these apply to all amounts invested in the Trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the investment funds or as reductions from the rates credited to the guaranteed options.

(2) Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate investment funds and the dollars in the guaranteed options.

     For the Real Estate Fund, we base the number of units deducted on the last unit value determined prior to the date of deduction. We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

     We make no deduction from your contributions or withdrawals for sales expenses.


CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM PROGRAM EXPENSE CHARGE

We assess the Program expense charge against the combined value of Program assets in the Trust. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program.



---------------------------------------------------------------------
                                ANNUAL PROGRAM EXPENSE CHARGE*
                         --------------------------------------------
    VALUE OF PROGRAM
        ASSETS              EQUITABLE LIFE         ADA         TOTAL
---------------------------------------------------------------------
  First $400 million             .630%            .025%        .655%
  Over $400 million              .630             .020         .650
---------------------------------------------------------------------



* The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets allocated to the Trust and the number of plans enrolled in the Program. Currently, the portion paid to the ADA has been reduced to 0.00% for all asset levels, but the ADA's portion could be increased in the future. For the 12 months beginning May 1, 2002, the total Program expense charge is 0.63%.



For investment options other than GRAs, the Program expense charge is calculated based on Program assets in the Trust on January 31 in each year, and is charged at a monthly rate of 1/12 of the relevant annual charge.

For GRAs, the Program expense charge is calculated based on Program assets in the Trust on January 31 of each year, and is charged at a constant daily rate of 1/365 of the relevant annual charge until maturity. Subsequent changes in the Program expense charge will not be reflected in the charge against closed GRAs. In addition to the Program expense charge, we charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in GRAs. This fee is reflected in the interest rates credited to the GRAs and is calculated and charged in the same manner as the Program expense charge.


We apply our portion of the Program expense charge toward the cost of maintenance of the investment funds, promotion of the Program, investment funds and Money Market Guarantee Account, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 2001 we received $7,862,582 and the ADA received $152,761 under the Program expense charge.

                                                                          ------
                                                Charges and expenses        35
--------------------------------------------------------------------------------

INVESTMENT MANAGEMENT AND ADMINISTRATION FEES


The computation of unit values for each investment fund also reflects applicable fees charged for investment management and administration. These charges are based on the amount of Program assets in the investment funds at the end of the second month prior to the day on which the calculation is made and are calculated as set forth in "Program expense charge and investment fund operating expenses" under "Fee Table," earlier in this prospectus.


As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all the Equity Funds.

The Real Estate Fund pays us a fee for managing that Fund and the underlying Prime Property Fund. We impose no additional fees for our management of Prime Property Fund. The services we provide to the Real Estate Fund include monitoring the Real Estate Fund's holdings and liquidity. The services we provide to Prime Property Fund include selecting real properties for purchase and sale, managing some properties, selecting managers for other properties, appraising the properties, accounting for receipts and disbursements for the properties, and servicing any loans issued by Prime Property Fund. The administration fee is to reimburse us for the additional expenses involved in administering that Fund.

OTHER EXPENSES BORNE BY THE INVESTMENT FUNDS

Certain other expenses are charged directly to the investment funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.


The Aggressive Equity, ADA Foreign, Equity Index, Equity Income and ADA Large Cap Growth Funds purchase and redeem shares in the MFS Emerging Growth Fund, Templeton Foreign Fund - Class A, SSgA S&P 500 Index Fund, Putnam Equity Income Fund, and INVESCO Growth Fund respectively, at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the MFS Emerging Growth Fund, Templeton Foreign Fund, SSgA S&P 500 Index Fund, Putnam Equity Income Fund and INVESCO Growth Fund which are indirectly borne by the Funds, please refer to the prospectuses for each of these Underlying Mutual Funds.


The Lifecycle Funds - Conservative and Moderate purchase and redeem units in the Lifecycle Fund Group Trusts - Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, we impose a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds - Conservative and Moderate. This charge compensates us for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds among the investment options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, please refer to our separate prospectus for the Lifecycle Funds.

PLAN AND TRANSACTION EXPENSES

ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND INDIVIDUALLY-DESIGNED PLAN FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:


-----------------------------------------------------------------------------
ADA Members Retirement Plan participants      $3 per quarter
Self-Directed Prototype Plan participants     $3 per quarter
Investment Only                               $1 per quarter
-----------------------------------------------------------------------------

--------
   36     Charges and expenses
--------------------------------------------------------------------------------

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.

PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our Prototype Self-Directed Plan incur additional fees not payable to us, such as brokerage and administration fees.

INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES


We deduct a charge designed to approximate certain applicable taxes that may be imposed on us, such as our state premium tax. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1% (1% in Puerto Rico).

We reserve the right to deduct any applicable charges such as our premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.


GENERAL INFORMATION ON FEES AND CHARGES


We may change our investment management fees if we give the ADA Trustees 90 days notice and comply with the conditions of our group annuity contract. We may change the other fees and charges described above at any time with the ADA's consent. During 2001 we received total fees and charges under the Program of $11,111,953.

8   Tax information

                                                                          ------
                                                     Tax information        37
--------------------------------------------------------------------------------

In this section, we briefly outline current Federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.

The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.

Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax advisor.

BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Annuity contracts can be purchased in connection with retirement plans qualified under Code section 401. How these arrangements work, including special rules applicable to each, are described in the SAI. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the selection of investment funds and guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to Federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code, or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.


ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include

------
  38   Tax information
--------------------------------------------------------------------------------

in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.


WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA, an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.


OTHER TAX CONSEQUENCES

Federal estate and gift taxes, state and local estate and inheritance taxes, and other tax consequences of participation in the Program, depend on the residence and the circumstances of each participant or beneficiary. For complete information on Federal, state, local and other tax considerations, you should consult a qualified tax advisor.

9  More information


                                                                         -------
                                                 More information           39
--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS

AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

TERMINATION. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

o transfers and withdrawals from the Real Estate Fund would continue to be subject to the restrictions described in this prospectus and in the SAI;

o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

o    amounts allocated to the GRAs would be held until maturity.

If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.

IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.

ABOUT THE SEPARATE ACCOUNTS


Each investment fund is one or part of one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.


The separate accounts that we call the Growth Equity, Aggressive Equity, ADA Foreign, Equity Index, Lifecycle and Real Estate Funds commenced operations in 1968, 1995, 1992, 1994, 1995, and 1986 respectively. The Aggressive Equity Fund, which was part of our Separate Account No. 3 (Pooled), was transferred on December 1, 1995 to Separate Account No. 200. The separate account No. 206 has two subaccounts that we call the Equity Income Fund and the ADA Large Cap Growth Fund, both established in 1999. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940.

The Aggressive Equity, ADA Foreign, Equity Index , Equity Income and ADA Large Cap Growth Fund and Lifecycle Funds are used exclusively in the ADA Program. The Growth Equity and Real Estate Funds each are "pooled" funds that are used to fund benefits under the ADA Program and other group annuity contracts, agreements, and tax-deferred retirement programs we administer.

UNDERWRITER

AXA Advisors, LLC ("AXA Advisors"), (the successor to EQ Financial Consultants, Inc.), and an affiliate of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. AXA

------
  40   More information
--------------------------------------------------------------------------------

Advisors is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. AXA Advisors' principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous.

ABOUT LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.

ABOUT OUR INDEPENDENT ACCOUNTANTS

The financial statements listed below and included in the SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

o The financial statements for Separate Account Nos. 4, 191, 200 and 206 as of December 31, 2001 and for each of the two years in the periods then ended.


o The financial statements for Separate Account Nos. 30 and 8 as of December 31, 2001 and for each of the two years in the periods then ended.

o The financial statements for Equitable Life as of December 31, 2001 and 2000 and for each of the three years in the periods then ended.

REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's Website at http://www.sec.gov.

ACCEPTANCE

The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.

Appendix I: Condensed financial information


                                                                        --------
                          Appendix I: Condensed financial information     A-1
--------------------------------------------------------------------------------

These selected per unit data and ratios for the years ended December 31, 1993 through December 31, 2001 have been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent accountants in their reports included in the SAI. For years prior to 1993, the condensed financial information was audited by other independent accountants. The financial statements of each of the Funds as well as the consolidated financial statements of Equitable Life are contained in the SAI. The report for the Real Estate Fund includes an explanatory paragraph relating to the appraised valuation of real estate investments. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.

GROWTH EQUITY FUND: SEPARATE ACCOUNT NO. 4 (POOLED)


---------------------------------------------------------------------------------------------------------------
                          INCOME AND EXPENSES                               CAPITAL CHANGES
               ----------------------------------------- -----------------------------------------------------
                                                                NET
                                                            REALIZED
                                                              AND
                                                           UNREALIZED        NET       NET ASSET     NET ASSET
                                                             GAINS       INCREASE      VALUE AT     VALUE AT
                                         NET INVESTMENT   (LOSSES) ON   (DECREASE)    BEGINNING      END OF
   YEAR ENDED                EXPENSES        INCOME       INVESTMENTS     IN UNIT     OF PERIOD      PERIOD
   DEC. 31,       INCOME    (NOTE A)         (LOSS)         (NOTE B)       VALUE       (NOTE C)     (NOTE D)
---------------------------------------------------------------------------------------------------------------
     2001       $  1.52     $ (3.56)        $ (2.04)       $ (70.04)     $ (72.08)    $  382.31    $  310.23
     2000          1.84       (4.26)          (2.42)         (76.46)       (78.88)       461.19       382.31
     1999          2.08       (4.04)          (1.96)         119.97        118.01        343.18       461.19
     1998          1.84       (3.64)          (1.80)         (9.63)        (11.43)       354.61       343.18
     1997          1.77       (3.38)          (1.61)          75.28         73.67        280.94       354.61
     1996          1.56       (2.87)          (1.31)          42.22         40.91        240.03       280.94
     1995          2.10       (2.28)           (.18)          57.14         56.96        183.07       240.03
     1994          2.03       (2.03)            .00           (4.23)        (4.23)       187.30       183.07
     1993*         1.97       (1.92)            .05           29.46         29.51        157.79       187.30
     1992          1.69       (1.75)           (.06)            .92           .86        156.93       157.79
---------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------
                                                     OPERATING STATISTICS
                                   --------------------------------------------------------
                                                    RATIO OF NET     NUMBER OF
                                       RATIO OF     INVESTMENT        UNITS
                                     OPERATING        INCOME       OUTSTANDING
                                    EXPENSES TO      (LOSS) TO      AT END OF     PORTFOLIO
                                    AVERAGE NET     AVERAGE NET      PERIOD      TURNOVER
        YEAR ENDED DEC. 31,            ASSETS         ASSETS       (IN 000'S)      RATE
-------------------------------------------------------------------------------------------
               2001                     1.08%           (.62)%          899         132%
               2000                     1.04            (.59)           968          48
               1999                     1.05            (.51)         1,060          72
               1998                     1.05            (.52)         1,296          71
               1997                     1.07            (.51)         1,386          62
               1996                     1.10            (.50)         1,435         105
               1995                     1.07            (.08)         1,456         108
               1994                     1.11             .00          1,441          91
               1993*                    1.14             .03          1,431          82
               1992                     1.17            (.04)         1,418          68
-------------------------------------------------------------------------------------------

* Prior to July 22, 1993, Equitable Capital Management Corporation ("Equitable Capital") served as the investment adviser to the Fund. On July 22, 1993, Alliance Capital Management L.P. acquired the business and substantially all of the assets of Equitable Capital and became the investment adviser to the Fund.

NOTES: See next page.

------
  A-2  Appendix I: Condensed financial information
--------------------------------------------------------------------------------

A. Enrollment, annual administration and actuarial and quarterly record maintenance and report fees are not included above and did not affect any unit values. Defined benefit plan annual administration and actuarial and quarterly record maintenance and report fees reduced the number of Fund units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account No. 4 (Pooled), which may be found in the SAI.

C. The Program became available beginning on January 1, 1968. The value for a Growth Equity Fund unit was established at $10.00 on that date.

D. Income, expenses, gains and losses shown above pertain only to ADA participants' accumulations attributable to the Program. Other plans also participate in the Growth Equity Fund and may have operating results and other supplementary data different from those shown above.



AGGRESSIVE EQUITY FUND, ADA FOREIGN FUND, EQUITY INDEX FUND, EQUITY INCOME FUND, ADA LARGE CAP GROWTH FUND*, LIFECYCLE FUND - CONSERVATIVE AND LIFECYCLE FUND - MODERATE:
SEPARATE ACCOUNT NOS. 200, 191, 195, 206, 197 AND 198


Unit values and number of units outstanding for these Funds, since inception, are shown below.




----------------------------------------------------------------------------------------------------
                                                      FOR THE YEARS ENDING DECEMBER 31,
                                         -----------------------------------------------------------
                                             1993        1994        1995        1996        1997
                                         ----------- ----------- ----------- ----------- -----------
Aggressive Equity Fund
   Unit Value                                    -           -     $ 42.62     $ 48.48     $ 58.07
   Number of units outstanding (000's)           -           -       1,802       2,237       2,295
ADA Foreign Fund
   Unit Value                              $ 13.08     $ 13.01     $ 14.31     $ 16.71     $ 17.69
   Number of units outstanding (000's)       4,220       5,537       4,769       5,050       5,170
Equity Index Fund
   Unit Value                                    -     $  9.71     $ 13.12     $ 15.91     $ 20.95
   Number of units outstanding (000's)           -         515       1,483       2,100       3,713
Equity Income Fund
   Unit Value                                    -           -           -           -           -
   Number of units outstanding (000's)           -           -           -           -           -
ADA Large Cap Growth Fund
   Unit Value                                    -           -           -           -           -
   Number of units outstanding (000's)           -           -           -           -           -
Lifecycle Fund - Conservative
   Unit Value                                    -           -     $ 10.59     $ 11.04     $ 12.13
   Number of units outstanding (000's)           -           -         281         409         596
Lifecycle Fund - Moderate
   Unit Value                                    -           -     $ 11.01     $ 12.18     $ 14.14
   Number of units outstanding (000's)           -           -       6,924       7,241       7,657
----------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------
                                                                                           INCEPTION
                                                FOR THE YEARS ENDING DECEMBER 31,             DATE
                                         ------------------------------------------------  ---------
                                             1998         1999        2000        2001
----------------------------------------------------------------------------------------------------
Aggressive Equity Fund                                                                      12/1/95
   Unit Value                              $ 71.77     $ 106.99     $ 79.26     $ 58.36
   Number of units outstanding (000's)       2,348        2,295       2,673       2,542
ADA Foreign Fund                                                                             3/2/92
   Unit Value                              $ 16.70     $  23.08     $ 22.07     $ 20.17
   Number of units outstanding (000's)       4,336        3,895       3,661       3,404
Equity Index Fund                                                                            2/1/94
   Unit Value                              $ 26.65     $  31.94     $ 28.74     $ 25.03
   Number of units outstanding (000's)       4,890        6,399       5,746       5,639
Equity Income Fund                                                                           7/7/99
   Unit Value                                    -     $   8.92     $  9.93     $  9.68
   Number of units outstanding (000's)           -          475         784       1,519
ADA Large Cap Growth Fund                                                                  10/25/99
   Unit Value                                    -     $  12.50     $  9.43     $  4.76
   Number of units outstanding (000's)           -          834       3,901       4,659
Lifecycle Fund - Conservative                                                                5/1/95
   Unit Value                              $ 13.37     $  14.06     $ 14.38     $ 14.34
   Number of units outstanding (000's)       1,009          906         804         831
Lifecycle Fund - Moderate                                                                    5/1/95
   Unit Value                              $ 16.28     $  18.23     $ 17.74     $ 16.81
   Number of units outstanding (000's)       7,691        7,262       6,906       6,334
----------------------------------------------------------------------------------------------------


*  Formerly named "ADA Blue Chip Growth Fund."

                                                                         -------
                          Appendix I: Condensed financial information      A-3
--------------------------------------------------------------------------------

REAL ESTATE FUND: SEPARATE ACCOUNT NO. 30 (POOLED)



----------------------------------------------------------------------------------------------------
                      INCOME AND EXPENSES                           CAPITAL CHANGES
              ------------------------------------ -------------------------------------------------
                                                        NET
                                                      REALIZED
                                                        AND
                                                     UNREALIZED       NET         UNIT       UNIT
                                          NET          GAINS       INCREASE     VALUE AT   VALUE AT
                                       INVESTMENT   (LOSSES) ON   (DECREASE)   BEGINNING    END OF
  YEAR ENDED                EXPENSES     INCOME     INVESTMENTS     IN UNIT    OF PERIOD    PERIOD
   DEC. 31,      INCOME    (NOTE A)      (LOSS)       (NOTE B)       VALUE      (NOTE C)   (NOTE F)
----------------------------------------------------------------------------------------------------
     2001       $  .06      $ (.22)      $ (.16)      $  0.40      $  0.24     $  17.66    $  17.90
     2000          .07        (.25)        (.18)         1.82         1.64        16.02       17.66
     1999          .05        (.20)        (.15)         1.63         1.48        14.54       16.02
     1998          .07        (.30)        (.23)         2.10         1.87        12.67       14.54
     1997          .11        (.27)        (.16)         1.36         1.20        11.47       12.67
     1996          .09        (.25)        (.16)          .95          .79        10.68       11.47
     1995          .06        (.25)        (.19)          .02          .21        10.89       10.68
     1994          .04        (.24)        (.20)          .65          .45        10.44       10.89
     1993          .01        (.24)        (.23)          .22         (.01)       10.45       10.44
     1992          .01        (.25)        (.24)         (.38)        (.62)       11.07       10.45
----------------------------------------------------------------------------------------------------


REAL ESTATE FUND: SEPARATE ACCOUNT NO. 30 (POOLED)



----------------------------------------------------------------------------
                                          OPERATING STATISTICS
                             -----------------------------------------------
                                RATIO OF NET     NUMBER OF
                   RATIO OF      INVESTMENT        UNITS
                 OPERATING       INCOME OR      OUTSTANDING     PORTFOLIO
                EXPENSES TO      (LOSS) TO       AT END OF      TURNOVER
  YEAR ENDED    AVERAGE NET     AVERAGE NET        PERIOD         RATE
   DEC. 31,       ASSETS           ASSETS       (IN 000'S)      (NOTE E)
----------------------------------------------------------------------------
     2001           1.20%          ( .87)%         574            N/A
     2000           1.51%          (1.09)%         450            N/A
     1999           1.47%          (1.10)%         436            N/A
     1998           2.20           (1.66)          358            N/A
     1997           2.29           (1.38)          318            N/A
     1996           2.30           (1.48)          349            N/A
     1995           2.26           (1.67)          371            N/A
     1994           2.26           (1.87)          311            N/A
     1993           2.26           (2.20)          408            N/A
     1992           2.30           (2.25)          511            N/A


A. Enrollment and quarterly record maintenance and report fees are not included above and did not affect Real Estate Fund unit values. Quarterly record maintenance and report fees reduced the number of Real Estate Fund units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. The change in the value of Prime Property Fund (Separate Account No. 8) units owned by the Real Estate Fund and any realized gains (losses) from the redemption of such units are included in net realized and unrealized gain on investments. See Note 2 to Financial Statements of Separate Account No. 30 (Pooled), which may be found in the SAI.

C. The value for a Real Estate Fund unit was established at $10.00 on August 29, 1986, the date on which the Fund commenced operations.

D.   Annualized basis.

E. The Real Estate Fund invests solely in units of Equitable Life's Separate Account No. 8; thus, there is no applicable portfolio turnover rate for the Real Estate Fund.

F. The Real Estate Fund Unit Values shown above are based on the year-end values for Separate Account No. 8. However, the unit values used under the Program for determining Fund balances, processing transactions and calculating performance (including Fund balances, transactions and performance effected or reported on December 31) are based on the last Real Estate Fund unit value determined in each relevant period and, therefore, such unit values reflect the values of Separate Account No. 8 as of dates prior to the last day of such periods.

Income, expenses, gains and losses shown above pertain only to ADA participants' accumulations attributable to the Program. Other plans also participate in Separate Account No. 30 (Pooled) and may have operating results and other supplementary data different from those shown above.

Statement of additional information

                                                                         -------
                                  Statement of additional information      S-1
--------------------------------------------------------------------------------

     TABLE OF CONTENTS



                                                     PAGE
 Funding of the Program                              SAI-2
 Your Responsibilities as Employer                   SAI-2
 Procedures for Withdrawals, Distributions and
 Transfers                                           SAI-3
 Types of Benefits                                   SAI-7
 Provisions of the Master Plan                       SAI-9
 Prime Property Fund Investments                     SAI-13
 Investment Restrictions Applicable to the Growth
 Equity Fund                                         SAI-16
 How We Determine the Unit Value for the Funds       SAI-17
 How We Value the Assets of the Investment Funds     SAI-18
 Growth Equity Fund Transactions                     SAI-19
 Prime Property Fund Transactions                    SAI-20
 Investment Management Fee                           SAI-21
 Underwriter                                         SAI-21
 Our Management                                      SAI-22
 Financial Statements                                SAI-25


CLIP AND MAIL TO US TO RECEIVE A
STATEMENT OF ADDITIONAL INFORMATION

To: The Equitable Life Assurance Society of the United States
     Box 2486 G.P.O.
     New York, NY 10116

Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 2002.


-----------------------------------------------------------------------------
Name:


-----------------------------------------------------------------------------
Address:



-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Copyright 2002 by The Equitable Life Assurance Society of the United States.

About Equitable Life
--------------------------------------------------------------------------------

 The Equitable Life Assurance Society of the United States ("Equitable Life") is the issuer of the group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.


 Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. (previously The Equitable Companies, Incorporated). The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life's related companies, however, has any legal responsibility to pay amounts that Equitable Life owes under the contract.

 Equitable Life manages over $481.0 billion in assets as of December 31, 2001. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

--------------------------------------------------------------------------------

 HOW TO REACH US


 You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.



 You can reach us as indicated below to obtain:

 o Copies of any plans, trusts, adoption agreements, or enrollment or other forms used in the Program.

 o    Unit values and other account information under your plan,

 o Any other information or materials that we provide in connection with the Program.

 INFORMATION ON JOINING THE PROGRAM

 BY PHONE:
---------------------------------------------------------------------
 1-800-523-1125
 (Retirement Program Specialists
 available weekdays 9am to 5pm
 Eastern Time)
---------------------------------------------------------------------
 BY REGULAR MAIL:
---------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life, Box 2011
 Secaucus, NJ 07096
---------------------------------------------------------------------
 BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
---------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, Second Floor
 Secaucus, NJ 07094
---------------------------------------------------------------------
 BY INTERNET:
---------------------------------------------------------------------
 The ADA Members Retirement Program Website www.equitable.com/ada, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The website also provides an e-mail feature that can be accessed by clicking on either "Contact us" or "Send E-Mail to the Equitable."

 INFORMATION ONCE YOU JOIN THE PROGRAM
 ---------------------------------------------------------------------
 BY PHONE:
 ---------------------------------------------------------------------
 1-800-223-5790 (U.S.) or 1-800-223-5790-0 from France, Israel,
 Italy, Republic of Korea, Switzerland, and the United Kingdom.
 (Account Executives available weekdays 9am to 5pm
 Eastern Time)


-----------------------------------------------------------------------
 TOLL-FREE AIMS FOR AMOUNTS IN THE TRUST:
-----------------------------------------------------------------------
 By calling 1-800-223-5790 or 1-800-223-5790-0 you may, with your assigned personal security code, use our Account Investment
 Management System ("AIMS")to:
 o    Transfer assets between investment options and obtain account information.
 o    Change the allocation of future contributions and maturing guaranteed options.
 o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.
 AIMS operates 24 hours a day. You may speak with our Account Executives during regular business hours.
----------------------------------------------------------------------------
 BY INTERNET FOR AMOUNTS IN THE TRUST:
----------------------------------------------------------------------------
 By logging on to www.equitable.com/ada, Client Services you may, with your social security number and your personal security code, use the Internet to access certain retirement account information such as:
 o Investment performance, current and historical investment fund unit values, and current guaranteed option interest rates.
 o Transfer assets between investment options and obtain account balance information
 o    Change the allocation of future contributions and maturing Guaranteed
      Rate Accounts.
----------------------------------------------------------------------------
 BY REGULAR MAIL:
----------------------------------------------------------------------------
 (correspondence): The ADA Members
                   Retirement Program
                   Box 2486 G.P.O.
                   New York, NY 10116
----------------------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
----------------------------------------------------------------------------
 The Association Members
 Retirement Program
 P.O. Box 1599
 Newark, NJ 07101-9764
----------------------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
----------------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, 2B-55
 Secaucus, NJ 07094
----------------------------------------------------------------------------
 BY E-MAIL:
----------------------------------------------------------------------------
 We welcome your comments and questions regarding the ADA
 Members Retirement Program. If you have a comment or suggestion about the ADA Website we would appreciate hearing from you. Go to www.equitable.com/ada, Client Services and click on "Contact Us" or click on "email the ADA Members Retirement
 Program."

No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in the other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

MAY 1, 2002


                           AMERICAN DENTAL ASSOCIATION
                           MEMBERS RETIREMENT PROGRAM
--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with Equitable Life's prospectus dated May 1, 2002 for the American Dental Association Members Retirement Program. THIS SAI RELATES TO ALL INVESTMENT FUNDS EXCEPT THE EQUITY INDEX FUND AND LIFECYCLE FUNDS, WHICH ARE DISCUSSED IN OUR SEPARATE SAI FOR THOSE INVESTMENT OPTIONS.


A copy of the prospectus to which this SAI relates is available at no charge by writing to Equitable Life at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number, in the US 1-800-223-5790 or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.


Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2002 to which this SAI relates.


                              CONTENTS OF THIS SAI

                                                  PAGE IN SAI
                                                  -----------
The Program
  Funding of the Program ........................... SAI-2
  Your Responsibilities as Employer ................ SAI-2
  Procedures for Withdrawals, Distributions and
       Transfers ................................... SAI-3
    Pre-Retirement Withdrawals ..................... SAI-3
    Benefit Distributions .......................... SAI-4
    Eligible Rollover Distributions and Federal
         Income Tax Withholding .................... SAI-4
    Premature Withdrawals and Transfers from a
         GRA ....................................... SAI-5
    Maturing GRAs .................................. SAI-6
    Special Rules for Distributions and Transfers
         from the Real Estate Fund ................. SAI-6
    Real Estate Fund Withdrawals from Prime
         Property Fund ............................. SAI-7
  Types of Benefits ................................ SAI-7
  Provisions of the Master Plan .................... SAI-9
    Plan Eligibility Requirements .................. SAI-9
    Contributions to Qualified Plans ............... SAI-9
    Contributions to the Master Plan ............... SAI-9
    Allocation of Contributions .................... SAI-11


                                                  PAGE IN SAI
                                                  ------------
    The Master Plan and Section 404(c) of
         ERISA ..................................... SAI-12
    Vesting ........................................ SAI-12
Prime Property Fund Investments .................... SAI-13
Prime Property Fund Diversification ................ SAI-15
Investment Restrictions Applicable to the Growth
       Equity Fund ................................. SAI-16
How We Determine Unit Values for the Funds ......... SAI-17
  The Equity Funds ................................. SAI-17
  The Real Estate Fund ............................. SAI-17
How We Value the Assets of the Investment
       Funds ....................................... SAI-18
  The Growth Equity Fund ........................... SAI-18
  Other Equity Funds ............................... SAI-18
  Assets Held in Prime Property Fund ............... SAI-19
Growth Equity Fund Transactions .................... SAI-19
Prime Property Fund Transactions ................... SAI-20
Investment Management Fee .......................... SAI-21
Underwriter ........................................ SAI-21
Our Management ..................................... SAI-22
Financial Statements ............................... SAI-25


----------

Copyright 2002 by The Equitable Life Assurance Society of The United States. 1290 Avenue of the Americas, New York, New York 10104. All rights reserved.

--------------------------------------------------------------------------------

THE PROGRAM

The Program consists of the Master Plan, Self-Directed Prototype Plan and Investment Only plans made available to members of the American Dental Association and their eligible employees. The following information regarding the Program is provided solely to provide a more complete understanding of how the investment funds available under Equitable Life's group annuity contract operate within the Program. In addition to issuing the group annuity contract under which the investment funds are available, we also provide administrative support, recordkeeping and marketing services in connection with the Program. We provide these services pursuant to an administrative services agreement between the ADA Trustees and Equitable Life. This administrative services agreement would normally terminate when the group annuity contract with Equitable Life ("the contract") terminates.


FUNDING OF THE PROGRAM

The Program is primarily funded through a group annuity contract issued to the ADA Trustees by Equitable Life. The ADA Trustees have also entered into two group annuity contracts with Principal Life Insurance Company relating to Guaranteed Rate Accounts opened during the one year period beginning July 26, 2001. All other investment options are covered by the contract with Equitable Life. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.


The ADA Trustees and Equitable Life also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.


YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt the Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

     o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

     o maintaining all personnel records necessary for administering your plan;

     o    determining who is eligible to receive benefits;

     o    forwarding to us all the forms your employees are required to submit;

     o distributing summary plan descriptions and participant annual reports to your employees and former employees;

     o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

     o filing an annual information return for your plan with the Department of Labor, if required;

     o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

     o determining the amount of all contributions for each participant in the plan;

     o forwarding salary deferral and post-tax employee contributions to us as soon as possible (and in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);


     o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

     o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only. If you adopt our self-directed prototype plan,


                                      SAI-2

--------------------------------------------------------------------------------

you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.


PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons generally may not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to separation from service. However, if the Master Plan is maintained as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working. If the Master Plan is maintained as a 401(k) plan and you are under age 59 1/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time (except salary deferral amounts if there is a successor plan).

You may withdraw all or part of your account balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax information" in the prospectus.


We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.


Transfers and withdrawals from the Aggressive Equity Fund, the ADA Foreign Fund, the ADA Large Cap Growth Fund, the Equity Index Fund and the Equity Income Fund may be delayed if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.


Transfers and withdrawals from the Lifecycle Funds--Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Special rules apply to withdrawals from the Real Estate Fund. See "Special Rules for Distributions and Transfers from the Real Estate Fund" below.


PLEASE NOTE THAT GENERALLY YOU MAY NOT MAKE WITHDRAWALS FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY, EVEN IF THE EMPLOYER PLAN PERMITS WITHDRAWALS PRIOR TO THAT TIME. SEE "PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA" BELOW. TRANSFERS FROM THE ADA FOREIGN FUND, ADA LARGE CAP GROWTH FUND, EQUITY INDEX FUND, AGGRESSIVE EQUITY FUND, EQUITY INCOME FUND AND LIFECYCLE FUNDS--


                                      SAI-3

--------------------------------------------------------------------------------

CONSERVATIVE AND MODERATE ARE PERMITTED DAILY EXCEPT UNDER INFREQUENT CIRCUMSTANCES WHEN THE WITHDRAWALS MAY BE SUBJECT TO A DELAY. SEE "BENEFIT DISTRIBUTIONS" BELOW. IN ADDITION, THE REAL ESTATE FUND IS SUBJECT TO SPECIAL WITHDRAWAL RULES WHICH ARE DESCRIBED UNDER "SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND" BELOW.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to the provisions of your plan.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will process single sum payments as of the close of business on the day we receive a properly completed form. A check payable to the plan's trustee will be forwarded within five days after processing begins. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of Benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.


Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you would like expedited delivery at your expense, you may request it on your Election of Benefits form.



DEATH BENEFITS. If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survives, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survives, the participant's vested benefit will be paid to the participant's estate.


ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to an eligible retirement plan. An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually):
(1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or (2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:


     o hardship withdrawals of salary deferral contributions from 401(k) plans;

     o    certain corrective distributions under Code Section 401(k) plans;


     o    loans that are treated as distributions;

     o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

     o    required minimum distributions under Code Section 401(a)(9).




If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.


If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.


                                      SAI-4

--------------------------------------------------------------------------------

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, your money remains in the GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.


The Program does not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as explained below. You may take exempt withdrawals without penalty at any time. Qualified withdrawals are subject to a penalty. There are no qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals will be used first. Please note that withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by a carrier other than Equitable Life are subject to Equitable Life's receipt of the proceeds of such GRA from such carrier.

Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

     o you are a dentist age 59 1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

     o you are not a dentist and you attain age 59 1/2 or terminate employment (including retirement);

     o   you are disabled;

     o   you attain age 70 1/2; or

     o   you die.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a dentist and are taking payments upon retirement after age 59 1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

          (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

          (ii)  the years and/or fraction of a year until maturity, times

          (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%--4%=2%, (ii) 2% X 1 year=2%, (iii) 2% X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

                                      SAI-5

--------------------------------------------------------------------------------

MATURING GRAS. Your confirmation notice lists the maturity date for each GRA you hold.

You may arrange in advance for the reinvestment of your maturing GRAs by using AIMS or accessing the Website on the Internet. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

     o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

     o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

     o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.


SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND. At times of insufficient liquidity, we may delay withdrawals from the Real Estate Fund and Prime Property Fund in accordance with the procedures described below. As of the date of this SAI, the Real Estate Fund is fulfilling withdrawal requests on a current basis. You may call us to receive current information regarding the status of Real Estate Fund withdrawals. See "Special Risks Related to the Real Estate Fund" in the prospectus for more information.


THERE IS A MINIMUM WAIT OF ONE CALENDAR QUARTER FOR WITHDRAWALS FROM THE REAL ESTATE FUND. All distributions and transfers from the Real Estate Fund are scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed withdrawal request forms. The amount distributed is based on the Real Estate Fund's unit value on the date distribution is made. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.


IN ADDITION TO THE WAIT OF AT LEAST ONE CALENDAR QUARTER WHICH IS REQUIRED BY OUR PROCEDURES, IT IS ALSO POSSIBLE THAT THE REAL ESTATE FUND MAY NOT HAVE ENOUGH CASH TO MAKE ALL WITHDRAWALS AND TRANSFERS WHEN REQUESTED. If at the end of a calendar quarter the Real Estate Fund does not have enough cash to pay all scheduled withdrawals, the withdrawals will be divided into two priority categories:

     o Priority 1 consists of all amounts requested because of death or disability or after age 70 1/2.

     o    Priority 2 consists of all other requests.

The Real Estate Fund will satisfy all scheduled Priority 1 distribution requests before it satisfies any Priority 2 request, even if the Priority 1 requests were received after the Priority 2 requests. If the Real Estate Fund does not have enough cash to make all Priority 1 distributions, distributions will be paid in the order that requests are received. After making all Priority 1 distributions, the Real Estate Fund will make Priority 2 distributions and transfers. If the Real Estate Fund is unable to satisfy all scheduled Priority 2 distributions and transfer requests, the requests will be paid in the order that requests are received.

To make Priority 1 distributions, the Real Estate Fund will use substantially all its liquid assets, keeping only a reserve that we believe is adequate for anticipated expenses. If possible, the Real Estate Fund will also liquidate as much of its interest in Prime Property Fund as required. With regard to Priority 2, we will make distributions and transfers to the extent that funds are available from cash flow and from liquidation of Prime Property Fund units. However, we will not make Priority 2 distributions and transfers if the Real Estate Fund cannot liquidate enough of its interest in Prime Property Fund and we believe that it would be desirable to maintain liquidity to meet anticipated Priority 1 distributions.

Requests that remain unpaid will be scheduled for the next quarterly distribution date. At that time these requests will be satisfied to the extent possible, in accordance with their respective priorities and order of receipt. Please note that if you make a Priority 2 request that is not paid when scheduled, Priority 1 distributions requested in later quarters may be paid before your Priority 2 request.

                                      SAI-6

--------------------------------------------------------------------------------

REAL ESTATE FUND WITHDRAWALS FROM PRIME PROPERTY FUND. If the Real Estate Fund does not have enough liquid assets to pay all requested withdrawals, it will seek to withdraw some or all of its interest from Prime Property Fund. We may postpone withdrawals from Prime Property Fund, however, for such time as we reasonably consider necessary to obtain the amount to be withdrawn or to protect the interests of other participants in Prime Property Fund. In making this determination, we consider primarily (i) the availability of cash to manage Prime Property Fund's property holdings, to meet emergencies and to meet commitments for property acquisitions and loans, (ii) the time necessary to dispose of properties and (iii) any adverse impact of proposed property sales on other participants in Prime Property Fund.


If withdrawal from Prime Property Fund is restricted, any payment from Prime Property Fund is applied pro rata to the withdrawal requests of all participants in Prime Property Fund that are eligible for payment on the withdrawal date, regardless of when those requests were made. Prime Property Fund withdrawal requests not satisfied by a pro rata distribution are deferred until the next withdrawal date (generally the last business day of the following quarter), at which time the amount available for distribution will again be applied pro rata to all pending requests. For purposes of this policy, the Real Estate Fund is considered a single participant in Prime Property Fund, on a par with each other participant in Prime Property Fund. At December 31, 2000, withdrawal requests exceeded available cash. At December 31, 2001, there were no unfunded withdrawal requests. If the Real Estate Fund experiences periods of insufficient liquidity withdrawals may be delayed as described above under "Special Rules for Distributions and Transfers from the Real Estate Fund." There have been other periods when there was insufficient available cash in Prime Property Fund to meet all withdrawal requests. During these other periods Real Estate Fund withdrawals were not delayed or restricted in any manner because the Real Estate Fund was sufficiently liquid.


A withdrawal from Prime Property Fund by one or more of its larger investors could significantly reduce its cash position and increase the likelihood that the Real Estate Fund would not have cash sufficient to meet all withdrawal requests. At December 31, 2001 there were 86 plans in Prime Property Fund, none of which held more than 6.2% of Prime Property Fund.



TYPES OF BENEFITS

Under the Master Plan, and under most self-directed prototype plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.


QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.


LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a partial payment of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.


PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the investment options you have selected. You may not leave or place any assets in the Real Estate Fund. If you have more than one GRA, amounts

                                      SAI-7

--------------------------------------------------------------------------------

held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election.


LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.


LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.


JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.


JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.


CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.



FIXED AND VARIABLE ANNUITY CHOICES


Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.


Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.


SPOUSAL CONSENT REQUIREMENTS


Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or (2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In some plans, in order



                                      SAI-8

--------------------------------------------------------------------------------

for you to make a withdrawal or elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. In addition if you want to designate a non-spouse beneficiary, to consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.



If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.


It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain master plans or self-directed prototype profit sharing plans that do not offer life annuity benefits.



PROVISIONS OF THE MASTER PLAN


PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.

The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.



CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current Federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.


The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.

If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.


CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.


An employer that adopts the Master Plan as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan, including all participants' salary

                                      SAI-9

--------------------------------------------------------------------------------

deferrals under a 401(k) arrangement, may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


For 2002, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $85,000 from the practice in 2001. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $11,000 for 2002 (which amount shall increase by $1,000 each year up to 2006), reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2002 is $7,000.

Effective January 1, 2002, an additional "catch-up" elective deferral of up to $1,000 can be made by any employees who are at least age 50 at any time during 2002. (Catch up elective deferral amount increases $1,000 per year through 2006.) For a SIMPLE 401(k), the "catch-up" elective deferral is $500 for 2002 (and increased $500 per year through 2006).

Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.


If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $200,000 in 2002 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.


Contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2002, "key employee" means (a) an officer of the practice with earnings of more than $130,000 or (b) an owner of more than 5% of the practice, or (c) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated



                                     SAI-10

--------------------------------------------------------------------------------

employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions generally do not apply to SIMPLE and safe harbor 401(k) plans.



Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $40,000 or (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.



Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions SIMPLE employer, safe harbor non-elective, safe harbor matching and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.


The participant will receive confirmation of transactions (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.



Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Master Plan to avoid non-discrimination tests.


Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.


Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to state income taxes.


ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Automated Investment Management System ("AIMS") or accessing the Website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions, employer matching contributions, SIMPLE employer, safe harbor non-elective and safe harbor matching contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.


                                     SAI-11

--------------------------------------------------------------------------------

THE MASTER PLAN AND SECTION 404(C) OF ERISA. The Master Plan is a participant directed individual account plan designed to comply with the requirements of
Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.


Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.


VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Master Plan. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belong to the participant, and is nonforfeitable at all times.



A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Master Plan unless the employer elects a lower age on its Adoption Agreement.


Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:




              SCHEDULE A     SCHEDULE B     SCHEDULE C     SCHEDULE E

 YEARS OF       VESTED         VESTED         VESTED         VESTED
  SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE     PERCENTAGE
----------   ------------   ------------   ------------   -----------
     1             0%             0%             0%            100%
     2           100             20              0             100
     3           100             40            100             100
     4           100             60            100             100
     5           100             80            100             100
     6           100            100            100             100



If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E or one at least as favorable to participants.



                                     SAI-12

--------------------------------------------------------------------------------

Provided the employer plan is not "top-heavy," within the meaning of Section 416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the American Dental Association Members Retirement Plan, instead elect one of the following vesting schedules or one at least as favorable to participants; further provided, however the following schedule is not available for matching contributions made in plan years beginning after 2001:




                   SCHEDULE F     SCHEDULE G

    YEARS OF         VESTED         VESTED
    SERVICE        PERCENTAGE     PERCENTAGE
---------------   ------------   -----------
  less than 3           0%             0%
       3               20              0
       4               40              0
       5               60            100
       6               80            100
       7              100            100


All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.


Matching contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.


PRIME PROPERTY FUND INVESTMENTS


Since typically 85% to 100% of the Real Estate Fund's assets are invested in Prime Property Fund, we provide the following information about the investments of Prime Property Fund. See "The Real Estate Fund-Investment strategies" in the prospectus for a description of Prime Property Fund's real estate investment strategies and borrowing policies.

At December 31, 2001, Prime Property Fund held 76 investments in wholly-owned properties and equities in partnerships with an aggregate market value of $3.4 billion.

Prime Property Fund seeks to diversify its property portfolio by type and location. Prime Property Fund's major holdings (in wholly-owned properties and equities in partnerships) as of December 31, 2001 included:

     o 12 office properties, with an aggregate market value of $1,456.4 million.

     o 10 retail properties, primarily super-regional shopping centers, with an aggregate market value of $1,160.6 million.

     o 43 industrial properties (primarily warehouses) and research and development facilities, with an aggregate market value of $475.8 million.

     o 6 residential properties, with an aggregate market value of $202.3 million.

     o    3 hotels, with an aggregate market value of $77.9 million.

     o 2 other properties, consisting of land and a ground lease, with an aggregate market value of $4.5 million.

In addition to wholly-owned properties and equities in partnerships, Prime Property Fund has 6 investments in mortgage loans receivable with an aggregate market value of $292.6 million, or 12.7% of Prime Property Fund's investments. Mortgages and common stock may be accepted as partial consideration for properties sold.


                                     SAI-13

--------------------------------------------------------------------------------

BORROWINGS. Prime property Fund's borrowings as of December 31, 2001 are summarized below.


--------------------------------------------------------------------------------

Summary of Borrowings*--December 31, 2001


       Number of mortgages payable .........................           2
       Number of encumbered properties .....................           4
       Number of unsecured notes payable ...................           3
       Outstanding secured borrowings (millions) ...........     $ 249.6
       Outstanding unsecured borrowings (millions) .........     $ 457.4
       Borrowings as a percent of total assets .............        26.8%

----------

* Prime Property Fund also held interests in real estate partnerships having total assets of $1.8 billion and total liabilities of $834 million.

--------------------------------------------------------------------------------


                                     SAI-14

--------------------------------------------------------------------------------

PRIME PROPERTY FUND DIVERSIFICATION



NET INVESTMENT VALUE BY TYPE AND LOCATION -- DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------------------
                          OFFICE      RETAIL     INDUSTRIAL/R&D     RESIDENTIAL     HOTEL     OTHER       TOTAL
 ----------------------------------------------------------------------------------------------------------------
 Pacific                    10.9%       3.1%           8.2%              --           --        --         22.2%
 Mountain                    1.5         --            1.5               --           --        --          3.0
 Southwest                    --         --            4.1               --           --        --          4.1
 Southeast                    --        3.7            0.6              1.3          1.3        --          6.9
 West North Central           --        4.4            0.7               --           --        --          5.1
 East North Central          4.2        3.8            0.8              3.3           --        --         12.1
 Mideast                     6.4        7.1            4.5              3.0           --        --         21.0
 Northeast                  15.7        6.6             --              1.1          2.1       0.1         25.6
-----------------------------------------------------------------------------------------------------------------
 Total                      38.7%      28.7%          20.4%             8.7%         3.4%      0.1%       100.0%
-----------------------------------------------------------------------------------------------------------------




NUMBER OF INVESTMENTS BY TYPE AND LOCATION -- DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------------
                         OFFICE     RETAIL     INDUSTRIAL/R&D     RESIDENTIAL     HOTEL     OTHER     TOTAL
-----------------------------------------------------------------------------------------------------------
 Pacific                    3          1             15                --           --        --       19
 Mountain                   1         --              4                --           --        --        5
 Southwest                 --         --              9                --           --        --        9
 Southeast                 --          2              3                 1            2        --        8
 West North Central        --          2              2                --           --        --        4
 East North Central         1          3              3                 2           --         1       10
 Mideast                    3          2              7                 2           --        --       14
 Northeast                  7          3             --                 1            1         1       13
-----------------------------------------------------------------------------------------------------------
 Total                     15         13             43                 6            3         2       82
-----------------------------------------------------------------------------------------------------------




NET INVESTMENT VALUE BY PROPERTY TYPE -- DECEMBER 31, 2001
----------------------------------------------------------------------------------
                       1997         1998         1999         2000         2001
----------------------------------------------------------------------------------
 Office                 41.6%        49.2%        49.9%        35.8%        38.7%
 Retail                 33.8         29.0         28.8         34.2         28.7
 Industrial/R&D         15.6         15.2         13.2         18.7         20.4
 Residential             0.9          2.7          4.3          8.0          8.7
 Hotel                   5.7          3.6          3.6          3.2          3.4
----------------------------------------------------------------------------------
 Other                   2.4          0.3          0.2          0.1          0.1
----------------------------------------------------------------------------------




NET INVESTMENT VALUE BY TYPE OF OWNERSHIP -- DECEMBER 31, 2001
-------------------------------------------------------------------------------------
                     WHOLLY-OWNED       EQUITY IN          MORTGAGE
                      REAL ESTATE     PARTNERSHIPS     LOANS RECEIVABLE       TOTAL
-------------------------------------------------------------------------------------
 Office                   20.6%            12.8%              5.3%             38.7%
 Retail                   14.8              6.5               7.4              28.7
 Industrial/R&D           19.7              0.7                --              20.4
 Residential               6.5              2.2                --               8.7
 Hotel                     3.4               --                --               3.4
 Other                      --              0.1                --               0.1
-------------------------------------------------------------------------------------
 Total                    65.0%            22.3%             12.7%            100.0%
-------------------------------------------------------------------------------------


                                     SAI-15

--------------------------------------------------------------------------------



NUMBER OF INVESTMENTS BY TYPE OF OWNERSHIP -- DECEMBER 31, 2001
----------------------------------------------------------------------------------
                     WHOLLY-OWNED       EQUITY IN          MORTGAGE
                      REAL ESTATE     PARTNERSHIPS     LOANS RECEIVABLE     TOTAL
----------------------------------------------------------------------------------
 Office                    8                4                  3             15
 Retail                    8                2                  3             13
 Industrial/R&D           42                1                 --             43
 Residential               4                2                 --              6
 Hotel                     3               --                 --              3
 Other                    --                2                 --              2
                          --               --                 --             --
----------------------------------------------------------------------------------
 Total                    65               11                  6             82
----------------------------------------------------------------------------------




DISTRIBUTION OF INVESTMENTS BY VALUE RANGE* -- DECEMBER 31, 2001
-----------------------------------------------------------------------
   INVESTMENT                                           PERCENTAGE OF
     VALUE           PERCENTAGE OF       NUMBER OF       TOTAL NUMBER
   (MILLIONS)      INVESTMENT VALUE     INVESTMENTS     OF INVESTMENTS
-----------------------------------------------------------------------
 Under $2.5               0.3%                5               6.1%
   2.5-5                  1.8                11              13.4
   5-10                   4.5                15              18.3
  10-20                   8.9                15              18.3
  20-50                  31.4                21              25.6
 50-100                  36.0                12              14.6
 Over 100                17.1                 3               3.7
-----------------------------------------------------------------------
 Total                    100%               82               100%
-----------------------------------------------------------------------



* Includes all investments stated at the Fund's ownership share.



INVESTMENT RESTRICTIONS APPLICABLE TO THE GROWTH EQUITY FUND


The Growth Equity Fund will not:


     o trade in foreign exchanges (except transactions incidental to the settlement of purchases or sales of securities);


     o make an investment in order to exercise control or management over a company;

     o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act);

     o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

     o trade in commodities or commodity contracts; purchase or write puts and calls (options);

     o purchase real estate or mortgages, except as stated below. The Fund may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

     o have more than 5% of its assets invested in the securities of any one registered investment company. The Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

     o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;





     o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or


                                     SAI-16

--------------------------------------------------------------------------------

     o invest more than 10% of its total assets in real estate investments, or portfolio securities not readily marketable.

     o make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.


HOW WE DETERMINE UNIT VALUES FOR THE FUNDS


THE EQUITY FUNDS. We determine the unit value for each Equity Fund at the end of each business day. The unit value for each Fund is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund unit value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day (for the Growth Equity Fund we also subtract any audit and custodial fees). We calculate the net investment factor as follows:

     o First, we take the value of the Fund's assets at the close of business on the preceding business day.

     o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

     o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

     o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.


The Fund unit value is calculated on every business day by multiplying the Fund unit value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:


(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and


(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.


THE REAL ESTATE FUND. We determine the unit value for the Real Estate Fund once each month, generally as of the close of business on the first business day after the day the unit value for Prime Property Fund is known. We first determine the gross unit value, which is equal to (a) plus (b) plus (c) divided by (d), where:


(a) is the aggregate value of all units of Prime Property Fund held by the Real Estate Fund determined as of the last business day of the preceding month;


(b) is the aggregate value of cash or cash equivalents held by the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund unit value is known;


(c) is the net value of all other assets and liabilities of the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund unit value is known; and


(d) is the total number of Real Estate Fund Units outstanding.


To obtain the Real Estate Fund unit value, we then adjust this gross unit value for Fund fees and other expenses at rates equal to 1/12 of the annual rates.


                                     SAI-17

--------------------------------------------------------------------------------

For information on how we value the assets of Prime Property Fund held by the Real Estate Fund, see the next section of the SAI. We discuss valuation of cash equivalents held by the Real Estate Fund in the next section under The Growth Equity Fund--Short-Term Debt Securities.


HOW WE VALUE THE ASSETS OF THE INVESTMENT FUNDS


THE GROWTH EQUITY FUND. The assets of the Growth Equity Fund are valued as follows:

     o STOCKS listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.


     o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.


     o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.


     o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.


     o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.


     o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.


     o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.


Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.


OTHER EQUITY FUNDS. The Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund, ADA Large Cap Growth Fund and the Lifecycle Funds--Conservative and Moderate, invest all of their assets in the MFS Emerging Growth Fund, Templeton Foreign Fund, SSgA S&P 500 Index Fund, Putnam Equity Income Fund, INVESCO Growth Fund and Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. The Group Trusts, in turn, invest all of their assets in the Underlying State Street Funds.


The asset value of the MFS Emerging Growth Fund, the Templeton Foreign Fund--Class A, the SSgA S&P 500 Index Fund, the Putnam Equity Income Fund and the INVESCO Growth Fund is computed on a daily basis by each of these funds. See the prospectus for each of these Underlying Mutual Funds for information on valuation methodology. See our separate prospectus for the Lifecycle Funds for information on valuation methodology with respect to the investments of those Funds.



                                     SAI-18

--------------------------------------------------------------------------------

ASSETS HELD IN PRIME PROPERTY FUND. The values of real estate investments are estimated in accordance with the policies and procedures of the Appraisal Foundation. Ultimate realization of the market values is dependent to a great extent on economic and other conditions that are beyond Management 's control (such as general economic conditions, conditions affecting tenants and other events occurring in the markets in which individual properties are located). Further, values do not necessarily represent the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Market value considers the financial aspects of a property, market transactions and the relative yield for an asset as measured against alternative investments. Although the market values represent subjective estimates, Management believes that these market values are reasonable approximations of market prices.

The values of real estate properties and partnership equities have been prepared giving consideration to Income, Cost, and Sales Comparison Approaches of estimating property value. The Income Approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and demographic data. The Cost Approach estimates the replacement cost of the building less depreciation plus the land value. Generally, this approach provides a check on the Income Approach. The Sales Comparison Approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. Generally, the Income Approach carries the most weight in the value reconciliation.

Investment values are determined quarterly from limited restricted appraisals, in accordance with the Uniform Standards of Professional Appraisal Practice, which include less documentation but nevertheless meet the minimum requirements of the Appraisal Standards Board and the Appraisal Foundation and are considered appraisals. In these appraisals, a full discounted cash flow analysis, which is the basis of an Income Approach, is the primary focus. Interim monthly valuations are determined by giving consideration to material investment transactions. Full appraisal reports are prepared on a rotating basis for all properties.


During 2001 and 2000, all appraisals for Prime Property Fund were prepared by independent external appraisers. The external appraisals are reviewed by the external Appraisal Management Firm. All appraisal reports and appraisal reviews comply with the currently published Uniform Standards of Professional Appraisal Practice, as promulgated by the Appraisal Foundation.


Since appraisals take into consideration the estimated effect of physical depreciation, a more meaningful financial statement presentation is achieved by excluding historical cost depreciation from net investment income. This presentation does not affect the net assets or unit value of the Account.

Partnership equities are stated at Prime Property Fund's equity in the value of the net assets of the partnerships, giving consideration to preferential returns.


From the inception of Prime Property Fund in 1973 through December 31, 2001, sales of properties totaling $3.0 billion in which Equitable retains no equity interest were equal to approximately 99.3% of their most recent valuation.


The market value of mortgage loans and notes receivable held in Prime Property Fund has been determined by one or more of the following criteria as appropriate: (i) on the basis of estimated market interest rates for loans of comparable quality and maturity, (ii) by recognizing the value of equity participations and options to enter into equity participations contained in certain loan instruments and (iii) giving consideration to the value of the underlying security.

Certain mortgage loans and notes receivable received as partial consideration for investments sold are stated at the principal amount outstanding, which approximates market value.

See Notes to the Financial Statements of Separate Account No. 8 (Prime Property
Fund) in this SAI for more information about the valuation of investments in Prime Property Fund.


GROWTH EQUITY FUND TRANSACTIONS

The Growth Equity Fund is charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for a Fund are executed primarily

                                     SAI-19

--------------------------------------------------------------------------------

through brokers that receive a commission paid by the Fund. The brokers are selected by Alliance Capital Management L.P. ("Alliance") and Equitable Life. For 2001, 2000 and 1999, the Growth Equity Fund paid $3,576,437, $2,218,019 and
$5,877,438, respectively, in brokerage commissions.



We and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the funds, considering all the circumstances. If transactions are executed in the over-the-counter market, we and Alliance deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. On occasion, we and Alliance may execute portfolio transactions for the Funds as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients that we or Alliance advise. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When the concurrent authorizations occur, our objective is to allocate the executions among the Funds and the other accounts in a fair manner.


We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. The factors we use to evaluate research services include the diversity of sources used by the broker, and the broker's experience, analytical ability, and professional stature. Our receipt of research services from brokers tends to reduce our expenses in managing the Funds. We take this expense reduction into account when setting the expense charges.



Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we only select brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Growth Equity Fund during 2001, $1,652,314 was paid to brokers providing research services on transactions of $2,202,725,580.



We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts that we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.


We may use the research information we obtain in servicing all accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Fund transacts business necessarily will be used in connection with the Fund.


When making securities transactions for the Fund that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research, but the Fund will not pay a higher price. The fact that we may benefit from such research is not considered in setting the expense charges.


In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.


PRIME PROPERTY FUND TRANSACTIONS



Prime Property Fund is charged separately for fees paid to independent property managers, outside legal expenses, operating expenses, real estate taxes and insurance premiums.



                                     SAI-20

--------------------------------------------------------------------------------

INVESTMENT MANAGEMENT FEE



The table below shows the amount we received in investment management fees under the Program during each of the last three years. See "Charges and expenses" in the prospectus.



                                           2001          2000          1999
                                       -----------   -----------   -----------
       Growth Equity Fund ..........    $711,488      $928,749      $971,974
       Real Estate Fund ............    $ 97,669      $ 79,245      $ 66,968


UNDERWRITER


AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc., and an affiliate of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. AXA Advisors is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. AXA Advisors' principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous. We have paid no underwriting commissions during any of the last three fiscal years with respect to units of interest under the contract. See "Charges and expenses" in the prospectus.



                                     SAI-21

--------------------------------------------------------------------------------

OUR MANAGEMENT


We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of Equitable and/or its affiliates in various executive positions during the last five years.





DIRECTORS NAME             AGE    PRINCIPAL OCCUPATION
--------------             ---    -----------------------------------------------------------------
Francoise Colloc'h          58    Member of the AXA Management Board and Group Executive
                                  President of AXA.
Henri de Castries           47    Chairman of the Board, AXA Financial; Chairman of the Management
                                  Board and CEO of AXA's Management Board.
Claus-Michael Dill          48    Chairman of Management Board of AXA Konzern AG, prior thereto, member of the Holding Management Board of Gerling-Konzern in
                                  Cologne.
Joseph L. Dionne            68    Retired Chairman and Chief Executive Officer, The McGraw-Hill
                                   Companies.
Denis Duverne               48    Executive Vice President, AXA; member, AXA Executive Board.
Jean-Rene Fourtou           62    Vice Chairman of the Management Board, Aventis; prior thereto,
                                  Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.
Norman C. Francis           70    President, Xavier University of Louisiana.
Donald J. Greene            68    Of Counsel, LeBoeuf, Lamb, Greene & MacRae; prior thereto,
                                  Partner of the firm.
John T. Hartley             71    Retired Chairman and Chief Executive Officer and currently a
                                  Director, Harris Corporation.
John H. F. Haskell, Jr.     70    Senior Advisor, UBS Warburg, LLC; prior thereto, Managing
                                  Director and member of the Board of Directors.
Mary (Nina) Henderson       51    Retired Corporate Vice President, Core Business Development of
                                  Bestfoods (fomerly CPC International, Inc.); prior thereto, Vice
                                  President and President, Bestfoods Grocery.
W. Edwin Jarmain            63    President, Jarmain Group Inc.
George T. Lowy              70    Partner, Cravath, Swaine & Moore.
Didier Pineau-Valencienne   70    Vice Chairman, Credit Suisse First Boston; Honorary Chairman,
                                  Schneider and Square D; prior thereto, Chairman and Chief
                                  Executive Officer.
George J. Sella, Jr.        73    Retired Chairman and Chief Executive Officer, American
                                  Cyanamid Company.
Peter J. Tobin              57    Dean, Peter J. Tobin College of Business, St. John's University;
                                  prior thereto, Chief Financial Officer, Chase Manhattan Corp.
Bruce W. Calvert            55    Chairman and Chief Executive Officer, Alliance Capital
                                  Management Corporation.



                                     SAI-22

--------------------------------------------------------------------------------


OFFICERS-DIRECTORS NAME  AGE   PRINCIPAL OCCUPATION
------------------------ ---   -------------------------------------------------------------------
Christopher M. Condron   54    Chairman of the Board and Chief Executive Officer of Equitable
                               Life; President and Chief Executive Officer of AXA Financial,
                               Inc.; Member of the Management Board of AXA; prior thereto, served both as President and Chief Operating Officer of Mellon
                               Financial Corp. and Chairman and Chief Executive Officer of
                               Dreyfus Corp.
Stanley B. Tulin         52    Vice Chairman of the Board and Chief Financial Officer of
                               Equitable Life and AXA Financial, Inc.; Executive Vice
                               President and Member of the Executive Committee of AXA; prior thereto, Chairman of the Insurance Consulting and Actuarial
                               Practice of Coopers & Lybrand, L.L.P.


OTHER OFFICERS NAME  AGE    PRINCIPAL OCCUPATION
-------------------  ---    ------------------------------------------------------------------
Leon B. Billis        55    Executive Vice President and AXA Group Deputy Chief Information
                            Officer, Equitable Life and AXA Client Solutions, LLC; Director,
                            Chief Executive Officer and President of AXA Technology Services
                            America, Inc.
Harvey Blitz          56    Senior Vice President of Equitable, AXA Financial, Inc. and AXA
                            Client Solutions, LLC; Executive Vice President of AXA Advisors,
                            LLC.
Kevin R. Byrne        46    Senior Vice President and Treasurer, Equitable Life, AXA
                            Financial, Inc., AXA Client Solutions, LLC, and Equitable of
                            Colorado, Inc.
Judy A. Faucett       53    Senior Vice President of Equitable Life and AXA Client Solutions,
                            LLC.
Alvin H. Fenichel     57    Senior Vice President and Controller of Equitable Life, AXA
                            Financial, Inc. and AXA Client Solutions, LLC.
Paul J. Flora         55    Senior Vice President and Auditor of Equitable Life, AXA
                            Financial, Inc. and AXA Client Solutions, LLC.
Donald R. Kaplan      48    Senior Vice President, Chief Compliance Officer and Associate
                            General Counsel of Equitable Life and AXA Client Solutions, LLC.
Richard J. Matteis    65    Executive Vice President of Equitable Life and AXA Client
                            Solutions, LLC; prior thereto, Executive Vice President of Chase
                            Manhattan Corp.
Peter D. Noris        46    Executive Vice President and Chief Investment Officer of
                            Equitable Life, AXA Financial, Inc. and AXA Client Solutions,
                            LLC; President and Trustee of EQ Advisors Trust; Executive Vice
                            President and Chief Investment Officer of The Equitable of
                            Colorado, Inc.
Anthony C. Pasquale   54    Senior Vice President of Equitable Life and AXA Client Solutions,
                            LLC.
Pauline Sherman       58    Senior Vice President, Secretary and Associate General Counsel of
                            Equitable Life, AXA Financial, Inc. and AXA Client Solutions,
                            LLC; Senior Vice President, Secretary and Associate General
                            Counsel of The Equitable of Colorado, Inc.
Richard V. Silver     46    Executive Vice President and General Counsel of Equitable Life,
                            AXA Financial, Inc. and AXA Client Solutions, LLC; Executive
                            Vice President and General Counsel, The Equitable of Colorado,
                            Inc.
Jennifer Blevins      44    Executive Vice President of Equitable Life and AXA Client
                            Solutions, LLC; prior thereto, Senior Vice President and Managing
                            Director Worldwide Human Resources of Chubb and Son, Inc.


                                     SAI-23

--------------------------------------------------------------------------------


OTHER OFFICERS NAME   AGE   PRINCIPAL OCCUPATION
-------------------   ---   -------------------------------------------------------------------
Selig Ehrlich         41    Executive Vice President and Chief Actuary of Equitable Life and
                            AXA Client Solutions, LLC; prior thereto, Senior Vice President,
                            Chief Actuary and Deputy General Manager.
MaryBeth Farrell      44    Executive Vice President of Equitable Life and AXA Client
                            Solutions, LLC.
Stuart L. Faust       49    Senior Vice President and Deputy General Counsel of Equitable
                            Life, AXA Financial, Inc. and AXA Client Solutions, LLC.
John M. Lefferts      44    Executive Vice President and President of Retail Distribution of
                            Equitable Life and AXA Client Solutions, LLC; Director and
                            Executive Vice President of The Equitable of Colorado, Inc.
William Levine        58    Executive Vice President and Chief Information Officer of
                            Equitable Life and AXA Client Solutions, LLC; prior thereto,
                            Senior Vice President of Paine Webber.
William (Alex)        40    Executive Vice President of Equitable Life and AXA Client
 MacGillivray               Solutions, LLC; Director, President and Chief Executive Officer of
                            AXA Distributors, LLC and its subsidiaries.
Charles A. Marino     43    Senior Vice President and Actuary of Equitable Life and AXA
                            Client Solutions, LLC.
Deanna M. Mulligan    38    Executive Vice President of Equitable Life and AXA Client
                            Solutions, LLC.


                                     SAI-24

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 4 (Pooled), 30 (Pooled), 191, 200 and 206 reflect applicable fees, charges and other expenses under the Program in effect during the periods covered and they also reflect the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts. The financial statements of Separate Account No. 8 (Prime Property Fund) reflect charges against the account made in accordance with the terms of all other contracts participating in the account, there are no Program fees charged against Separate Account No. 8.


SEPARATE ACCOUNT NO. 4 (POOLED):
   Report of Independent Accountants ..................................................... SAI-26
Separate Account No. 4 (Pooled) (The Growth Equity Fund):
   Statement of Assets and Liabilities, December 31, 2001 ................................ SAI-27
   Statements of Operations Year Ended December 31, 2001 ................................. SAI-28
   Statements of Changes in Net Assets Years Ended December 31, 2001 and 2000 ............ SAI-29
   Portfolio of Investments, December 31, 2001 ........................................... SAI-30
   Notes to Financial Statements ......................................................... SAI-32
SEPARATE ACCOUNT NOS. 191, 200 AND 206:
   Report of Independent Accountants ..................................................... SAI-36
Separate Account No. 191 (The ADA Foreign Fund):
   Statement of Assets and Liabilities, December 31, 2001 ................................ SAI-37
   Statements of Operations Year Ended December 31, 2001 ................................. SAI-38
   Statements of Changes in Net Assets Years Ended December 31, 2001 and 2000 ............ SAI-39
Separate Account No. 200 (The Aggressive Equity Fund):
   Statement of Assets and Liabilities, December 31, 2001 ................................ SAI-40
   Statements of Operations Year Ended December 31, 2001 ................................. SAI-41
   Statements of Changes in Net Assets Years Ended December 31, 2001 and 2000 ............ SAI-42
Separate Account No. 206
   Statement of Assets and Liabilities, December 31, 2001 ................................ SAI-43
   Statements of Operations Year Ended December 31, 2001 ................................. SAI-44
   Statements of Changes in Net Assets Years Ended December 31, 2001 and 2000 ............ SAI-45
Separate Account Nos. 191, 200 and 206:
   Notes to Financial Statements ......................................................... SAI-46
SEPARATE ACCOUNT NO. 30 (POOLED) (THE REAL ESTATE FUND):
   Report of Independent Accountants ..................................................... SAI-49
   Statements of Assets and Liabilities, December 31, 2001 and 2000 ...................... SAI-50
   Statements of Operations and Changes in Net Assets for the Years Ended December 31,
     2001 and 2000 ....................................................................... SAI-51
   Statements of Cash Flows for the Years Ended December 31, 2001 and 2000 ............... SAI-52
   Notes to Financial Statements ......................................................... SAI-53
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND):
   Report of Independent Accountants ..................................................... SAI-55
   Statement of Independent Appraisers ................................................... SAI-56
   Statements of Assets and Liabilities, December 31, 2001 and 2000 ...................... SAI-57
   Statements of Operations and Changes in Net Assets for the Years Ended December 31,
     2001 and 2000 ....................................................................... SAI-58
   Statements of Cash Flows for the Years Ended December 31, 2001 and 2000 ............... SAI-59
   Notes to Financial Statements ......................................................... SAI-60
THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES:
   Report of Independent Accountants .....................................................    F-1
   Consolidated Balance Sheets, December 31, 2001 and 2000 ...............................    F-2
   Consolidated Statements of Earnings for the Years Ended December 31, 2001, 2000 and        F-3
     1999
   Consolidated Statements of Shareholder's Equity and Comprehensive Income for the Years
     Ended December 31, 2001, 2000 and 1999 ..............................................    F-4
   Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and      F-5
     1999
   Notes to Consolidated Financial Statements ............................................    F-7


                                     SAI-25

--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------
To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and related statement of operations and statements of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2001, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 6, 2002


                                     SAI-26

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
DECEMBER 31, 2001
--------------------------------------------------------------------------------



ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $949,093,635)...........................    $884,869,781
 Short-term debt securities -- at value (amortized cost: $13,498,868).....      13,498,868
Dividends and interest receivable ........................................         422,696
------------------------------------------------------------------------------------------
Total assets .............................................................     898,791,345
------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................       1,997,728
Due to custodian .........................................................         145,431
Accrued expenses .........................................................         625,054
------------------------------------------------------------------------------------------
Total liabilities ........................................................       2,768,213
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $896,023,132
==========================================================================================
Amount retained by Equitable Life in Separate Account No. 4 ..............    $  1,392,138
Net assets attributable to contract owners ...............................     855,609,465
Net assets allocated to contracts in payout period .......................      39,021,529
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $896,023,132
==========================================================================================




                                CONTRACT           CONTRACT
                           UNITS OUTSTANDING      UNIT VALUES
                          -------------------   --------------
Institutional .........          80,095           $ 6,350.37
RIA ...................          81,933           $   611.48
MRP ...................         159,063           $   261.19
ADA ...................         898,531           $   310.23
EPP ...................          26,423           $   623.23




The accompanying notes are an integral part of these financial statements.


                                     SAI-27

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Operations
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $15,633)......................    $    3,708,270
Interest .................................................................           870,837
--------------------------------------------------------------------------------------------
Total investment income ..................................................         4,579,107
--------------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Investment management fees ...............................................        (1,836,555)
Expense charges ..........................................................           (18,199)
Operating expenses .......................................................        (2,895,077)
--------------------------------------------------------------------------------------------
Total expenses ...........................................................        (4,749,831)
--------------------------------------------------------------------------------------------
Net investment loss ......................................................          (170,724)
--------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized loss from security and foreign currency transactions ........       (84,356,380)
Change in unrealized appreciation/depreciation of investments ............      (130,820,535)
--------------------------------------------------------------------------------------------
Net realized and unrealized loss on investments ..........................      (215,176,915)
--------------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ....................    $ (215,347,639)
============================================================================================



The accompanying notes are an integral part of these financial statements.



                                     SAI-28

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets




--------------------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       2001                2000
---------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) .................................................    $     (170,724)    $    1,698,772
Net realized gain (loss) on investments and foreign currency transactions ....       (84,356,380)        93,460,750
Change in unrealized appreciation/depreciation of investments ................      (130,820,535)      (381,915,139)
-------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations ........................      (215,347,639)      (286,755,617)
-------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................       218,850,121        297,267,595
Withdrawals ..................................................................      (325,968,603)      (575,963,871)
Asset management fees ........................................................        (1,984,030)        (3,249,116)
Administrative fees ..........................................................          (963,019)        (2,098,122)
-------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....      (110,065,531)      (284,043,514)
-------------------------------------------------------------------------------------------------------------------
Net increase in amount retained by Equitable Life in Separate Account No. 4 ..            37,948             58,000
-------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS .......................................................      (325,375,222)      (570,741,131)
NET ASSETS -- BEGINNING OF YEAR ..............................................     1,221,398,354      1,792,139,485
-------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  896,023,132     $1,221,398,354
===================================================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-29

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 2001






-----------------------------------------------------------------------------------------------------------------------
                                                                             NUMBER OF                VALUE
                                                                              SHARES                 (NOTE 2)
-----------------------------------------------------------------------------------------------------------------------
COMMON STOCKS:
CAPITAL GOODS
ENGINEERING & CONSTRUCTION (0.9%)
Jacobs Engineering Group,
   Inc.* ...............................................................       124,100              $  8,190,600
                                                                                                    ------------
CONSUMER MANUFACTURING
BUILDING & RELATED (3.0%)
American Standard Companies,
   Inc.* ...............................................................       231,200                15,774,776
Centex Corp. ...........................................................        60,000                 3,425,400
D.R.Horton, Inc. .......................................................       166,000                 5,388,360
KB Home ................................................................        55,000                 2,205,500
                                                                                                    ------------
TOTAL CONSUMER
   MANUFACTURING (3.0%) ................................................                              26,794,036
                                                                                                    ------------
CONSUMER SERVICES
AIRLINES (1.5%)
Southwest Airlines Co. .................................................       734,700                13,577,256
                                                                                                    ------------
BROADCASTING & CABLE (6.4%)
AOL Time Warner, Inc.* .................................................       510,000                16,371,000
Comcast Corp. SPL (Class A)* ...........................................       625,000                22,500,000
Liberty Media Corp. (Class A)* .........................................   1,354,300                  18,960,200
                                                                                                    ------------
                                                                                                      57,831,200
                                                                                                    ------------
  CELLULAR COMMUNICATIONS (2.1%)
AT&T Wireless Services, Inc.* ..........................................   1,000,000                  14,370,000
Triton PCS Holdings, Inc.* .............................................     150,300                   4,411,305
                                                                                                    ------------
                                                                                                      18,781,305
                                                                                                    ------------
ENTERTAINMENT & LEISURE (4.1%)
Harley-Davidson, Inc. ..................................................     674,000                  36,604,940
                                                                                                    ------------
MISCELLANEOUS (1.0%)
Career Education Corp.* ................................................     252,000                   8,638,560
                                                                                                    ------------
RETAIL - GENERAL
   MERCHANDISE (4.2%)
Kohl's Corp.* ..........................................................     528,000                  37,192,320
                                                                                                    ------------
TOTAL CONSUMER
   SERVICES (19.3%) ....................................................                             172,625,581
                                                                                                    ------------


-----------------------------------------------------------------------------------------------------------------------
                                                                           NUMBER OF                   VALUE
                                                                             SHARES                   (NOTE 2)
-----------------------------------------------------------------------------------------------------------------------
ENERGY
OIL SERVICE (2.5%)
Baker Hughes, Inc. .....................................................     310,000                $ 11,305,700
Transocean Sedco Forex, Inc. ...........................................     125,000                   4,227,500
Weatherford International, Inc.*........................................     183,000                   6,818,580
                                                                                                    ------------
TOTAL ENERGY (2.5%) ....................................................                              22,351,780
                                                                                                    ------------
FINANCE
BANKING-REGIONAL (3.3%)
Bank One Corp. .........................................................     744,000                  29,053,200
                                                                                                    ------------
BROKERAGE & MONEY
   MANAGEMENT (4.2%)
Legg Mason, Inc. .......................................................     655,600                  32,766,888
Merrill Lynch & Co., Inc. ..............................................      97,900                   5,102,548
                                                                                                    ------------
                                                                                                      37,869,436
                                                                                                    ------------
INSURANCE (5.7%)
American International Group,
   Inc. ................................................................     424,000                  33,665,600
Gallagher (Arthur J.) & Co. ............................................     261,800                   9,029,482
XL Capital Ltd. (Class A) ..............................................      88,500                   8,085,360
                                                                                                    ------------
                                                                                                      50,780,442
                                                                                                    ------------
MISCELLANEOUS (7.9%)
AMBAC Financial Group, Inc. ............................................     290,900                  16,831,474
Citigroup, Inc. ........................................................     645,700                  32,594,936
MBNA Corp. .............................................................     617,300                  21,728,960
                                                                                                    ------------
                                                                                                      71,155,370
                                                                                                    ------------
TOTAL FINANCE (21.1%) ..................................................                             188,858,448
                                                                                                    ------------
HEALTH CARE
DRUGS (6.7%)
Allergan, Inc. .........................................................     210,000                  15,760,500
American Home Products Corp.............................................     181,000                  11,106,160
Enzon, Inc. ............................................................     118,000                   6,641,040
King Pharmaceuticals, Inc.* ............................................     230,000                   9,689,900
Pfizer, Inc. ...........................................................     424,100                  16,900,385
                                                                                                    ------------
                                                                                                      60,097,985
                                                                                                    ------------
MEDICAL PRODUCTS (2.4%)
Stryker Corp. ..........................................................     370,000                  21,596,900
                                                                                                    ------------

MEDICAL SERVICES (11.1%)
Cardinal Health, Inc. ..................................................     434,000                  28,062,440


                                     SAI-30

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 2001 (Concluded)




---------------------------------------------------------------------------------------------------------
                                                                              NUMBER OF         VALUE
                                                                                SHARES        (NOTE 2)
---------------------------------------------------------------------------------------------------------
Express Scripts, Inc.* ...................................................     491,600     $22,987,216
Health Management Associates,
   Inc. (Class A)* .......................................................   1,332,100      24,510,640
Laboratory Corp. of America
   Holdings* .............................................................     140,000      11,319,000
Tenet Healthcare Corp.* ..................................................     113,000       6,635,360
Wellpoint Health Networks,
   Inc.* .................................................................      48,500       5,667,225
                                                                                           -----------
                                                                                            99,181,881
                                                                                           -----------
TOTAL HEALTH CARE (20.2%) ................................................                 180,876,766
                                                                                           -----------
  MULTI-INDUSTRY COMPANIES (7.6%)
Danaher Corp. ............................................................     301,100      18,159,341
Tyco International Ltd. ..................................................     854,700      50,341,830
                                                                                           -----------
TOTAL MULTI-INDUSTRY
   COMPANIES (7.6%) ......................................................                  68,501,171
                                                                                           -----------
TECHNOLOGY
COMMUNICATION EQUIPMENT (4.8%)
Cisco Systems, Inc.* .....................................................   1,290,600      23,372,766
Juniper Networks, Inc.* ..................................................     300,000       5,685,000
Nokia Oyj (ADR) ..........................................................     560,000      13,736,800
                                                                                           -----------
                                                                                            42,794,566
                                                                                           -----------
COMPUTER SERVICES (2.2%)
Affiliated Computer Services,
   Inc. (Class A)* .......................................................      90,300       9,583,539
Fiserv, Inc.* ............................................................     244,000      10,326,080
                                                                                           -----------
                                                                                            19,909,619
                                                                                           -----------
CONTRACT MANUFACTURING (6.5%)
Celestica, Inc.* .........................................................     103,400       4,176,326
Flextronics International Ltd.* ..........................................   1,100,000      26,389,000
Sanmina-SCI Corp.* .......................................................     791,300      15,746,870
Solectron Corp.* .........................................................   1,021,300      11,520,264
                                                                                           -----------
                                                                                            57,832,460
                                                                                           -----------
MISCELLANEOUS (1.3%)
Thermo Electron Corp.* ...................................................     495,000      11,810,700
                                                                                           -----------
SEMICONDUCTOR CAPITAL
   EQUIPMENT (1.0%)
Applied Materials, Inc.* .................................................     230,000       9,223,000
                                                                                           -----------
SEMICONDUCTOR COMPONENTS (1.6%)
Altera Corp.* ............................................................     325,000       6,896,500
Applied Micro Circuits Corp.* ............................................     341,100       3,861,252
Micron Technology, Inc.* .................................................     119,000       3,689,000
                                                                                           -----------
                                                                                            14,446,752
                                                                                           -----------






---------------------------------------------------------------------------------
                                          NUMBER OF           VALUE
                                            SHARES           (NOTE 2)
---------------------------------------------------------------------------------
SOFTWARE (4.5%)
Amdocs Ltd.* .......................       149,200        $  5,068,324
BEA Systems, Inc.* .................       370,400           5,707,864
Check Point Software
   Technologies Ltd.* ..............        54,000           2,154,060
Mercury Interactive Corp.* .........       137,000           4,655,260
PeopleSoft, Inc.* ..................       146,000           5,869,200
Veritas Software Corp.* ............       376,200          16,861,284
                                                          ------------
                                                             40,315,992
                                                          ------------
TOTAL TECHNOLOGY (21.9%) ...........                       196,333,089
                                                          ------------
TRANSPORTATION
AIR FREIGHT (1.3%)
United Parcel Service, Inc.
   (Class B) .......................       217,000          11,826,500
                                                          ------------
UTILITIES
ELECTRIC & GAS UTILITY (1.0%)
AES Corp.* .........................       520,600           8,511,810
                                                          ------------
TOTAL COMMON STOCKS (98.8%)
   (Cost $949,093,635)..............                       884,869,781
                                                          ------------
                                          PRINCIPAL
                                            AMOUNT
                                          ---------
SHORT-TERM DEBT SECURITIES:
U.S. GOVERNMENT
   AGENCY (1.5%)
Freddie Mac Discount Notes
   1.51%, 2002 .....................   $13,500,000          13,498,868
                                                          ------------
TOTAL SHORT-TERM DEBT
   SECURITIES (1.5%)
   (Amortized Cost
   $13,498,868).....................                        13,498,868
                                                          ------------
TOTAL INVESTMENTS (100.3%)
   (Cost/Amortized Cost
   $962,592,503)....................                       898,368,649
OTHER ASSETS LESS
   LIABILITIES (-0.3%) .............                        (2,345,517)
                                                          ------------
NET ASSETS (100.0%) ................                      $896,023,132
                                                          ============



----------------------
* Non-income producing.


The accompanying notes are an integral part of these financial statements.



                                     SAI-31

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements
--------------------------------------------------------------------------------
1. GENERAL


  Separate Account Nos. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many products participating in this Fund.


  At December 31, 2001, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account No. 4 aggregated $222,089,350 (24.8%) of the net assets of the Fund.


  Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly traded limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc.


  AXA Advisors, LLC (AXA Advisors), the successor to EQ Financial Consultants, Inc., is an affiliate of Equitable Life, and a distributor and principal underwriter of the contracts. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.


  Equitable Life, Alliance and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life, Alliance and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.


  The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC, its subsidiaries and AXA Network Insurance Agency of Texas, Inc. (affiliates of Equitable Life). AXA Advisors receives commissions and other service-related payments under its distribution agreement with Equitable Life and its networking agreement with AXA Network.


  The net assets of the account are not chargeable with liabilities arising out of any other business Equitable Life may conduct. The excess of assets over reserves and other contract liabilities, if any, in the Separate Account No. 4 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights.


  The amount retained by Equitable Life in Separate Account No. 4 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.


2. SIGNIFICANT ACCOUNTING POLICIES


  Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.



                                     SAI-32

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


  Investment securities are valued as follows:

  Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

  Foreign securities not traded directly, or in American Depository Receipt
  (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

  Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price. United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

  Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

  Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

  Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

  Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

  Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

  Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

  Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contract holder elects to discontinue the contract.

  On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" (the "Guide"), which was effective for the December 31, 2001 financial statements. In connection with the Company's mplementation of the Guide, certain administrative and asset management fees have been reclassified from the Statement of Operations to the Statement of Changes in Net Assets, which is considered a change in application of an accounting principle. Adoption of the requirements of the Guide did not have a significant impact on the Fund's financial position or results of operations.


                                     SAI-33

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


  The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
  (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

3. INVESTMENT TRANSACTIONS

  For the year ended December 31, 2001, investment security transactions, excluding short-term debt securities, were as follows:





----------------------------------------------------------------------------------------------------------------
                                               PURCHASES                                  SALES
                                ---------------------------------------   --------------------------------------
                                 STOCKS AND DEBT      U.S. GOVERNMENT      STOCKS AND DEBT      U.S. GOVERNMENT
FUND                                SECURITIES          AND AGENCIES          SECURITIES         AND AGENCIES
----------------------------------------------------------------------------------------------------------------
  The Growth Equity .........    $1,293,750,620     $              --      $1,377,319,088     $              --



4. EXPENSES


  Charges and fees relating to the Funds are paid to Equitable Life and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the American Dental Association Members Retirement Program are as follows:

  Investment Management and Administration Fees (Investment Management Fees):

  Equitable Life receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and
  (ii) 0.20 of 1% of the excess over $100 million of its ADA Program assets.

  An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

  Program Expense Charge:

  In the year prior to May 1, 2001 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.625 of 1% of the first $400 million and
  (ii) 0.620 of 1% of the excess over $400 million.


  Effective May 1, 2001 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.645 of 1% of the first $400 million and
  (ii) 0.640 of 1% of the excess over $400 million.


  Aportion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. Currently, the ADA's portion of the Program Expense Charge was temporarily reduced to 0.01% for all assets value levels. The remainder of this charge is retained by Equitable Life.


  Direct Operating and Other Expenses:

  In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.




  Investment management fees, program expense charges and direct operating and other expenses are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statement of Operations.


                                     SAI-34

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------



5. TAXES


  No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for Federal income taxes is required.


6. NET INCREASE (DECREASE) IN ADA UNITS OUTSTANDING




                                          2001           2000
                                      ------------   ------------
  The Growth Equity Fund ..........      (69,106)       (92,281)



7. INVESTMENT INCOME RATIO


  The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.






                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        2001         2000         1999         1998         1997
                                     ----------   ----------   ----------   ----------   ----------
  The Growth Equity Fund .........       0.46%        0.45%        0.54%        0.53%        0.56%



8. UNIT VALUES -- ADA


  Shown below are unit value ("contract unit value") and units outstanding for the American Dental Association Members Retirement Program issued by Equitable Life. Expense as a percentage of average net assets excludes charges made directly to contract holder accounts through redemption of units.






                                                                     YEAR ENDED
                                                                  DECEMBER 31, 2001
                                                                 ------------------
  THE GROWTH EQUITY FUND
  ADA, 1.08%
  Unit Value, end of period ..................................        $ 310.23
  Net Assets (000's) .........................................        $278,756
  Number of units outstanding, end of period (000's) .........             899
  Total Return ...............................................         ( 18.85)%




  Institutional contract unit values are determined at the end of each business day. Institutional unit values reflect the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (RIA, MRP, ADA, EPP) reflect the same investment results as the Institutional unit values presented on the Statement of Assets and Liabilities. In addition, ADA contract unit values reflect certain investment management and administrative fees and program expense charges, which vary by contract. These fees are charged as a percentage of net assets and are disclosed above for ADA contracts in percentage terms.



                                     SAI-35

--------------------------------------------------------------------------------


Report of Independent Accountants
--------------------------------------------------------------------------------
To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account Nos. 191, 200 and 206 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statements of assets and liabilities and related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 191 (The ADA Foreign Fund), 200 (The Aggressive Equity Fund) and each of the investment options of Separate Account No. 206 (The Equity Income Fund and The ADA Large Cap Growth Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2001, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned at December 31, 2001 with the underlying mutual funds' transfer agents, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 6, 2002



                                     SAI-36

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 191
(THE ADA FOREIGN FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
DECEMBER 31, 2001



------------------------------------------------------------------------------------------
ASSETS:
Investments in 7,433,471 shares of The Templeton Foreign Fund -- at value
 (cost: $75,776,360) (Note 2)............................................     $ 68,704,129
Cash ....................................................................           33,300
------------------------------------------------------------------------------------------
Total assets ............................................................       68,737,429
------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses ........................................................           73,097
------------------------------------------------------------------------------------------
NET ASSETS ..............................................................     $ 68,664,332
==========================================================================================

ADA CONTRACT UNITS OUTSTANDING ..........................................        3,404,460
ADA CONTRACT UNIT VALUE .................................................     $      20.17



The accompanying notes are an integral part of these financial statements.

                                     SAI-37

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 191
(THE ADA FOREIGN FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Operations
YEAR ENDED DECEMBER 31, 2001



----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The Templeton Foreign Fund .............................     $  1,852,400
----------------------------------------------------------------------------------------
EXPENSES (NOTE 3) :
Administration fees and program expense charge ........................         (462,349)
Operating expenses ....................................................          (98,795)
----------------------------------------------------------------------------------------
Total expenses ........................................................         (561,144)
----------------------------------------------------------------------------------------
Net investment income .................................................        1,291,256
----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2) :
Net realized gain from share transactions .............................        1,177,453
Change in unrealized appreciation/depreciation of investments .........       (9,473,150)
----------------------------------------------------------------------------------------
Net realized and unrealized loss on investments .......................       (8,295,697)
----------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................     $ (7,004,441)
========================================================================================



The accompanying notes are an integral part of these financial statements.



                                     SAI-38

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 191
(THE ADA FOREIGN FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets




-----------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    2001               2000
-----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income .....................................................    $   1,291,256      $   1,999,477
Net realized gain on investments ..........................................        1,177,453          2,311,255
Change in unrealized appreciation/depreciation of investments .............       (9,473,150)        (8,504,918)
----------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations .....................       (7,004,441)        (4,194,186)
---------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................       14,255,121         48,352,829
Withdrawals ...............................................................      (19,403,773)       (53,251,078)
---------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ..       (5,148,652)        (4,898,249)
---------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ....................................................      (12,153,093)        (9,092,435)
NET ASSETS -- BEGINNING OF YEAR ...........................................       80,817,425         89,909,860
---------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR .................................................    $  68,664,332      $  80,817,425
===============================================================================================================



The accompanying notes are an integral part of these financial statements.

                                     SAI-39

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 200
(THE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
DECEMBER 31, 2001



---------------------------------------------------------------------------------------------
ASSETS:
Investments in 4,467,579 shares of The MFS Emerging Growth Fund -- at value
 (cost: $212,151,454) (Note 2) ............................................     $ 148,412,976
Cash ......................................................................            76,821
---------------------------------------------------------------------------------------------
Total assets ..............................................................       148,489,797
---------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses ..........................................................           148,437
---------------------------------------------------------------------------------------------
NET ASSETS ................................................................     $ 148,341,360
=============================================================================================

ADA CONTRACT UNITS OUTSTANDING ............................................         2,541,758
ADA CONTRACT UNIT VALUE ...................................................     $       58.36



The accompanying notes are an integral part of these financial statements.

                                     SAI-40

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 200
(THE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Operations
YEAR ENDED DECEMBER 31, 2001



-----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The MFS Emerging Growth Fund ...........................     $          --
-----------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ........................        (1,086,461)
Operating expenses ....................................................          (159,164)
-----------------------------------------------------------------------------------------
Total expenses ........................................................        (1,245,625)
-----------------------------------------------------------------------------------------
Net investment loss ...................................................        (1,245,625)
-----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized gain from share transactions .............................         4,941,206
Change in unrealized appreciation/depreciation of investments .........       (59,063,320)
-----------------------------------------------------------------------------------------
Net realized and unrealized loss on investments .......................       (54,122,114)
-----------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................     $ (55,367,739)
=========================================================================================



The accompanying notes are an integral part of these financial statements.



                                     SAI-41

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 200
(THE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets




----------------------------------------------------------------------------------------------------------------------------
                                                                                               YEAR ENDED DECEMBER 31,
                                                                                               2001               2000
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..................................................................    $  (1,245,625)     $   (1,836,759)
Net realized gain on investments .....................................................        4,941,206          39,154,348
Change in unrealized appreciation/depreciation of investments ........................      (59,063,320)       (111,886,079)
---------------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations ................................      (55,367,739)        (74,568,490)
---------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ........................................................................       48,742,329         131,539,039
Withdrawals ..........................................................................      (56,879,663)        (90,673,628)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals ..       (8,137,334)         40,865,411
---------------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ...............................................................      (63,505,073)        (33,703,079)
NET ASSETS -- BEGINNING OF YEAR ......................................................      211,846,433         245,549,512
---------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ............................................................    $ 148,341,360      $  211,846,433
===========================================================================================================================



The accompanying notes are an integral part of these financial statements.

                                     SAI-42

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Assets and Liabilities
DECEMBER 31, 2001




------------------------------------------------------------------------------------------------------------------
                                                                                  THE EQUITY        THE ADA LARGE
                                                                                    INCOME           CAP GROWTH
                                                                                     FUND               FUND
------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 1,001,810 shares of Putnam Equity Income Fund -- at value
 (cost: $14,882,955) (Note 2) ..............................................     $ 14,736,619
Investments in 8,545,974 shares of INVESCO Large Cap Growth Fund -- at value
 (cost: $36,878,086) (Note 2) ..............................................                        $ 22,219,533
Cash .......................................................................            6,106             10,830
----------------------------------------------------------------------------------------------------------------
Total assets ...............................................................       14,742,725         22,230,363
----------------------------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses ...........................................................           38,934             64,404
----------------------------------------------------------------------------------------------------------------
NET ASSETS .................................................................     $ 14,703,791       $ 22,165,959
================================================================================================================

ADA CONTRACT UNITS OUTSTANDING .............................................        1,519,130          4,659,280
ADA CONTRACT UNIT VALUES ...................................................     $       9.68       $       4.76



The accompanying notes are an integral part of these financial statements.

                                     SAI-43

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations
YEAR ENDED DECEMBER 31, 2001




----------------------------------------------------------------------------------------------------------
                                                                            THE EQUITY      THE ADA LARGE
                                                                              INCOME         CAP GROWTH
                                                                               FUND             FUND
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from Putnam Equity Income Fund ...............................    $  200,049
Dividends from INVESCO Large Cap Growth Fund ...........................                   $          --
--------------------------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge .........................       (70,583)         (168,319)
Operating expenses .....................................................       (40,815)          (63,869)
--------------------------------------------------------------------------------------------------------
Total expenses .........................................................      (111,398)         (232,188)
--------------------------------------------------------------------------------------------------------
Net investment income (loss) ...........................................        88,651          (232,188)
--------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized gain (loss) from share transactions .......................       330,504       (24,878,759)
Net realized gain distributions from Putman Equity Income Fund .........       171,220
Net realized gain distributions from INVESCO Large Cap Growth Fund .....                         199,285
Unrealized appreciation/depreciation of investments ....................      (839,569)        4,770,952
--------------------------------------------------------------------------------------------------------
Net realized and unrealized loss on investments ........................      (337,845)      (19,908,522)
--------------------------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ..................    $ (249,194)    $ (20,140,710)
========================================================================================================



The accompanying notes are an integral part of these financial statements.



                                     SAI-44

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets




--------------------------------------------------------------------------------------------------------------
                                                                                   THE EQUITY INCOME FUND
                                                                               -------------------------------
                                                                                   YEAR ENDED DECEMBER 31,
                                                                                     2001            2000
--------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) .................................................  $     88,651    $      24,893
Net realized gain (loss) on investments ......................................       501,724         (392,359)
Unrealized appreciation/depreciation of investments ..........................      (839,569)       1,166,541
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............      (249,194)         799,075
-------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................    12,889,532       10,706,683
Withdrawals ..................................................................    (5,725,913)      (7,956,111)
-------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions and withdrawals .....     7,163,619        2,750,572
-------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............................................     6,914,425        3,549,647
NET ASSETS -- BEGINNING OF YEAR ..............................................     7,789,366        4,239,719
-------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................  $ 14,703,791    $   7,789,366
=============================================================================================================



---------------------------------------------------------------------------------------------------------------
                                                                                 THE ADA LARGE CAP GROWTH FUND
                                                                               ---------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                     2001             2000
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) .................................................  $     (232,188)  $     (240,765)
Net realized gain (loss) on investments ......................................     (24,679,474)       6,508,410
Unrealized appreciation/depreciation of investments ..........................       4,770,952      (19,685,874)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............     (20,140,710)     (13,418,229)
---------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................      29,632,834       63,060,045
Withdrawals ..................................................................     (24,114,715)     (23,280,154)
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions and withdrawals .....       5,518,119       39,779,891
---------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............................................     (14,622,591)      26,361,662
NET ASSETS -- BEGINNING OF YEAR ..............................................      36,788,550       10,426,888
---------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................  $   22,165,959   $   36,788,550
===============================================================================================================



The accompanying notes are an integral part of these financial statements.

                                     SAI-45

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 191, 200 AND 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
NOTES TO FINANCIAL STATEMENTS

1. GENERAL


   Separate Account Nos. 191 (the ADA Foreign Fund), 200 (the Aggressive Equity
   Fund) and 206 (the Equity Income Fund and the ADA Large Cap Growth Fund, formerly the ADA Blue Chip Growth Fund) (collectively the Funds) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

   Equitable Life is the investment manager for the Funds.

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   Separate Account No. 191 invests 100% of its assets in Class A shares of the Templeton Foreign Fund, a series of Templeton Funds, Inc., which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the Templeton Foreign Fund is Templeton Global Advisors Ltd., an indirect wholly-owned subsidiary of Franklin Resources, Inc.

   Separate Account No. 200 invests 100% of its assets in Class A shares of the MFS Emerging Growth Fund, a series of MFS Series Trust II, which was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. The investment adviser of the MFS Emerging Growth Fund is MFS Investment Management.

   Separate Account No. 206 has two investment funds. The Equity Income Fund invests 100% of its assets in Class A shares of the Putnam Equity Income Fund, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Putnam Investment Management, LLC, a wholly-owned subsidiary of Putnam Investments, Inc. The ADA Large Cap Growth Fund invests 100% of its assets in shares of the INVESCO Large Cap Growth Fund, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by INVESCO Funds Group, Inc.

   On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" (the "Guide"), which was effective for the December 31, 2001 financial statements. Adoption of the requirements of the Guide did not have a significant impact on the Funds' financial position or results of operations.


2. INVESTMENTS


   Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on ex-dividend date.

   Investments in the Templeton Foreign Fund, MFS Emerging Growth Fund, Putnam Equity Income Fund and INVESCO Large Cap Growth Fund are valued at the underlying mutual fund's net asset value per share.


3. EXPENSES


   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds and with respect to the American Dental Association Members Retirement Program as follows:



                                     SAI-46

--------------------------------------------------------------------------------

   Program Expense Charge:


   In the year prior to May 1, 2001 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.625 of 1% of the first $400 million and (ii) 0.620 of 1% of the excess over $400 million.


   Effective May 1, 2001 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.645 of 1% of the first $400 million and (ii)
   0.640 of 1% of the excess over $400 million.


   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. Currently, the ADA's portion of the Program Expense Charge was temporarily reduced to 0.01% for all asset value levels. The remainder of this charge is retained by Equitable Life.


   Administration Fees:


   Equitable Life receives a fee based on the value of the ADA Foreign Fund, the Aggressive Equity Fund, the Equity Income Fund and the ADA Large Cap Growth Fund at a monthly rate of 1/12 of 0.15 of 1% of their respective ADA Program assets. Equitable has agreed to waive the 0.15% administration fee charged to the Funds. The waiver is expected to be in effect for an indefinite period, but is subject to termination by Equitable upon notice.


   Direct Operating Expenses:


   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.


   These charges and fees are paid to Equitable Life by the Funds and are recorded as expenses in the accompanying Statement of Operations.


4. TAXES

   No federal income tax was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no federal income tax provision is required.


5. NET INCREASE (DECREASE) IN ADA UNITS OUTSTANDING




                                                       2001            2000
                                                  -------------   -------------
       The ADA Foreign Fund ...................      (256,813)       (233,728)
       The Aggressive Equity Fund .............      (130,952)        377,624
       The Equity Income Fund .................       735,031         308,670
       The ADA Large Cap Growth Fund ..........       758,558       3,066,902



6. INVESTMENT INCOME RATIO

   Shown below is the investment income ratio throughout the periods indicated for the Funds.

   These amounts represent the dividends, excluding distributions of capital gains, received by the Funds from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Funds is affected by the timing of the declaration of dividends by the underlying mutual fund in which the Funds invest.



                                     SAI-47

--------------------------------------------------------------------------------



                                                                   YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------------
                                                2001         2000            1999           1998         1997
                                             ----------   ----------   ---------------   ----------   ----------
   The ADA Foreign Fund ..................       2.52%        3.11%          3.42%           3.50%        3.76%
   The Aggressive Equity Fund ............         --           --             --              --         0.23%
   The Equity Income Fund ................       1.75%        1.95%          0.86%(a)          --           --
   The ADA Large Cap Growth Fund .........         --           --          10.63%(b)          --           --



   ----------
   (a) Commenced operations on July 7, 1999.
   (b) Commenced operations on October 25, 1999.


7. UNIT VALUES -- ADA


   Shown below are unit values ("contract unit values") and units outstanding for American Dental Association Members Retirement Program issued by Equitable Life. Expense as a percentage of average net assets excludes charges made directly to contract holder accounts through redemption of units.






                                                                      YEAR ENDED
                                                                   DECEMBER 31, 2001
                                                                  ------------------
   THE ADA FOREIGN FUND, .76%
   Unit Value, end of period ..................................        $  20.17
   Net Assets (000's) .........................................        $ 68,664
   Number of units outstanding, end of period (000's) .........           3,404
   Total Return ...............................................           (8.63)%

   THE AGGRESSIVE EQUITY FUND, .74%
   Unit Value, end of period ..................................        $  58.36
   Net Assets (000's) .........................................        $148,341
   Number of units outstanding, end of period (000's) .........           2,542
   Total Return ...............................................          (26.37)%

   THE EQUITY INCOME FUND, .98%
   Unit Value, end of period ..................................        $   9.68
   Net Assets (000's) .........................................        $ 14,704
   Number of units outstanding, end of period (000's) .........           1,519
   Total Return ...............................................           (2.57)%

   THE ADA LARGE CAP GROWTH FUND, .88%
   Unit Value, end of period ..................................        $   4.76
   Net Assets (000's) .........................................        $ 22,166
   Number of units outstanding, end of period (000's) .........           4,659
   Total Return ...............................................          (49.56)%


                                     SAI-48

--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------
To The Equitable Life Assurance Society
of the United States


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets and of cash flows present fairly, in all material respects, the financial position of Separate Account No. 30 of The Equitable Life Assurance Society of the United States (the Account) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Atlanta, Georgia
February 18, 2002


                                     SAI-49

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Assets and Liabilities



-------------------------------------------------------------------------------------------------------------------
                                                                                             DECEMBER 31,
                                                                                         2001             2000
-------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes B and C):
 Participation in Prime Property Fund at value, equivalent to 1,162 units at
   $11,232.08 for 2001 (cost: $7,016,072) and 1,030 units at $10,846.61 for 2000
   (cost: $5,516,072) ...........................................................    $13,049,690      $11,170,744
Participation in Short term investments .........................................      1,110,985          864,308
Other receivable ................................................................            150               --
Cash ............................................................................            771              828
-----------------------------------------------------------------------------------------------------------------
Total assets ....................................................................     14,161,596       12,035,880
-----------------------------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses ................................................................         36,676           23,244
-----------------------------------------------------------------------------------------------------------------
Total liabilities ...............................................................         36,676           23,244
-----------------------------------------------------------------------------------------------------------------
NET ASSETS ......................................................................    $14,124,920      $12,012,636
=================================================================================================================



See Notes to Financial Statements.


                                     SAI-50

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets



-----------------------------------------------------------------------------------------------------------
                                                                               YEAR ENDED DECEMBER 31,
                                                                                2001              2000
-----------------------------------------------------------------------------------------------------------
FROM INVESTMENT ACTIVITIES (NOTE B):
Interest income .......................................................     $    44,989      $     47,718
Expense ...............................................................        (265,171)         (230,492)
---------------------------------------------------------------------------------------------------------
Net Investment Loss ...................................................        (220,182)         (182,774)
---------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN ON INVESTMENT (NOTE B):
Realized gain from redemption of Prime Property Fund units ............              --           262,849
Change in Unrealized Gain on Investments ..............................         378,946         1,070,634
---------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain on Investments .......................         378,946         1,333,483
---------------------------------------------------------------------------------------------------------
Increase in net assets attributable to investment activities ..........         158,764         1,150,709
---------------------------------------------------------------------------------------------------------
FROM CLIENT TRANSACTIONS:
Allocations ...........................................................       2,905,124         1,500,080
Withdrawals ...........................................................        (951,604)       (1,820,236)
---------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets attributable to client transactions .       1,953,520          (320,156)
---------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS ................................................       2,112,284           830,553
NET ASSETS -- JANUARY 1 ...............................................      12,012,636        11,182,083
---------------------------------------------------------------------------------------------------------
NET ASSETS -- DECEMBER 31 .............................................     $14,124,920      $ 12,012,636
=========================================================================================================



See Notes to Financial Statements.



                                     SAI-51

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Cash Flows




-----------------------------------------------------------------------------------------------------------------
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                       2001             2000
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Investment Loss ...........................................................    $   (220,182)    $   (182,774)
----------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net investment loss to net cash flow used in operating activities:
 Increase in accounts receivable ..............................................            (150)              --
 Increase in accrued expenses .................................................          13,432            2,102
----------------------------------------------------------------------------------------------------------------
 Total adjustments ............................................................          13,282            2,102
----------------------------------------------------------------------------------------------------------------
 Net cash flow used in operating activities ...................................        (206,900)        (180,672)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of Units -- Prime Property Fund .....................................      (1,500,000)              --
 Redemption of Units -- Prime Property Fund ...................................              --          500,000
----------------------------------------------------------------------------------------------------------------
 Net cash flow (used in) provided by investing activities .....................      (1,500,000)         500,000
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Allocations ..................................................................       2,905,124        1,500,080
 Withdrawals ..................................................................        (951,604)      (1,820,236)
----------------------------------------------------------------------------------------------------------------
 Net cash flow (used in) provided by financing activities .....................       1,953,520         (320,156)
----------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS ....................         246,620             (828)
CASH AND SHORT-TERM INVESTMENTS -- JANUARY 1 ..................................         865,136          865,964
----------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS -- DECEMBER 31 ................................    $  1,111,756     $    865,136
================================================================================================================



See Notes to Financial Statements.


                                     SAI-52

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements
--------------------------------------------------------------------------------

A.   GENERAL

     Separate Account No. 30 ("the Account") was established as a separate account of The Equitable Life Assurance Society of the United States ("Equitable"), in conformity with the New York State Insurance Law. Pursuant to such law, the net assets in the Account are not chargeable with liabilities arising out of any other business of Equitable. Equitable engaged Lend Lease Real Estate Investments, Inc. ("Lend Lease" or "Management") to act as investment manager for the Account.


B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     1.   Investment Transactions


          The Account participates primarily in Equitable's Prime Property Fund by purchasing or redeeming units on the date Prime Property Fund units are valued. The investment policy of Prime Property Fund emphasizes the acquisition and ownership of quality, income-producing commercial real estate investments (see Note C).


          The change in value of Prime Property Fund units owned by the Account is recorded as unrealized appreciation (depreciation). Prime Property Fund's unit value changes as a result of investment income, realized gains and losses, and increases or decreases in the value of Prime Property Fund investments. In determining realized gains or losses from the redemption of Prime Property Fund units, the cost of units sold is recorded on a first-in, first-out basis.


          The Account participates in a money market fund by purchasing or redeeming units, depending on the Account's excess cash availability or need for cash to meet Account liabilities or withdrawals. The investments of the money market fund consist of debt securities, which mature or can be liquidated in sixty days or less from the date of acquisition. Short-term debt securities may also be purchased directly by the Account. Interest income is recorded when earned and expenses are recognized when incurred.


          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, expenses, and unrealized gains (losses) during the reporting period. Actual results could differ from those estimates.


     2.   Valuation of Investments


          The Account's participation in Prime Property Fund is valued as of the last business day of the month based upon the number of units held and the unit value of Prime Property Fund. The values of real estate investments held by Prime Property Fund are estimated in accordance with the policies and procedures of the Appraisal Foundation.


          The money market fund is primarily valued at amortized cost, which approximates market value.



                                     SAI-53

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------



C.   INVESTMENTS


     Prime Property Fund


     As of December 31, 2001 and 2000, the net assets of Prime Property Fund consisted of the following:






                                                                                 2001                2000
                                                                          -----------------   -----------------
  Real estate investments at value:
   Properties .........................................................    $1,801,330,000      $2,171,170,000
   Partnership equities and related mortgage loans receivable .........       579,354,570         560,019,530
   Mortgage loans receivable ..........................................       180,480,000         180,000,000
  Short-term investments at amortized cost ............................        14,008,440           9,916,352
                                                                           --------------      --------------
    Total investments .................................................    $2,575,173,010      $2,921,105,882
  Mortgage loans payable ..............................................      (249,586,309)       (397,774,867)
  Notes payable .......................................................      (457,447,142)       (350,617,240)
  Cash and receivables less other liabilities .........................        (8,764,924)         17,312,215
                                                                           --------------      --------------
    Net assets ........................................................    $1,859,374,635      $2,190,025,990

  Unit Value ..........................................................    $    11,232.08      $    10,846.61
  Units Outstanding ...................................................           165,541             201,909




D.   EXPENSES

     Expense charges are made in accordance with the terms of the contracts participating in the Account.


E.   FEDERAL INCOME TAX

     No federal income tax based on net investment income or realized and unrealized gains was applicable to contracts participating in the Account by reason of applicable sections of the Internal Revenue Code, and no federal income tax payable by Equitable will affect the contracts.


F.   WITHDRAWALS


     The ability of a client to withdraw funds from the Account is subject to the availability of cash arising from net investment income, allocations and the redemption of units in Prime Property Fund. To the extent that withdrawal requests exceed such available cash, Management has uniform procedures to provide for cash payments. As of December 31, 2001, the Account is fulfilling withdrawal requests on a current basis.




                                     SAI-54

--------------------------------------------------------------------------------


Report of Independent Accountants
--------------------------------------------------------------------------------


To The Equitable Life Assurance Society
of the United States


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets and of cash flows present fairly, in all material respects, the financial position of Prime Property Fund of The Equitable Life Assurance Society of the United States ("the Account") at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Atlanta, Georgia
February 18, 2002


                                     SAI-55

--------------------------------------------------------------------------------

Statement of Independent Appraisers
--------------------------------------------------------------------------------

All Prime Property Fund market value estimates are made by independent third party appraisers, which are staff members of the undersigned.


The appraisers have had the full cooperation of Lend Lease with complete and unrestricted access to all underlying documents including, but not limited to, leases, operating agreements, budgets and partnership joint venture agreements. We have independently research the market for all relevant data and performed appropriate analysis.


All valuation reports have been prepared in compliance with the Uniform Standards of Professional Appraisal Practice ("USPAP") of the Appraisal Foundation.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Arthur Andersen LLP

December 31, 2001


                                     SAI-56

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Assets and Liabilities
--------------------------------------------------------------------------------



                                                                                YEAR ENDED DECEMBER 31,
                                                                                2001                2000
------------------------------------------------------------------------------------------------------------
Assets:
Real estate investments at value (Notes B and C):
 Properties ..........................................................    $1,801,330,000      $2,171,170,000
 Partnership equities and related mortgage loans and notes receivable        579,354,570         560,019,530
 Mortgage loans and notes receivable .................................       180,480,000         180,000,000
------------------------------------------------------------------------------------------------------------
Total real estate investments at value ...............................     2,561,164,570       2,911,189,530
------------------------------------------------------------------------------------------------------------
Cash and short-term investments (Notes B and C) ......................        16,809,237          37,278,384
Accrued investment income ............................................        48,335,777          57,194,343
Prepaid real estate expenses and taxes ...............................         3,908,548           2,770,852
Other assets .........................................................        10,044,347          12,151,736
------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS ........................................................     2,640,262,479       3,020,584,845
------------------------------------------------------------------------------------------------------------
Liabilities:
Mortgage loans payable (Note D) ......................................       249,586,309         397,774,867
Notes payable and borrowings under line of credit (Note D) ...........       457,447,142         350,617,240
Accrued real estate expenses and taxes ...............................        27,757,021          34,294,045
Accrued asset management fees and other liabilities ..................        25,851,709          21,914,467
Accrued capital expenditures .........................................        11,819,919          15,095,818
Accrued interest .....................................................         8,425,744          10,862,418
------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES ...................................................       780,887,844         830,558,855
------------------------------------------------------------------------------------------------------------
NET ASSETS ...........................................................    $1,859,374,635      $2,190,025,990
============================================================================================================



See notes to Financial Statements.


                                     SAI-57

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Operations and Changes in Net Assets
--------------------------------------------------------------------------------




                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           2001                2000
-------------------------------------------------------------------------------------------------------------------------
From Investment Activities (Notes B and C):
Investment Income:
 Rental Income from real estate properties ......................................    $  265,917,639      $  308,337,172
 Equity in income from partnerships and interest from related mortgage loans and
   notes receivable .............................................................        49,317,536          44,130,917
 Interest from mortgage loans and notes receivable ..............................        12,885,957          11,474,220
 Interest from short-term investments ...........................................         1,121,310           4,558,883
 Other ..........................................................................           389,961             315,780
-----------------------------------------------------------------------------------------------------------------------
 Total ..........................................................................       329,632,403         368,816,972
-----------------------------------------------------------------------------------------------------------------------
Expenses (Note B):
 Real estate operating expenses .................................................        72,329,205          85,426,051
 Real estate taxes ..............................................................        31,376,224          38,706,199
 Interest expense (Note D) ......................................................        46,350,942          59,668,604
 Asset management fees (Note H) .................................................        19,781,986          21,568,144
-----------------------------------------------------------------------------------------------------------------------
 Total ..........................................................................       169,838,357         205,368,998
-----------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME ...........................................................       159,794,046         163,447,974
-----------------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) (Note B):
 Realized gain (loss) from sale or disposition of investments:
   Net proceeds from sales or dispositions ......................................       215,188,240         716,405,730
   Less: Cost of investments sold or disposed ...................................       229,681,720         794,544,497
   Less: Realization of unrealized loss on investments sold or disposed .........        (7,786,174)        (70,393,593)
-----------------------------------------------------------------------------------------------------------------------
   Net realized loss from sale or disposition of investments ....................        (6,707,306)         (7,745,174)
-----------------------------------------------------------------------------------------------------------------------
   Change in unrealized gain on investments .....................................       (85,827,289)        118,063,902
-----------------------------------------------------------------------------------------------------------------------
   Change in unrealized gain on mortgages and notes payable .....................        (8,616,840)        (11,828,309)
-----------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) .........................................      (101,151,435)         98,490,419
-----------------------------------------------------------------------------------------------------------------------
 Increase in net assets attributable to investment activities ...................        58,642,611         261,938,393
-----------------------------------------------------------------------------------------------------------------------
From Client Transactions:
Allocations .....................................................................         8,693,629          79,720,489
Withdrawals (Note F) ............................................................      (397,987,595)       (554,025,257)
-----------------------------------------------------------------------------------------------------------------------
 Decrease in net assets attributable to client transactions .....................      (389,293,966)       (474,304,768)
-----------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ..........................................................      (330,651,355)       (212,366,375)
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS -- Beginning .........................................................     2,190,025,990       2,402,392,365
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS -- Ending ............................................................    $1,859,374,635      $2,190,025,990
=======================================================================================================================

Unit Value                                                                           $    11,232.08      $    10,846.61
-----------------------------------------------------------------------------------------------------------------------
Units Outstanding                                                                           165,541             201,909
-----------------------------------------------------------------------------------------------------------------------



See notes to Financial Statements.


                                     SAI-58

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Cash Flows
--------------------------------------------------------------------------------



                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            2001                2000
------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net investment income ............................................................    $  159,794,046      $  163,447,974
------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net investment income to net cash flow provided by operating activities:
 Equity in income of partnerships less than distributions of net investment income
   received ......................................................................         1,187,409           3,037,252
 Amortization of deferred financing costs ........................................         2,116,415           2,312,873
 Changes in assets -- (increase) decrease:
   Accrued investment income .....................................................         5,035,985         (10,659,961)
   Prepaid real estate expenses and taxes ........................................        (1,137,696)            813,493
   Other assets ..................................................................         1,734,625           1,241,479
 Changes in liabilities -- increase (decrease):
   Accrued real estate expenses, taxes and interest ..............................        (8,973,699)         (5,835,231)
   Accrued asset management fees and other liabilities ...........................         3,937,243              52,570
------------------------------------------------------------------------------------------------------------------------
 Total adjustments ...............................................................         3,900,282          (9,037,525)
------------------------------------------------------------------------------------------------------------------------
 Net Cash Flow Provided by Operating Activities ..................................       163,694,328         154,410,449
------------------------------------------------------------------------------------------------------------------------
Investing Activities:
Additions to real estate properties ..............................................       (56,440,301)        (50,428,989)
Acquisitions of real estate properties ...........................................           (66,620)       (132,544,349)
Proceeds from real estate properties sold ........................................       212,350,591         688,360,730
Repayments of mortgage loans receivable ..........................................         3,357,649                  --
Proceeds from partnership equities sold ..........................................                --           7,045,000
Contributions to partnership equities and advances on related loans receivable ...        (1,901,306)           (659,194)
------------------------------------------------------------------------------------------------------------------------
 Net Cash Flow Provided by Investing Activities ..................................       157,300,013         511,773,198
------------------------------------------------------------------------------------------------------------------------
Financing Activities:
Proceeds from mortgage loans payable .............................................       285,000,000                  --
Principal payments on mortgage loans payable .....................................      (334,686,314)         (3,563,380)
Proceeds from line of credit .....................................................     1,059,500,000         241,300,000
Principal payments on line of credit .............................................      (959,500,000)       (416,300,000)
Payments for deferred financing costs ............................................        (2,855,974)         (2,899,646)
Allocations ......................................................................         9,066,395          79,493,737
Withdrawals ......................................................................      (397,987,595)       (554,025,257)
------------------------------------------------------------------------------------------------------------------------
 Net Cash Flow Used in Financing Activities ......................................      (341,463,488)       (655,994,546)
------------------------------------------------------------------------------------------------------------------------
Net increase in Cash and Short-term Investments ..................................       (20,469,147)         10,189,101
Cash and Short-term Investments -- Beginning .....................................        37,278,384          27,089,283
------------------------------------------------------------------------------------------------------------------------
Cash and Short-term Investments -- Ending ........................................    $   16,809,237      $   37,278,384
========================================================================================================================



See notes to Financial Statements.


                                     SAI-59

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements
--------------------------------------------------------------------------------

A.   GENERAL


     Prime Property Fund (the "Account") was established as a separate account of The Equitable Life Assurance Society of the United States ("Equitable") in conformity with the New York State Insurance Law for the purpose of acquiring real estate and real estate related investments. Pursuant to such law, the net assets in the Account are not chargeable with liabilities arising out of any other business of Equitable. Equitable has engaged Lend Lease Real Estate Investments, Inc. ("Lend Lease" or "Management") to act as Investment Advisor for the Account.


     At December 31, 2001, approximately 26%, 22% and 21% of the Account's real estate investment value was located in the Northeast, Pacific and Mideast regions of the United States, respectively, as defined by the National Council of Real Estate Investment Fiduciaries. At December 31, 2001, approximately 39% and 29% of the Account's real estate investment value consisted of office buildings and retail properties, respectively.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1.   Investment Transactions

          Real estate property acquisitions are recorded as of the date of closing. Mortgage and construction loans receivable and capital contributions to partnership equities are recorded as of the date funds are advanced. Purchase money mortgages acquired as consideration received for real estate sold are recorded as of the closing date of the sales transaction.

          Expenditures which extend economic life or represent additional capital investments benefiting future periods (including tenant improvements and leasing commissions) are capitalized. For properties under development or major expansion, carrying costs related to the development or expansion are capitalized prior to substantial completion of tenant improvements for a maximum period of one year from cessation of major construction activity.

          Rental income is recognized when due in accordance with the terms of the respective leases rather than being averaged over the lives of the leases. Expenses are recognized when incurred. Income from partnership operations represents the Account's share of partnership income excluding historical cost depreciation.

          The Account determines realized gain (loss) by comparing net proceeds from the sale or disposition of investments to the cost of the investments sold. The unrealized gain (loss) previously recorded for these investments is then reversed and reported as realization of unrealized gain (loss) on investments sold or disposed in the Statements of Operations and Changes in Net Assets.

          Mortgage loans and notes payable are stated at estimated market value. Benefits or detriments resulting from a differential in current mortgage interest rates and contractual mortgage interest rates and other factors are taken into consideration in determining the market value of the borrowings.

          Costs incurred in connection with obtaining borrowings are deferred and amortized to interest expense over the term of the related debt using the straight-line method.

          Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities -- as amended and interpreted, incorporating FASB Statements No. 137 and 138 and certain Statement No. 133 implementation issues as of September 25, 2000" ("FAS 133"), was effective for all calendar year companies on January 1, 2001 and requires that all derivative instruments be recorded on the balance sheet at fair value and periodically marked to market with those changes flowing through income (unrealized gain or loss). There was no impact on the Account's financial statements from the adoption of FAS 133 since the Account's financial statements are stated at market value with changes flowing through the Statements of Operations and Changes in Net Assets




     2.   Valuation of Investments

          The values of real estate investments are estimated in accordance with the policies and procedures of the Appraisal Foundation. Ultimate realization of the market values is dependent to a great extent on economic and other conditions that are beyond Management's control (such as general economic conditions, conditions affecting tenants and other




                                     SAI-60
          events occurring in the markets in which individual properties are located). Further, values do not necessarily represent the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Market value considers the financial aspects of a property, market transactions and the relative yield for an asset as measured against alternative investments. Although the market values represent subjective estimates, Management believes that these market values are reasonable approximations of market prices.


          Real Estate Properties and Partnership Equities


          The values of real estate properties and partnership equities have been prepared giving consideration to Income, Cost, and Sales Comparison Approaches of estimating property value. The Income Approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and demographic data. The Cost Approach estimates the replacement cost of the building less depreciation plus the land value. Generally, this approach provides a check on the value derived using the Income Approach. The Sales Comparison Approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. Generally, the Income Approach carries the most weight in the value reconciliation.


          Investment values are determinied quarterly from limited restricted appraisals, in accordance with the Uniform Standards of Professional Appraisal Practice, which include less documentation but nevertheless meet the minimum requirements of the Appraisal Standards Board and the Appraisal Foundation and are considered appraisals. In these appraisals, a full discounted cash flow analysis, which is the basis of an Income Approach, is the primary focus. Interim monthly valuations are determined by giving consideration to material investment transactions. Full appraisal reports are prepared on a rotating basis for all properties.


          During 2001 and 2000, all appraisals for the Account were prepared by independent external appraisers. The external appraisals are reviewed by an external appraisal management firm. All appraisal reports and appraisal reviews comply with the currently published Uniform Standards of Professional Appraisal Practice, as promulgated by the Appraisal Foundation.


          Since appraisals take into consideration the estimated effect of physical depreciation, a more meaningful financial statement presentation is achieved by excluding historical cost depreciation from net investment income. This presentation does not affect the net assets or unit value of the Account.


          Partnership equities are stated at the Account's equity in the value of the net assets of the partnerships, giving consideration to preferential returns.


          Mortgage Loans and Notes Receivable


          The market value of mortgage loans and notes receivable held in the Account have been determined by one or more of the following criteria as appropriate: (i) on the basis of estimated market interest rates for loans of comparable quality and maturity, (ii) by recognizing the value of equity participations and options to enter into equity participations contained in certain loan instruments and (iii) giving consideration to the value of the underlying collateral.


          Certain mortgage loans and notes receivable received as partial consideration for investments sold are stated at the principal amount outstanding which approximates market value.


          Cash and Short-Term Investments


          The Account classifies short-term, highly liquid investments with original maturities of three months or less as cash and short-term investments. These investments are stated at cost, which approximates fair value.


    3.   Use of Estimates


         The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and unrealized gains (losses) during the reporting period. Actual results could differ from those estimates.


    4.   Reclassifications


         Certain reclassifications have been made to the 2000 balances to conform to the 2001 presentation.


                                     SAI-61

--------------------------------------------------------------------------------


C.   INVESTMENTS


     1.   Real Estate Investments


          The Account's real estate investments are comprised of the following:



                                                  DECEMBER 31, 2001           DECEMBER 31, 2000
                                              -------------------------   -------------------------
(MILLIONS)                                        COST         VALUE          COST         VALUE
-------------------------------------------   -----------   -----------   -----------   -----------
  PROPERTIES:
  Office ..................................   $   564.8     $   541.8      $   535.7    $   544.3
  Retail ..................................       557.9         575.1          919.5        935.0
  Industrial/R&D ..........................       389.3         456.2          395.2        460.6
  Residential .............................       146.3         150.3          143.9        149.7
  Hotel ...................................        86.3          77.9           82.8         81.6
                                              ---------     ---------      ---------    ---------
    Subtotal ..............................     1,744.6       1,801.3        2,077.1      2,171.2
  PARTNERSHIP EQUITIES AND RELATED MORTGAGE
   LOANS AND NOTES RECEIVABLE:
  Office ..................................       153.2         404.0          177.9        403.9
  Retail ..................................        66.9         106.5           (4.1)        84.3
  Industrial/R&D ..........................        18.9          14.9           19.2         17.8
  Residential .............................        52.0          52.0           52.0         52.0
  Other* ..................................         2.7           2.0            2.6          2.0
                                              ---------     ---------      ---------    ---------
    Subtotal ..............................       293.7         579.4          247.6        560.0
  MORTGAGE LOANS AND NOTES RECEIVABLE:
  Office ..................................        15.0          15.0           15.0         15.0
  Retail ..................................       125.5         165.5          127.5        165.0
                                              ---------     ---------      ---------    ---------
    Subtotal ..............................       140.5         180.5          142.5        180.0
    Total .................................   $ 2,178.8     $ 2,561.2      $ 2,467.2    $ 2,911.2



----------
*Other includes land and ground leases.


          In November 2001, the Account signed contracts to sell two wholly-owned properties, one retail property and one industrial property. Both transactions closed in the first quarter of 2002.


          In 1995, a former joint venture partner of the Fund commenced legal proceedings related to the purchase and foreclosure of the loan that financed Newport Gateway, the Irvine, CA office building owned by the partnership. Although the trial court dismissed the partner's claims in 1996, the appellate court reversed the decision in October 1999. During 2001, the Fund settled this lawsuit with a one-time payment of $17.5 million to the plaintiff. The settlement payment is reflected as a component of net unrealized gain (loss) in the Statement of Operations and Changes in Net Assets.

     2.   Real Estate Partnership Equities

          The combined financial positions and results of operations of the Account's partnership equities at December 31, 2001 and 2000 are summarized as follows:






                                                                                 2001              2000
                                                                           ---------------   ---------------
  Number of interests ..................................................          11                10
  Ownership positions ..................................................    35.0-75.0%        35.0-75.0%
  Account's equity value (millions) ....................................   $     499         $     435
  Notes receivable related to partnership equities (millions) ..........   $      17         $      17
  Partnership assets (millions)* .......................................   $   1,787         $   1,360
  Partnership debt (millions)* .........................................   $     542         $     347
  Partnership other liabilities (millions)* ............................   $     292         $     195
  Partnership income before depreciation (millions)* ...................   $      77         $      56


----------
*Stated at 100%


                                     SAI-62

--------------------------------------------------------------------------------




     3.   Mortgage Loans and Notes Receivable

          At December 31, 2001, mortgage loans and notes receivable at a market value of $292.6 million, of which $112.1 million related to partnership equities and $180.5 million to other mortgage loans and notes receivable, had interest rates ranging from 6.6% to 12.0%. Contractual principal amounts due from borrowers during the five years following December 31, 2001 and thereafter are as follows:



YEAR ENDING DECEMBER 31,        (MILLIONS)
----------------------------   -----------
  2002 .....................       $118
  2003 .....................        120
  2004 .....................         --
  2005 .....................         15
                                   ----
  Total ....................       $253



     4.   Short-Term Investments

          The Account participates in a money market fund by purchasing or redeeming units, depending on the Account's excess cash availability or need for cash to meet Account liabilities or withdrawals. The investments of the money market fund consist of debt securities, which mature or can be liquidated in sixty days or less from the date of acquisition. Short-term debt securities may also be purchased directly by the Account. Interest income is recorded when earned.

D.   BORROWINGS

     1.   Mortgage Loans Payable

          Mortgage loans payable are recorded at market value and consist of the following at December 31, 2001:




                                                                                              (MILLIONS)
                                                                                             -----------
     LIBOR plus .76% loan collateralized by three real estate properties with a market
       value of $331.9 million. Maturing June 2004 .......................................    $  183.0
     6.16% loan collateralized by a real estate property with a market value of
       $162.7 million. Maturing November 2005 ............................................        66.6
                                                                                              --------
        Total ............................................................................    $  249.6



          A total of $2.5 million in financing costs have been incurred with respect to the mortgage loans payable. As of December 31, 2001, $2.0 million remains unamortized.

          Scheduled annual payments of principal on mortgage loans payable for the five years following December 31, 2001 and thereafter are as follows:



YEAR ENDING DECEMBER 31,        (MILLIONS)
----------------------------   -----------
  2002 .....................    $    .8
  2003 .....................         .9
  2004 .....................      185.9
  2005 .....................       63.4
                                -------
  Total ....................    $ 251.0




     2.   Notes Payable


          In August 1997, the Account issued $300 million of unsecured notes payable comprised of the following: $125 million 6.80% notes due August 15, 2002 and $175 million 7.00% notes due August 15, 2004. The market value of these notes as of December 31, 2001 is $307.4 million. Interest on the notes is payable on February 15 and August 15 of each year. The notes are redeemable at the option of the Account, in whole or in part, at any time at a redemption price equal to the sum of the principal amount of the notes or portion thereof being redeemed plus accrued and unpaid interest thereon plus a prepayment penalty.


          Financing costs of $3.2 million have been incurred with respect to the notes payable. As of December 31, 2001, $0.9 million remains unamortized.



                                     SAI-63

--------------------------------------------------------------------------------

     3.   LINE OF CREDIT


          On June 29, 2000, the Account entered into a $300 million revolving credit agreement with a consortium of banks. The agreement expires in June 2003 and replaced a $250 million revolving credit agreement that expired in June 2000. The agreement contains alternative borrowing arrangements which provide for interest costs based on LIBOR plus .55% or lower, or other alternative rates. In addition, the Account pays a quarterly facility fee of .15% per annum on the entire amount of the facility. At December 31, 2001, there were $150 million in borrowings outstanding under the agreement.


          Financing costs of $2.1 million have been incurred with respect to the line of credit. As of December 31, 2001, $1.2 million remains unamortized.



E.   LEASES


     Minimum future rentals scheduled to be received on real estate properties, excluding partnership equities, under noncancelable operating leases in effect as of December 31, 2001 are as follows:






YEAR ENDING DECEMBER 31,             (MILLIONS)
---------------------------------   -----------
  2002 ..........................    $  139.5
  2003 ..........................       125.6
  2004 ..........................       101.2
  2005 ..........................        75.2
  2006 ..........................        54.8
  Thereafter ....................       127.8
                                     --------
  Total .........................    $  624.1




     Percentage rental income that has been earned and included in investment income was approximately $4.9 million and $5.4 million in 2001 and 2000, respectively.

 F.   WITHDRAWALS


     The ability of a client to withdraw funds from the Account is subject to the availability of cash arising from net investment income, allocations, and the sale of investments in the normal course of business. To the extent that withdrawal requests exceed such available cash, Management has uniform procedures to provide for cash payments, which may be deferred for such period as Management considers necessary to protect the interests of other clients in the Account or to obtain the funds to be withdrawn. At December 31, 2001, there were no unfunded withdrawal requests.


G.   RELATED PARTY TRANSACTIONS


     At December 31, 2001 and 2000, interests of retirement plans for employees, managers, and agents of Equitable in the Account aggregated $122.6 million (6.6%) and $119.4 million (5.5%), respectively, of the Net Assets of the Account.


H.   FEES


     Management charges clients in the Account a monthly asset management fee based on the client's prior month-end net asset value at the annual rates shown below:






AMOUNT OF FUNDS                                   ANNUAL RATE
----------------------------------------------   ------------
  First $10 million ..........................        1.15%
  Net $15 million ............................        1.00%
  Excess over $25 million ....................        0.80%




     At December 31, 2001 and 2000, the clients' liability to Management for asset management fees totaled $3.9 million and $4.2 million, respectively.




                                     SAI-64

--------------------------------------------------------------------------------



I.   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


     In the Statements of Cash Flows, the Account considers short-term investments to be cash equivalents.


     Cash payments of interest were $46.2 million and $57.3 million during 2001 and 2000, respectively.


     Non-cash investing and financing activities are summarized as follows:






                                                                                     2001           2000
                                                                                 ------------   -----------
                                                                                  (MILLIONS)     (MILLIONS)
     Mortgages and notes receivable accepted as partial sales consideration ..      $ 2.8           $21





J.   FEDERAL INCOME TAX


     No federal income tax based on net investment income or realized and unrealized gains was applicable to contracts participating in the Account by reason of applicable sections of the Internal Revenue Code, and no federal income tax payable by Equitable will affect the contracts.


K.   INVESTMENT COMMITMENTS


     As of December 31, 2001, the Account proposes to invest an additional $10.3 million in existing real estate investments and $24.0 million in new properties.





                                     SAI-65

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




PricewaterhouseCoopers LLP
New York, New York
February 6, 2002, except as to Note 15, for which the date is February 28, 2002

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                DECEMBER 31  December 31,
                                                                   2001         2000
                                                                ------------ ------------
                                                                       (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value .............   $   23,265.9   $   20,659.4
    Held to maturity, at amortized cost .....................           --            204.6
  Mortgage loans on real estate .............................        4,333.3        4,712.6
  Equity real estate ........................................          875.7        1,017.8
  Policy loans ..............................................        4,100.7        4,034.6
  Other equity investments ..................................          756.6        2,427.2
  Other invested assets .....................................          738.2          765.8
                                                                ------------   ------------
      Total investments .....................................       34,070.4       33,822.0
Cash and cash equivalents ...................................          627.8        2,116.8
Cash and securities segregated, at estimated fair value .....        1,415.2        1,306.3
Broker-dealer related receivables ...........................        1,950.9        1,900.3
Deferred policy acquisition costs ...........................        5,513.7        5,128.8
Intangible assets, net ......................................        3,370.2        3,525.8
Amounts due from reinsurers .................................        2,233.7        2,097.9
Loans to affiliates .........................................          400.0           --
Other assets ................................................        3,754.1        3,787.4
Separate Accounts assets ....................................       46,947.3       51,705.9
                                                                ------------   ------------

TOTAL ASSETS ................................................   $  100,283.3   $  105,391.2
                                                                ============   ============

LIABILITIES
Policyholders' account balances .............................   $   20,939.1   $   20,445.8
Future policy benefits and other policyholders liabilities ..       13,539.4       13,432.1
Broker-dealer related payables ..............................        1,260.7        1,283.0
Customers related payables ..................................        1,814.5        1,636.9
Amounts due to reinsurers ...................................          798.5          730.3
Short-term and long-term debt ...............................        1,475.5        1,630.2
Federal income taxes payable ................................        1,885.0        2,003.3
Other liabilities ...........................................        1,702.0        1,650.7
Separate Accounts liabilities ...............................       46,875.5       51,632.1
Minority interest in equity of consolidated subsidiaries ....        1,776.0        1,820.4
Minority interest subject to redemption rights ..............          651.4          681.1
                                                                ------------   ------------
      Total liabilities .....................................       92,717.6       96,945.9
                                                                ------------   ------------

Commitments and contingencies (Notes 11, 13, 14, 15, 16)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding ....................................            2.5            2.5
Capital in excess of par value ..............................        4,694.6        4,723.8
Retained earnings ...........................................        2,653.2        3,706.2
Accumulated other comprehensive income ......................          215.4           12.8
                                                                ------------   ------------
      Total shareholder's equity ............................        7,565.7        8,445.3
                                                                ------------   ------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY ..................   $  100,283.3   $  105,391.2
                                                                ============   ============

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                    2001          2000          1999
                                                                 ----------    ----------    ----------
                                                                             (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income .....................................................   $  1,342.3    $  1,413.3    $  1,257.5
Premiums .....................................................      1,019.9       1,175.0       1,177.1
Net investment income ........................................      2,404.3       2,751.9       2,815.1
Gain on sale of equity investee ..............................         --         1,962.0          --
Investment losses, net .......................................       (207.3)       (791.8)       (108.2)
Commissions, fees and other income ...........................      3,108.5       2,730.8       2,178.2
                                                                 ----------    ----------    ----------
      Total revenues .........................................      7,667.7       9,241.2       7,319.7
                                                                 ----------    ----------    ----------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits ......................................      1,886.9       2,060.3       2,048.6
Interest credited to policyholders' account balances .........        981.7       1,048.5       1,092.8
Compensation and benefits ....................................      1,221.1         809.0       1,020.1
Commissions ..................................................        742.1         779.3         528.7
Distribution plan payments ...................................        488.0         476.0         346.6
Amortization of deferred sales commissions ...................        230.8         219.7         163.9
Interest expense .............................................        102.6         116.3          93.0
Amortization of deferred policy acquisition costs ............        287.9         309.0         380.0
Capitalization of deferred policy acquisition costs ..........       (746.4)       (778.1)       (709.8)
Writedown of deferred policy acquisition costs ...............         --            --           131.7
Rent expense .................................................        156.2         120.1         113.9
Amortization of intangible assets, net .......................        178.2          65.0           4.9
Expenses related to AXA's minority interest acquisition ......         --           493.9          --
Other operating costs and expenses ...........................        845.7         936.7         795.4
                                                                 ----------    ----------    ----------
      Total benefits and other deductions ....................      6,374.8       6,655.7       6,009.8
                                                                 ----------    ----------    ----------

Earnings from continuing operations before Federal
  income taxes and minority interest .........................      1,292.9       2,585.5       1,309.9
Federal income tax expense ...................................       (316.2)       (958.3)       (332.0)
Minority interest in net income of consolidated subsidiaries .       (370.1)       (330.3)       (199.4)
                                                                 ----------    ----------    ----------

Earnings from continuing operations ..........................        606.6       1,296.9         778.5
Earnings from discontinued operations, net of Federal
    income taxes .............................................         43.9          58.6          28.1
Cumulative effect of accounting change, net of Federal
    income taxes .............................................         (3.5)         --            --
                                                                 ----------    ----------    ----------
Net Earnings .................................................   $    647.0    $  1,355.5    $    806.6
                                                                 ==========    ==========    ==========


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                  2001          2000          1999
                                                               ----------    ----------    ----------
                                                                            (IN MILLIONS)
Common stock, at par value, beginning and end of year ......   $      2.5    $      2.5    $      2.5
                                                               ----------    ----------    ----------

Capital in excess of par value, beginning of year ..........      4,723.8       3,557.2       3,110.2
(Decrease) increase in additional paid in capital in
  excess of par value ......................................        (29.2)      1,166.6         447.0
                                                               ----------    ----------    ----------
Capital in excess of par value, end of year ................      4,694.6       4,723.8       3,557.2
                                                               ----------    ----------    ----------

Retained earnings, beginning of year .......................      3,706.2       2,600.7       1,944.1
Net earnings ...............................................        647.0       1,355.5         806.6
Shareholder dividends paid .................................     (1,700.0)       (250.0)       (150.0)
                                                               ----------    ----------    ----------
Retained earnings, end of year .............................      2,653.2       3,706.2       2,600.7
                                                               ----------    ----------    ----------

Accumulated other comprehensive income (loss),
  beginning of year ........................................         12.8        (392.9)        355.8
Other comprehensive income (loss) ..........................        202.6         405.7        (748.7)
                                                               ----------    ----------    ----------
Accumulated other comprehensive income (loss), end of year .        215.4          12.8        (392.9)
                                                               ----------    ----------    ----------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR ....................   $  7,565.7    $  8,445.3    $  5,767.5
                                                               ==========    ==========    ==========

COMPREHENSIVE INCOME
Net earnings ...............................................   $    647.0    $  1,355.5    $    806.6
                                                               ----------    ----------    ----------
Change in unrealized gains (losses), net of reclassification
   adjustments .............................................        202.6         405.7        (776.9)
Minimum pension liability adjustment .......................         --            --            28.2
                                                               ----------    ----------    ----------
Other comprehensive income (loss) ..........................        202.6         405.7        (748.7)
                                                               ----------    ----------    ----------
COMPREHENSIVE INCOME .......................................   $    849.6    $  1,761.2    $     57.9
                                                               ==========    ==========    ==========












                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999



                                                                               2001          2000          1999
                                                                           -----------    ----------    -----------
                                                                                        (IN MILLIONS)

Net earnings .........................................................     $     647.0    $  1,355.5    $     806.6
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances ...............           981.7       1,048.5        1,092.8
  Universal life and investment-type product
    policy fee income ................................................        (1,342.3)     (1,413.3)      (1,257.5)
  Net change in broker-dealer and customer related
    receivables/payables .............................................           181.0        (422.9)        (119.9)
  Gain on sale of equity investee ....................................            --        (1,962.0)          --
  Investment losses, net .............................................           207.3         791.8          108.2
  Expenses related to AXA's minority interest acquisition ............            --           493.9           --
  Change in deferred policy acquisition costs ........................          (456.5)       (462.4)        (195.2)
  Change in future policy benefits ...................................           (15.1)       (825.6)          23.8
  Change in property and equipment ...................................          (228.5)       (321.0)        (256.3)
  Change in Federal income tax payable ...............................          (231.5)      2,100.2          134.8
  Purchase of segregated cash and securities, net ....................          (108.8)       (610.4)          --
  Other, net .........................................................           485.4         289.3           18.7
                                                                           -----------    ----------    -----------

Net cash provided by operating activities ............................           119.7          61.6          356.0
                                                                           -----------    ----------    -----------

Cash flows from investing activities:
  Maturities and repayments ..........................................         2,454.6       2,525.3        2,512.3
  Sales ..............................................................         9,285.2       8,069.2        7,729.5
  Purchases ..........................................................       (11,833.9)     (9,660.0)     (11,439.5)
  Decrease (increase) in short-term investments ......................           159.6         141.5         (182.0)
  Sale of equity investee ............................................            --         1,580.6           --
  Subsidiary acquisition .............................................            --        (1,480.0)          --
  Loans to affiliates ................................................          (400.0)         --             --
  Other, net .........................................................           (79.4)       (162.1)         (94.0)
                                                                           -----------    ----------    -----------

Net cash (used) provided by investing activities .....................          (413.9)      1,014.5       (1,473.7)
                                                                           -----------    ----------    -----------

Cash flows from financing activities: Policyholders' account balances:
    Deposits .........................................................         3,198.8       2,695.6        2,403.3
    Withdrawals and transfers to Separate Accounts ...................        (2,458.1)     (3,941.8)      (1,818.7)
  Net (decrease) increase in short-term financings ...................          (552.8)        225.2          378.2
  Additions to long-term debt ........................................           398.1            .3             .2
  Shareholder dividends paid .........................................        (1,700.0)       (250.0)        (150.0)
  Proceeds from newly issued Alliance units ..........................            --         1,600.0           --
  Other, net .........................................................           (80.8)         15.6         (183.6)
                                                                           -----------    ----------    -----------

Net cash (used) provided by financing activities .....................        (1,194.8)        344.9          629.4
                                                                           -----------    ----------    -----------

Change in cash and cash equivalents ..................................        (1,489.0)      1,421.0         (488.3)
Cash and cash equivalents, beginning of year .........................         2,116.8         695.8        1,184.1
                                                                           -----------    ----------    -----------

Cash and Cash Equivalents, End of Year ...............................     $     627.8    $  2,116.8    $     695.8
                                                                           ===========    ==========    ===========

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                    CONTINUED

                                         2001       2000       1999
                                       --------   --------   --------
                                                (IN MILLIONS)
Supplemental cash flow information
  Interest Paid ..................     $   82.1   $   97.0   $   92.2
                                       ========   ========   ========
  Income Taxes Paid ..............     $  524.2   $  358.2   $  116.5
                                       ========   ========   ========



                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)      ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance"), and, through November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate which was sold. On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. In February 2000, Equitable Life transferred AXA Network, LLC ("AXA Network") to AXA Distribution for $8.7 million. The excess of sales price over AXA Network's book value has been recorded in Equitable Life's financial statements as a capital contribution. Equitable Life continues to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution's subsidiaries provide financial planning services, distribute products and manage customer relationships.

        In October 2000, Alliance acquired substantially all of the assets and liabilities of Sanford C. Bernstein Inc. ("Bernstein") for an aggregate current value of approximately $3.50 billion: $1.48 billion in cash and
        40.8 million newly issued units in Alliance ("Alliance Units"). The Holding Company provided Alliance with the cash portion of the consideration by purchasing approximately 32.6 million Alliance Units for $1.60 billion in June 2000. Equitable Life and, collectively with its consolidated subsidiaries (the "Company"), recorded a non-cash gain of $416.2 million (net of related Federal income tax of $224.1 million) related to the Holding Company's purchase of Alliance Units which is reflected as an addition to capital in excess of par value. The acquisition was accounted for under the purchase method with the results of Bernstein included in the consolidated financial statements from the acquisition date. The excess of the purchase price over the fair value of net assets acquired resulted in the recognition of goodwill and intangible assets of approximately $3.40 billion and is being amortized over an estimated overall 20 year life. In connection with the issuance of Alliance Units to former Bernstein shareholders, the Company recorded a non-cash gain of $393.5 million (net of related Federal income tax of $211.9 million) which is reflected as an addition to capital in excess of par value. The Company's consolidated economic interest in Alliance was 39.2% at December 31, 2001, and together with the Holding Company's economic interest in Alliance exceeds 50%. In 1999, Alliance reorganized into Alliance Capital Management Holding L.P. ("Alliance Holding") and Alliance. Alliance Holding's principal asset is its interest in Alliance and it functions as a holding entity through which holders of its publicly traded units own an indirect interest in Alliance, the operating partnership. The Company exchanged substantially all of its Alliance Holding units for Alliance Units.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In October 2000, the Board of Directors of the Holding Company, acting upon a unanimous recommendation of a special committee of independent directors, approved an agreement with AXA for the acquisition of the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. Under terms of the agreement, the minority shareholders of the Holding Company would receive $35.75 in cash and 0.295 of an AXA American Depositary Receipt ("AXA ADR") (before giving effect to AXA's May 2001 four-for-one stock split and related change in ADRs' parity) for each Holding Company share. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.

        Effective January 1, 2002, AXA Client Solutions, LLC ("AXA Client Solutions"), a wholly owned subsidiary of the Holding Company, transferred to the Holding Company all of the outstanding equity in Equitable Life and AXA Distribution. Accordingly, those two companies are now direct, wholly owned subsidiaries of the Holding Company.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation

        The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest. The Company's investment in DLJ, which was sold in November 2000, was reported on the equity basis of accounting.

        All significant intercompany transactions and balances except those with discontinued operations (see Note 8) have been eliminated in consolidation. The years "2001," "2000" and "1999" refer to the years ended December 31, 2001, 2000 and 1999, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

        Closed Block

        When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations

        In 1991, management discontinued the business of certain pension operations ("Discontinued Operations"). Discontinued Operations at December 31, 2001 principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2001 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 8).

        New Accounting Pronouncements

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. Free-standing derivative instruments maintained by the Company at January 1, 2001 included interest rate caps, floors and collars intended to hedge crediting rates on interest-sensitive individual annuity contracts and certain reinsurance contracts. Based upon guidance from the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group ("DIG"), caps, floors and collars could not be designated in a qualifying hedging relationship under SFAS No. 133 and, consequently, require mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values of free standing derivative instruments at January 1, 2001. With respect to adoption of the requirements on embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments acquired, issued, or substantively modified before that date. As a consequence of this election, coupled with interpretive guidance from the FASB and the DIG with respect to issues specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operation or its financial position. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

        The Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 00-3, which established new accounting and reporting standards for demutualizations, prospectively as of January 1, 2001 with no financial impact upon initial implementation. Prior period reclassifications have been made to include Closed Block assets, liabilities, revenues and expenses on a line-by-line basis as required by SOP 00-3.

        SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" provides the accounting and reporting rules for sales, securitizations, servicing of receivables and other financial assets, for secured borrowings and collateral transactions and extinguishments of liabilities. SFAS No. 140 emphasizes the legal form of the transfer rather than the previous accounting that was based upon the risks and rewards of ownership. SFAS No. 140 is effective for transfers after March 31, 2001 and is principally applied prospectively. During 2001, no significant transactions were impacted by SFAS No. 140.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using only the purchase method. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be tested for impairment. Other intangible assets will continue to be amortized over their useful lives and periodically tested for recoverability. Adoption of SFAS No. 142 is required as of January 1, 2002, at which time the amortization of goodwill ceases. Amortization of goodwill and other intangible assets for 2001 was approximately $95.9 million, net of minority interest of $82.3 million, of which $84.7 million, net of minority interest of $72.4 million, related to goodwill. Impairment losses for goodwill and indefinite-lived intangible assets that result from initial application of SFAS No. 142 will be reported as the cumulative effect of a change in accounting principle. Management's preliminary analysis suggests that no impairment of goodwill should result upon adoption of SFAS No. 142. Management will be formally assessing the impairment aspect of implementation of SFAS No. 142 during 2002. SFAS No. 144, effective beginning in first quarter 2002, retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", except for the removal of goodwill from its scope and inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 144 will have no effect on the net earnings of the Company upon its adoption on January 1, 2002.

        Investments

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. Those fixed maturities which the Company has both the ability and the intent to hold to maturity are stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) are consolidated; those in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities includes common stock classified as both trading and available for sale securities and non-redeemable preferred stock; they are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)

        Net investment income and realized investment gains (losses), net ("investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset in amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs

        Acquisition costs, including commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2001, the expected investment yield, excluding policy loans, was 8.0% over a 40 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        In second quarter 1999, management completed a study of the cash flows and liability characteristics of its insurance product lines as compared to the expected cash flows of the underlying assets. That analysis reflected an assessment of the potential impact on future operating cash flows from current economic conditions and trends, including rising interest rates and securities market volatility and the impact of increasing competitiveness within the insurance marketplace (evidenced, for example, by the proliferation of bonus annuity products) on in force business. The review indicated that changes to the then-current invested asset allocation strategy were required to reposition assets with greater price volatility away from products with demand liquidity characteristics to support those products with lower liquidity needs. To implement these findings, the existing investment portfolio was reallocated, and prospective investment allocation targets were revised. The reallocation of the assets impacted investment results by product, thereby impacting the future gross margin estimates utilized in the amortization of DAC for universal life and investment-type products. The revisions to estimated future gross profits resulted in an after-tax writedown of DAC of $85.6 million (net of a Federal income tax benefit of $46.1 million) in 1999.

        Policyholders' Account Balances and Future Policy Benefits

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        Equitable Life issues certain variable annuity products with a guaranteed minimum death benefit ("GMDB") feature. Equitable Life also issues certain variable annuity products that contain a guaranteed minimum income benefit ("GMIB") feature which, if elected by the policyholder upon annuitization after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity that may be in excess of what the contract account value can purchase at current annuity purchase rates. Equitable Life bears the risk that a protracted significant downturn in the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Equitable Life partially reinsures its exposure to the GMDB liability and reinsures approximately 80.0% of its liability exposure resulting from the GMIB feature. GAAP prohibits the recording of reserves for the potential benefit payments resulting from these features.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 10.9% for life insurance liabilities and from 2.25% to 8.37% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $104.2 million and $120.3 million at December 31, 2001 and 2000, respectively. At December

        31, 2001 and 2000, respectively, $1,101.8 million and $1,046.5 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see
        Note 11). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                        2001       2000       1999
                                                      -------    --------   --------
                                                              (IN MILLIONS)
        Incurred benefits related to current year     $  44.0    $   56.1   $  150.7
        Incurred benefits related to prior years.       (10.6)       15.0       64.7
                                                      -------    --------   --------
        Total Incurred Benefits .................     $  33.4    $   71.1   $  215.4
                                                      =======    ========   ========

        Benefits paid related to current year ...     $  10.7    $   14.8   $   28.9
        Benefits paid related to prior years ....        38.8       106.0      189.8
                                                      -------    --------   --------
        Total Benefits Paid .....................     $  49.5    $  120.8   $  218.7
                                                      =======    ========   ========

        Policyholders' Dividends

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 2001, participating policies, including those in the Closed Block, represent approximately 19.0% ($38.5 billion) of directly written life insurance in force, net of amounts ceded.

        Separate Accounts

        Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. They are shown as separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2001, 2000 and 1999, investment results of such Separate Accounts were (losses) gains of $(2,214.4) million, $8,051.7 million and $6,045.5 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses

        Commissions, fees and other income principally include investment management advisory and service fees. Investment management advisory and service fees are recorded as revenue as the related services are performed. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Institutional research services revenue consists of brokerage transaction charges and underwriting syndicate revenues related to services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Syndicate participation and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which Sanford C. Bernstein & Co., LLC ("SCB"), a wholly owned subsidiary of Alliance, acts as an underwriter or agent. Syndicate participation and underwriting revenues are recorded on the offering date.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five and one-half years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received. At December 31, 2001 and 2000, respectively, deferred sales commissions totaled $648.2 million and $715.7 million and are included within Other assets.

        Other Accounting Policies

        In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.42 billion have been segregated in a special reserve bank custody account at December 31, 2001 for the exclusive benefit of securities broker dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

        Intangible assets consist principally of goodwill resulting from acquisitions and costs assigned to contracts of businesses acquired. Goodwill is being amortized on a straight-line basis over estimated useful lives ranging from twenty to forty years. Costs assigned to investment contracts of businesses acquired are being amortized on a straight-line basis over estimated useful lives of twenty years. Impairment of intangible assets is evaluated by comparing the undiscounted cash flows expected to be realized from those intangible assets to their recorded values, pursuant to SFAS No. 121. If the expected future cash flows are less than the carrying value of intangible assets, an impairment loss is recognized for the difference between the carrying amount and the estimated fair value of those intangible assets.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        The Holding Company and its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the 40.8 million private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company has agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period ending October 2002 by allowing the 40.8 million Alliance Units to be sold to the Holding Company at the prevailing market price over the subsequent eight years but generally not more than 20% of such Units in any one annual period.

        The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 20 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation".

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS       GROSS
                                                     AMORTIZED   UNREALIZED  UNREALIZED   ESTIMATED
                                                       COST        GAINS      LOSSES     FAIR VALUE
                                                    -----------   --------   --------    -----------
                                                                      (IN MILLIONS)
        DECEMBER 31, 2001
        Fixed Maturities:
          Available for Sale:
            Corporate .........................     $  18,582.9   $  663.5   $  291.7   $  18,954.7
            Mortgage-backed ...................         2,428.7       39.1        5.5       2,462.3
            U.S. Treasury, government and
              agency securities ...............         1,113.5       62.3        1.5       1,174.3
            States and political subdivisions .           138.9        6.8        1.3         144.4
            Foreign governments ...............           143.1       15.6        1.0         157.7
            Redeemable preferred stock ........           379.6       16.5       23.6         372.5
                                                    -----------   --------   --------   -----------
        Total Available for Sale ..............     $  22,786.7   $  803.8   $  324.6   $  23,265.9
                                                    ===========   ========   ========   ===========

        Equity Securities:
          Available for sale ..................     $      54.9   $    5.8   $    1.6   $      59.1
          Trading securities ..................             4.9         .9        3.4           2.4
                                                    -----------   --------   --------   -----------
        Total Equity Securities ...............     $      59.8   $    6.7   $    5.0   $      61.5
                                                    ===========   ========   ========   ===========


        December 31, 2000
        Fixed Maturities:
          Available for Sale:
            Corporate .........................     $  16,447.6   $  328.1   $  363.8   $  16,411.9
            Mortgage-backed ...................         2,304.5       20.2        7.8       2,316.9
            U.S. Treasury, government and
              agency securities ...............         1,226.4       51.3         .4       1,277.3
            States and political subdivisions .           125.4        4.8        1.1         129.1
            Foreign governments ...............           191.4       17.8        5.3         203.9
            Redeemable preferred stock ........           315.7       13.5        8.9         320.3
                                                    -----------   --------   --------   -----------
        Total Available for Sale ..............     $  20,611.0   $  435.7   $  387.3   $  20,659.4
                                                    ===========   ========   ========   ===========

          Held to Maturity:  Corporate ........     $     204.6   $    6.0   $     .1   $     210.5
                                                    ===========   ========   ========   ===========

        Equity Securities:
          Available for sale ..................     $      31.4   $    2.2   $    4.6   $      29.0
          Trading securities ..................         1,607.1        2.5       46.3       1,563.3
                                                    -----------   --------   --------   -----------
        Total Equity Securities ...............     $   1,638.5   $    4.7   $   50.9   $   1,592.3
                                                    ===========   ========   ========   ===========


        For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2001 and 2000, securities without a readily ascertainable market value having an amortized cost of $5,368.3 million and $5,079.7 million, respectively, had estimated fair values of $5,453.8 million and $5,093.3 million, respectively.

        The contractual maturity of bonds at December 31, 2001 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                                 -------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                 ------------       ------------
                                                                                           (IN MILLIONS)
        Due in one year or less................................................  $      369.0       $      371.3
        Due in years two through five..........................................       4,844.7            4,993.8
        Due in years six through ten...........................................       8,263.3            8,422.1
        Due after ten years....................................................       6,501.4            6,643.9
        Mortgage-backed securities.............................................       2,428.7            2,462.3
                                                                                 ------------       ------------
        Total..................................................................  $   22,407.1       $   22,893.4
                                                                                 ============       ============


        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2001, approximately 7.9% of the $22,407.1 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

        The Insurance Group holds equity in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2001 and 2000 were $695.2 million and $834.7 million, respectively.

        At December 31, 2001, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $170.1 million.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $31.5 million and $116.9 million at December 31, 2001 and 2000, respectively. Gross interest income on these loans included in net investment income aggregated $3.2 million, $9.7 million and $10.3 million in 2001, 2000 and 1999, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $4.2 million, $11.0 million and $11.7 million in 2001, 2000 and 1999, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:


                                                                                         DECEMBER 31,
                                                                             --------------       --------------
                                                                                   2001                 2000
                                                                             --------------       --------------
                                                                                         (IN MILLIONS)
        Impaired mortgage loans with investment valuation allowances.......  $        114.2       $        170.9
        Impaired mortgage loans without investment valuation allowances....            30.6                  5.8
                                                                             --------------       --------------
        Recorded investment in impaired mortgage loans.....................           144.8                176.7
        Investment valuation allowances....................................           (19.2)               (45.7)
                                                                             --------------       --------------
        Net Impaired Mortgage Loans........................................  $        125.6       $        131.0
                                                                             ==============       ==============

        During 2001, 2000 and 1999, respectively, the Company's average recorded investment in impaired mortgage loans was $141.7 million, $169.8 million and $178.8 million. Interest income recognized on these impaired mortgage loans totaled $7.2 million, $12.4 million and $15.3 million ($.4 million, $.5 million and $.3 million recognized on a cash basis) for 2001, 2000 and 1999, respectively.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2001 and 2000, the carrying value of equity real estate held for sale amounted to $216.6 million and $587.0 million, respectively. For 2001, 2000 and 1999, respectively, real estate of $64.8 million, $21.6 million and $20.5 million was acquired in satisfaction of debt. At December 31, 2001 and 2000, the Company owned $376.5 million and $364.2 million, respectively, of real estate acquired in satisfaction of debt of which $11.1 million and $21.3 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $160.3 million and $209.9 million at December 31, 2001 and 2000, respectively. Depreciation expense on real estate totaled $16.1 million, $21.7 million and $22.5 million for 2001, 2000 and 1999, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:


                                                                          2001               2000                1999
                                                                     -------------       ------------       ------------
                                                                                         (IN MILLIONS)
                Balances, beginning of year........................  $       126.2       $      177.9       $      257.2
                Additions charged to income........................           40.0               68.2               83.1
                Deductions for writedowns and
                  asset dispositions...............................          (78.6)            (119.9)            (162.4)
                                                                     -------------       ------------       ------------
                Balances, End of Year..............................  $        87.6       $      126.2       $      177.9
                                                                     =============       ============       ============

                Balances, end of year comprise:
                  Mortgage loans on real estate....................  $        19.3       $       50.5       $       32.1
                  Equity real estate...............................           68.3               75.7              145.8
                                                                     -------------       ------------       ------------
                Total..............................................  $        87.6       $      126.2       $      177.9
                                                                     =============       ============       ============

4)      JOINT VENTURES AND PARTNERSHIPS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures and in limited partnership interests accounted for under the equity method with a total carrying value of $883.9 million and $1,037.2 million, respectively, at December 31, 2001 and 2000. The Company's total equity in net (losses) earnings for these real estate joint ventures and limited partnership interests was $(37.4) million, $242.2 million and $89.1 million, respectively, for 2001, 2000 and 1999.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (10 and 14 individual ventures at December 31, 2001 and 2000, respectively) and the Company's carrying value and equity in net (losses) earnings for those real estate joint ventures and limited partnership interests:


                                                                              DECEMBER 31,
                                                                          --------   --------
                                                                            2001       2000
                                                                          --------   --------
                                                                             (IN MILLIONS)
        BALANCE SHEETS
        Investments in real estate, at depreciated cost .............     $  570.5   $  657.7
        Investments in securities, generally at estimated fair value         255.7      226.6
        Cash and cash equivalents ...................................         23.7       34.5
        Other assets ................................................         39.4       63.5
                                                                          --------   --------
        Total Assets ................................................     $  889.3   $  982.3
                                                                          ========   ========

        Borrowed funds - third party ................................     $  269.6   $   53.8
        Borrowed funds - the Company ................................         --         12.9
        Other liabilities ...........................................         20.3       22.5
                                                                          --------   --------
        Total liabilities ...........................................        289.9       89.2
                                                                          --------   --------

        Partners' capital ...........................................        599.4      893.1
                                                                          --------   --------
        Total Liabilities and Partners' Capital .....................     $  889.3   $  982.3
                                                                          ========   ========

        The Company's carrying value in these entities included above     $  188.2   $  214.6
                                                                          ========   ========



                                                              2001       2000        1999
                                                            -------    --------    --------
                                                                     (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures ........     $  95.6    $  147.6    $  180.5
        Revenues of other limited partnership interests        29.8        16.5        85.0
        Interest expense - third party ................       (11.5)      (17.0)      (26.6)
        Interest expense - the Company ................         (.7)       (2.0)       (2.5)
        Other expenses ................................       (58.2)      (88.0)     (133.0)
                                                            -------    --------    --------
        Net Earnings ..................................     $  55.0    $   57.1    $  103.4
                                                            =======    ========    ========

        The Company's equity in net earnings of these
          entities included above .....................     $  13.2    $   17.8    $    9.5
                                                            =======    ========    ========

5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follows:

                                             2001          2000          1999
                                          ----------    ----------    ----------
                                                      (IN MILLIONS)
        Fixed maturities ............     $  1,662.4    $  1,761.8    $  1,811.8
        Mortgage loans on real estate          361.6         387.1         398.7
        Equity real estate ..........          166.2         207.2         271.5
        Other equity investments ....          (50.4)        138.2         168.4
        Policy loans ................          268.2         258.3         246.8
        Other investment income .....          213.4         208.2         166.4
                                          ----------    ----------    ----------

          Gross investment income ...        2,621.4       2,960.8       3,063.6
          Investment expenses .......         (217.1)       (208.9)       (248.5)
                                          ----------    ----------    ----------

        Net Investment Income .......     $  2,404.3    $  2,751.9    $  2,815.1
                                          ==========    ==========    ==========

        Investment (losses) gains including changes in the valuation allowances follow:

                                                     2001        2000        1999
                                                   --------    --------    --------
                                                             (IN MILLIONS)

        Fixed maturities .....................     $ (225.2)   $ (795.0)   $ (294.9)
        Mortgage loans on real estate ........        (11.4)      (18.0)       (1.9)
        Equity real estate ...................         34.5         1.6       (15.8)
        Other equity investments .............        (13.0)      (23.4)       92.9
        Issuance and sales of Alliance Units .         (2.3)        3.9         5.5
        Issuance and sales of DLJ common stock         --          38.8       106.0
        Other ................................         10.1          .3        --
                                                   --------    --------    --------
         Investment Losses, Net ..............     $ (207.3)   $ (791.8)   $ (108.2)
                                                   ========    ========    ========



        Writedowns of fixed maturities amounted to $287.5 million, $635.5 million and $226.5 million for 2001, 2000 and 1999, respectively, including $499.2 million in fourth quarter 2000.

        For 2001, 2000 and 1999, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,372.3 million, $7,685.5 million and $7,782.7 million. Gross gains of $156.2 million, $79.7 million and $76.2 million and gross losses of $115.9 million, $220.9 million and $220.2 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2001, 2000 and 1999 amounted to $429.5 million, $954.5 million and $(1,668.8)
        million, respectively.

        In conjunction with the sale of DLJ in 2000, the Company received 11.4 million shares in Credit Suisse Group ("CSG") common stock, 2.8 million shares of which were immediately repurchased by CSG at closing. The CSG shares were designated as trading account securities. The $1.56 billion carrying value of CSG shares that were held by the Company at December 31, 2000 were sold in January 2001. Net investment income included realized gains of $27.1 million in 2001 and included unrealized holding losses of $43.3 million in 2000 on the CSG shares.

        On January 1, 1999, investments in publicly-traded common equity securities in the General Account portfolio within other equity investments amounting to $102.3 million were transferred from available for sale securities to trading securities. As a result of this transfer, unrealized investment gains of $83.3 million ($43.2 million net of related DAC and Federal income taxes) were recognized as realized investment gains in the consolidated statements of earnings. In 2001 and 2000, respectively, net unrealized holding gains (losses) on trading account equity securities of $25.0 million and $(42.2) million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $2.4 million and $1,563.3 million and costs of $4.9 million and $1,607.1 million at December 31, 2001 and 2000, respectively.

        For 2001, 2000 and 1999, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $96.7 million, $110.6 million and $131.5 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, including Discontinued Operations on a line-by-line basis, follow:


                                                                  2001        2000        1999
                                                                --------    --------    ----------
                                                                         (IN MILLIONS)

        Balance, beginning of year ........................     $   12.9    $ (392.8)   $    384.1
        Changes in unrealized investment (losses) gains ...        436.0       979.7      (1,821.3)
        Changes in unrealized investment losses (gains)
          attributable to:
            Participating group annuity contracts,
              Closed Block policyholder dividend obligation
              and other ...................................        (48.6)      (18.3)         25.0
            DAC ...........................................        (71.6)     (262.1)        493.1
            Deferred Federal income taxes .................       (113.2)     (293.6)        526.3
                                                                --------    --------    ----------
        Balance, End of Year ..............................     $  215.5    $   12.9    $   (392.8)
                                                                ========    ========    ==========

        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities ..............................     $  496.0    $   65.9    $   (904.6)
            Other equity investments ......................          4.3        (2.3)        (22.2)
            Other .........................................         (1.9)       (1.2)          9.4
                                                                --------    --------    ----------
              Total .......................................        498.4        62.4        (917.4)
          Amounts of unrealized investment (losses) gains
            attributable to:
            Participating group annuity contracts,
              Closed Block policyholder dividend obligation
              and other ...................................        (63.9)      (15.3)          3.0
              DAC .........................................        (99.9)      (28.3)        233.8
              Deferred Federal income taxes ...............       (119.1)       (5.9)        287.8
                                                                --------    --------    ----------
        Total .............................................     $  215.5    $   12.9    $   (392.8)
                                                                ========    ========    ==========


        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                               2001         2000         1999
                                                                            ---------    ---------    ----------
                                                                                       (IN MILLIONS)

        Unrealized gains (losses) on investments .......................    $   215.5    $    12.9    $   (392.8)
        Minimum pension liability ......................................          (.1)         (.1)          (.1)
                                                                            ---------    ---------    ----------
        Total Accumulated Other

          Comprehensive Income (Loss) ..................................    $   215.4    $    12.8    $   (392.9)
                                                                            =========    =========    ==========




        The components of other comprehensive income (loss) for the past three years follow:

                                                                               2001         2000         1999
                                                                            ---------    ---------    ----------
                                                                                       (IN MILLIONS)
        Net unrealized gains (losses) on investments:
          Net unrealized gains (losses) arising during
            the period ..................................................   $   525.2    $   191.0    $ (1,625.6)
          (Gains) losses reclassified into net earnings
            during the period ...........................................       (89.2)       788.7        (195.7)
                                                                            ---------    ---------    ----------
        Net unrealized gains (losses) on investments ....................       436.0        979.7      (1,821.3)
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes .......................      (233.4)      (574.0)      1,044.4
                                                                            ---------    ---------    ----------

        Change in unrealized gains (losses), net of
            adjustments .................................................       202.6        405.7        (776.9)
        Change in minimum pension liability .............................        --           --            28.2
                                                                            ---------    ---------    ----------

        Total Other Comprehensive Income (Loss) .........................   $   202.6    $   405.7    $   (748.7)
                                                                            =========    =========    ==========

7)      CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block is as follows:

                                                                         DECEMBER 31,  December 31,
                                                                             2001         2000
                                                                          ----------   ----------
                                                                                (IN MILLIONS)
        CLOSED BLOCK LIABILITIES:
        Future policy benefits, policyholders' account balances
           and other ................................................     $  9,049.9   $  9,026.4
        Other liabilities ...........................................           53.6         35.6
                                                                          ----------   ----------
        Total Closed Block liabilities ..............................        9,103.5      9,062.0
                                                                          ----------   ----------

        ASSETS DESIGNATED TO THE CLOSED BLOCK:
        Fixed maturities, available for sale, at estimated fair value
        (amortized
          cost of $4,600.4 and $4,373.5) ............................        4,705.7      4,408.0
        Mortgage loans on real estate ...............................        1,514.4      1,581.8
        Policy loans ................................................        1,504.4      1,557.7
        Cash and other invested assets ..............................          141.0        174.7
        Other assets ................................................          214.7        238.9
                                                                          ----------   ----------
         Total assets designated to the Closed Block ................        8,080.2      7,961.1
                                                                          ----------   ----------


        Excess of Closed Block liabilities over assets designated to
           the Closed Block .........................................        1,023.3      1,100.9
        Amounts included in accumulated other comprehensive income:
             Net unrealized investment gains, net of deferred Federal
               income tax of $20.4 and $12.2 ........................           37.8         22.7
                                                                          ----------   ----------


        Maximum Future Earnings To Be Recognized From Closed Block

           Assets and Liabilities ...................................     $  1,061.1   $  1,123.6
                                                                           ==========   ==========

        Closed Block revenues and expenses were as follows:

                                                        2001          2000          1999
                                                     ----------    ----------    ----------
                                                                 (IN MILLIONS)

        REVENUES:
        Premiums and other income ..............     $    571.5    $    594.7    $    619.1
        Investment income (net of investment
        expenses of $3.0, $8.1, and $15.8) .....          583.5         578.7         574.2
        Investment losses, net .................          (42.3)        (35.8)        (11.3)
                                                     ----------    ----------    ----------
        Total revenues .........................        1,112.7       1,137.6       1,182.0
                                                     ----------    ----------    ----------

        BENEFITS AND
        OTHER DEDUCTIONS:
        Policyholders' benefits and dividends ..        1,009.3       1,025.2       1,024.7
        Other operating costs and expenses .....            4.7           5.2           5.5
                                                     ----------    ----------    ----------
        Total benefits and other deductions ....        1,014.0       1,030.4       1,030.2
                                                     ----------    ----------    ----------

        Net revenues before Federal income taxes           98.7         107.2         151.8
        Federal income taxes ...................          (36.2)        (38.2)        (60.3)
                                                     ----------    ----------    ----------
        Net Revenues ...........................     $     62.5    $     69.0    $     91.5
                                                     ==========    ==========    ==========

        Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                DECEMBER 31,
                                                                            ------------------
                                                                              2001       2000
                                                                            -------    -------
                                                                               (IN MILLIONS)
        Impaired mortgage loans with investment valuation allowances ..     $  26.7    $  26.7
        Impaired mortgage loans without investment valuation allowances         6.5        4.0
                                                                            -------    -------
        Recorded investment in impaired mortgages .....................        33.2       30.7
        Investment valuation allowances ...............................        (5.8)      (8.7)
                                                                            -------    -------
        Net Impaired Mortgage Loans ...................................     $  27.4    $  22.0
                                                                            =======    =======

        During 2001, 2000 and 1999, the Closed Block's average recorded investment in impaired mortgage loans was $30.8 million, $31.0 million and $37.0 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.2 million, $2.0 million and $3.3 million ($.1 million, $.1 million and $.3 million recognized on a cash basis) for 2001, 2000 and 1999, respectively.

        Valuation allowances amounted to $5.7 million and $9.1 million on mortgage loans on real estate and $9.8 million and $17.2 million on equity real estate at December 31, 2001 and 2000, respectively. Writedowns of fixed maturities amounted to $30.8 million and $27.7 million for 2001 and 2000, respectively, including $23.3 million in fourth quarter 2001.

8)       DISCONTINUED OPERATIONS

        Summarized financial information for Discontinued Operations follows:


                                                                                 DECEMBER 31,
                                                                          -----------------------
                                                                             2001        2000
                                                                          ----------   ----------
                                                                                (IN MILLIONS)
        BALANCE SHEETS
        Mortgage loans on real estate ...............................     $    160.3   $    330.9
        Equity real estate ..........................................          252.0        350.9
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $542.9 and $321.5) .....................          559.6        336.5
        Other equity investments ....................................           22.3         43.1
        Other invested assets .......................................             .4          1.9
                                                                          ----------   ----------
          Total investments .........................................          994.6      1,063.3
        Cash and cash equivalents ...................................           41.1         84.3
        Other assets ................................................          152.6        148.8
                                                                          ----------   ----------
        Total Assets ................................................     $  1,188.3   $  1,296.4
                                                                          ==========   ==========

        Policyholders liabilities ...................................     $    932.9   $    966.8
        Allowance for future losses .................................          139.9        159.8
        Other liabilities ...........................................          115.5        169.8
                                                                          ----------   ----------
        Total Liabilities ...........................................     $  1,188.3   $  1,296.4
                                                                          ==========   ==========

                                                               2001       2000        1999
                                                            --------    --------    --------
                                                                      (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $25.3, $37.0 and $49.3) .........     $   91.6    $  102.2    $   98.7
        Investment gains (losses), net ................         33.6        (6.6)      (13.4)
        Policy fees, premiums and other income ........           .2          .7          .2
                                                            --------    --------    --------
        Total revenues ................................        125.4        96.3        85.5

        Benefits and other deductions .................        100.7       106.9       104.8
        Earnings credited (losses charged) to allowance
          for future losses ...........................         24.7       (10.6)      (19.3)
                                                            --------    --------    --------
        Pre-tax loss from operations ..................         --          --          --
        Pre-tax earnings from releasing the allowance
          for future losses ...........................         46.1        90.2        43.3
        Federal income tax expense ....................         (2.3)      (31.6)      (15.2)
                                                            --------    --------    --------
        Earnings from
          Discontinued Operations .....................     $   43.8    $   58.6    $   28.1
                                                            ========    ========    ========

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        Valuation allowances of $4.8 million and $2.9 million on mortgage loans on real estate and $5.0 million and $11.4 million on equity real estate were held at December 31, 2001 and 2000, respectively. During 2001, 2000 and 1999, discontinued operations' average recorded investment in impaired mortgage loans was $32.2 million, $11.3 million and $13.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.5 million, $.9 million and $1.7 million ($1.0 million, $.5 million and $.0 million recognized on a cash basis) for 2001, 2000 and 1999, respectively.

        At December 31, 2001 and 2000, discontinued operations had real estate acquired in satisfaction of debt with carrying values of $7.4 million and $4.5 million, respectively.

        In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.

9)      SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:


                                                                   DECEMBER 31,
                                                             -----------------------
                                                                2001         2000
                                                             ----------   ----------
                                                                   (IN MILLIONS)
        Short-term debt ................................     $    229.6   $    782.2
                                                             ----------   ----------
        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, due 2005 ...............          399.7        399.6
          Surplus notes, 7.70%, due 2015 ...............          199.7        199.7
          Other ........................................             .2           .4
                                                             ----------   ----------

              Total Equitable Life .....................          599.6        599.7
                                                             ----------   ----------

        Alliance:
          Senior Notes, 5.625%, due 2006 ...............          398.0       --
                                                             ----------   ----------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 5.43% - 9.5%, due through 2017          248.3        248.3
                                                             ----------   ----------
        Total long-term debt ...........................        1,245.9        848.0
                                                             ----------   ----------

        Total Short-term and Long-term Debt ............     $  1,475.5   $  1,630.2
                                                             ==========   ==========

        Short-term Debt

        Equitable Life has a $350.0 million 5-year bank credit facility and a $250.0 million 364-day credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 2.09% to 4.75%. There were no amounts outstanding under these credit facilities at December 31, 2001.

        Equitable Life has a commercial paper program with an issue limit of $1.0 billion. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $600.0 million bank credit facilities. At December 31, 2001, there were no amounts outstanding under this program.

        Equitable Life has an $18.4 million line of credit available relating to reinsurance of which no amounts were outstanding at December 31, 2001.

        During 1998, Alliance increased its commercial paper program to $425.0 million and entered into a $425.0 million five-year revolving credit facility with a group of commercial banks to provide back-up liquidity for the commercial paper program. Under the credit facility, the interest rate, at the option of the borrower, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. Borrowings under the credit facility and the commercial paper program may not exceed $425.0 million in the aggregate. In July 1999, Alliance entered into a $200.0 million three-year revolving credit facility with a group of commercial banks. During October 2000, Alliance entered into a $250.0 million two-year revolving credit facility. The terms of the $200.0 million and $250.0 million credit facilities are generally similar to the $425.0 million credit facility. The revolving credit facilities will be used to fund commission payments to financial intermediaries for the sale of Back-End Load Shares under Alliance's mutual fund distribution system, capital expenditures and for general working capital purposes. The revolving credit facilities contain covenants which, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2001. At December 31, 2001, Alliance had commercial paper outstanding totaling $198.2 million at an effective interest rate of 1.9%; there were no borrowings outstanding under Alliance's revolving credit facilities.

        In December 1999, Alliance established a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2001, $24.9 million at an effective interest rate of 1.9% was outstanding under the ECN program.

        Long-term Debt

        Certain of the long-term debt agreements, principally mortgage notes, have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 2001, the Company is in compliance with all debt covenants.

        At December 31, 2001 and 2000, respectively, the Company has pledged real estate of $314.5 million and $298.8 million as collateral for certain long-term debt.

        At December 31, 2001, aggregate maturities of the long-term debt based on required principal payments at maturity was $248.5 million for 2002, $400.0 million for 2005, $400.0 million for 2006 and $200.0 million thereafter.

        In August 2001, Alliance issued $400.0 million 5.625% notes due 2006 in a public offering and are redeemable at any time. The registration statement filed with the SEC allows for the issuance of up to $600.0 million in senior debt securities. The proceeds were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

10)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                    2001        2000       1999
                                                  --------    --------   --------
                                                           (IN MILLIONS)
        Federal income tax expense (benefit):
          Current ...........................     $  (38.2)   $  820.6   $  174.0
          Deferred ..........................        354.4       137.7      158.0
                                                  --------    --------   --------
        Total ...............................     $  316.2    $  958.3   $  332.0
                                                  ========    ========   ========

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                       2001        2000        1999
                                                     --------    --------    --------
                                                             (IN MILLIONS)
        Expected Federal income tax expense ....     $  452.5    $  904.9    $  458.4
        Minority interest ......................       (126.9)     (117.9)      (47.8)
        Non deductible stock option compensation
          expense ..............................         --          34.4        --
        Subsidiary gains .......................         --         161.4       (37.1)
        Adjustment of tax audit reserves .......        (28.2)       17.9        27.8
        Equity in unconsolidated subsidiaries ..         --         (48.7)      (64.0)
        Other ..................................         18.8         6.3        (5.3)
                                                     --------    --------    --------
        Federal Income Tax Expense .............     $  316.2    $  958.3    $  332.0
                                                     ========    ========    ========

        The components of the net deferred Federal income taxes are as follows:


                                                       DECEMBER 31, 2001                  December 31, 2000
                                                 --------------   ------------      ------------      -----------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                 --------------   ------------      ------------      -----------
                                                                           (IN MILLIONS)
        Compensation and related benefits......  $      --        $       92.0      $       --        $      79.7
        Other..................................         --                  .1               4.9             --
        DAC, reserves and reinsurance..........         --             1,020.1              --              733.0
        Investments............................         --               333.3              --              229.2
                                                 --------------   ------------      ------------      -----------
        Total..................................  $      --        $    1,445.5      $        4.9      $   1,041.9
                                                 ==============   ============      ============      ===========

       At December 31, 1999, $236.8 million in deferred tax assets were transferred to the Holding Company in conjunction with its assumption of the non-qualified employee benefit liabilities. See Note 12 for discussion of the benefit plans transferred.

        The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                                   2001               2000                1999
                                                              -------------       ------------       ------------
                                                                                 (IN MILLIONS)

        DAC, reserves and reinsurance......................  $       291.7       $      403.3       $       83.2
        Investments........................................           42.1             (140.7)               3.2
        Compensation and related benefits..................           15.7              (96.4)              21.0
        Other..............................................            4.9              (28.5)              50.6
                                                             -------------       ------------       ------------
        Deferred Federal Income Tax
          Expense..........................................  $       354.4       $      137.7       $      158.0
                                                             =============       ============       ============

        Federal income taxes payable at December 31, 2000 included $858.2 million of taxes related to the gain on disposal of DLJ.

        The Internal Revenue Service (the "IRS") is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1992 through 1996. Management believes these audits will have no material adverse effect on the Company's results of operations.

11)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  2001               2000                1999
                                                            -------------       ------------       ------------
                                                                                 (IN MILLIONS)
        Direct premiums....................................  $       990.0       $    1,103.8       $    1,039.5
        Reinsurance assumed................................          203.0              194.2              206.7
        Reinsurance ceded..................................         (173.1)            (123.0)             (69.1)
                                                             -------------       ------------       ------------
        Premiums...........................................  $     1,019.9       $    1,175.0       $    1,177.1
                                                             =============       ============       ============

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        86.9       $       92.1       $       69.7
                                                             =============       ============       ============
        Policyholders' Benefits Ceded......................  $       370.3       $      239.2       $      155.6
                                                             =============       ============       ============
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        50.4       $       46.5       $       38.5
                                                             =============       ============       ============


        Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million. All other in force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

        During July 2000, Equitable Life transferred, at no gain or loss, all the risk of its directly written DI business for years 1993 and prior through an indemnity reinsurance contract. The cost of the arrangement will be amortized over the expected lives of the contracts reinsured and will not have a significant impact on the results of operations in any specific period.

        At December 31, 2001 and 2000, respectively, reinsurance recoverables related to insurance contracts amounting to $2,233.7 million and $2,098.0 million, of which $1,060.4 million and $1,009.1 million relates to one specific reinsurer, are included in Other assets and reinsurance payables related to insurance contracts amounting to $798.5 million and $730.3 million are included in Other liabilities in the consolidated balance sheets.

        The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $444.2 million and $487.7 million at December 31, 2001 and 2000, respectively.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2001 and 2000 were $540.2 million and $515.0 million, respectively.

12)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

        Effective December 31, 1999, the Holding Company legally assumed primary liability from Equitable Life for all current and future obligations of its Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits; Equitable Life remains secondarily liable. The amount of the liability associated with employee benefits transferred was $676.5 million, including $183.0 million of non-qualified pension benefit obligations and $394.1 million of postretirement benefits obligations at December 31, 1999. This transfer was recorded as a non-cash capital contribution to Equitable Life.

        Components of net periodic pension credit follow:

                                                                  2001               2000                1999
                                                             -------------       ------------       ------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $        32.1       $       29.5       $       36.7
        Interest cost on projected benefit obligations.....          128.8              124.2              131.6
        Expected return on assets..........................         (218.7)            (223.2)            (189.8)
        Net amortization and deferrals.....................             .1                (.6)               7.5
                                                             -------------       ------------       ------------
        Net Periodic Pension Credit........................  $       (57.7)      $      (70.1)      $      (14.0)
                                                             ============        ============       ============

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           DECEMBER 31,
                                                                                 -------------------------------
                                                                                     2001                2000
                                                                                 ------------       ------------
                                                                                           (IN MILLIONS)


        Benefit obligations, beginning of year.................................  $    1,712.6       $    1,659.6
        Service cost...........................................................          27.1               24.5
        Interest cost..........................................................         128.8              124.2
        Actuarial losses (gains)...............................................          64.4               13.4
        Benefits paid..........................................................        (120.6)            (109.1)
                                                                                 ------------       ------------
        Benefit Obligation, End of Year........................................  $    1,812.3       $    1,712.6
                                                                                 ============       ============

        The funded status of the pension plans was as follows:

                                                                                           DECEMBER 31,
                                                                                 -------------------------------
                                                                                     2001                2000
                                                                                 ------------       ------------
                                                                                           (IN MILLIONS)

        Plan assets at fair value, beginning of year...........................  $    2,112.0       $    2,341.6
        Actual return on plan assets...........................................        (148.0)            (115.9)
        Contributions..........................................................          --                 --
        Benefits paid and fees.................................................        (126.1)            (113.7)
                                                                                 ------------       ------------
        Plan assets at fair value, end of year.................................       1,837.9            2,112.0
        Projected benefit obligations..........................................       1,812.3            1,712.6
                                                                                 ------------       ------------
        Excess of plan assets over projected benefit obligations...............          25.6              399.4
        Unrecognized prior service cost........................................         (46.3)               1.2
        Unrecognized net loss (gain) from past experience different
          from that assumed....................................................         550.1               71.3
        Unrecognized net asset at transition...................................          (1.6)              (1.9)
                                                                                 ------------       ------------
        Prepaid Pension Cost, Net..............................................  $      527.8       $      470.0
                                                                                 ============       ============

        The accrued liability for pension plans with projected benefit obligations in excess of plan assets was $16.7 million and $13.5 million at December 31, 2001 and 2000, respectively. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $49.7 million and $28.7 million, respectively, at December 31, 2001 and $38.9 million and $32.9 million, respectively, at December 31, 2000.

        The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.25% and 7.19%, respectively, at December 31, 2001 and 7.75% and 7.19%, respectively, at December 31, 2000. As of January 1, 2001 and 2000, the expected long-term rate of return on assets for the retirement plan was 10.25% and 10.5%, respectively.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $27.3 million, $28.7 million and $30.2 million for 2001, 2000 and 1999, respectively.

        Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund open market purchases of Alliance Holding units or money market funds in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with the plans totaling $58.1 million, $29.8 million and $13.8 million for 2001, 2000 and 1999, respectively (including $34.6 million and $6.8 million for 2001 and 2000, respectively, relating to the Bernstein deferred compensation plan).

13)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Various derivative financial instruments are used to achieve this objective, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of guaranteed minimum income benefit features contained in certain annuity contracts issued by the Company.

        As earlier described in Note 2 of Notes to Consolidated Financial Statements, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2001 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were $6,675.0 million and $.3 million, respectively, at December 31, 2001. These amounts principally consist of interest rate cap contracts of Equitable Life that have a total fair value at December 31, 2001 of $13.6 million. At December 31, 2001 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2001 are reported in earnings for the current year as none of the derivatives were designated to qualifying hedging relationships under SFAS No. 133 either at initial adoption of the Statement or at inception of the contracts. Gross gains and gross losses recognized on derivative positions was $27.5 million and $4.6 million, respectively, for 2001.

        Fair Value of Financial Instruments

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 2001 and 2000.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The estimated fair values for variable deferred annuities and single premium deferred annuities, which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7 and 8:


                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              2001                               2000
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Consolidated:
        Mortgage loans on real estate..........  $    4,333.3     $     4,438.7     $     4,712.6     $    4,767.0
        Other limited partnership interests....         701.9             701.9             834.9            834.9
        Policy loans...........................       4,100.7           4,476.4           4,034.6          4,290.0
        Policyholders' account balances -
          investment contracts.................      12,256.4          12,514.0          11,488.8         11,663.8
        Long-term debt.........................       1,245.9           1,280.6             848.0            847.5

        Closed Block:
        Mortgage loans on real estate..........  $    1,514.4     $     1,532.6     $     1,581.8     $    1,582.6
        Other equity investments...............          24.4              24.4              34.4             34.4
        Policy loans...........................       1,504.4           1,664.8           1,557.7          1,667.6
        SCNILC liability.......................          18.2              18.1              20.2             20.1

        Discontinued Operations:
        Mortgage loans on real estate..........  $      160.3     $       171.6     $       330.9     $      347.7
        Fixed maturities.......................         559.6             559.6             336.5            336.5
        Other equity investments...............          22.3              22.3              43.1             43.1
        Guaranteed interest contracts..........          18.8              16.1              26.4             23.4
        Long-term debt.........................         101.7             101.7             101.8            101.7

14)     COMMITMENTS AND CONTINGENT LIABILITIES

        From time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2001, these arrangements included commitments by the Company, under certain conditions, to make capital contributions of up to $8.5 million to affiliated real estate joint ventures and to provide equity financing to certain limited partnerships of $274.9 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

        The Insurance Group had $10.5 million of letters of credit outstanding at December 31, 2001.

        The Company entered into continuity agreements with certain executives of the Company in connection with AXA's minority interest acquisition. The remaining continuity agreements generally provide cash severance payments ranging from 1.5 times to 2 times an executive's base salary plus bonus and other benefits. Such cash severance payments will generally be made if an executive's employment is terminated at any time within two years from December 27, 2000 for any reason other than the executive's death, disability, retirement or for cause, or if the executive resigns for good reason as defined in the agreements. In connection with cost reduction programs initiated in 2001, expenses related to continuity agreements, severance, benefits and outplacement were recorded, totaling $126.1 million related to the home office initiative and $24.5 million related to the field restructuring initiative. At December 31, 2001, in the event the remaining covered executives' employment terminates under the circumstances described above, cash severance payments that would be payable under these continuity agreements approximate $30.0 million.

15)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following five paragraphs.

        In January 1996, an amended complaint was filed in an action entitled Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company in the United States District Court for the Southern District of Florida. The action was brought by two individuals who purchased variable life insurance policies. The plaintiffs purport to represent a nationwide class consisting of all persons who purchased variable life insurance policies from Equitable Life and EVLICO between September 30, 1991 and January 3, 1996. The amended complaint alleges that Equitable Life's and EVLICO's agents were trained not to disclose fully that the product being sold was life insurance. Plaintiffs allege violations of the Federal securities laws and seek rescission of the contracts or compensatory damages and attorneys' fees and expenses. Equitable Life and EVLICO have answered the amended complaint, denying the material allegations and asserting certain affirmative defenses. In May 1999, the Magistrate Judge issued a Report and Recommendation recommending that the District Judge deny Equitable Life's and EVLICO's motion for summary judgment and grant plaintiffs' motion for class certification. In July 1999, Equitable Life and EVLICO filed Objections to the Report and Recommendation and urged that the District Judge reject the Magistrate's recommendations and grant Equitable Life's and EVLICO's motion for summary judgment and deny plaintiffs' motion for class certification. In October 2000, the District Judge affirmed the Magistrate's

        Report and Recommendation and, accordingly, denied Equitable Life's and EVLICO's motion for summary judgment and granted plaintiffs' motion for class certification. In May 2001, with permission of the United States Court of Appeals for the Eleventh Circuit, Equitable Life and EVLICO appealed the District Court's order. Oral argument is scheduled for March 2002.

        In March 2000, an action entitled Brenda McEachern v. The Equitable Life Assurance Society of the United States and Gary Raymond, Jr. was commenced against Equitable Life and one of its agents in Circuit Court, Mobile County, Alabama, and asserts claims under state law. The action was brought by an individual who alleges that she purchased a variable annuity from Equitable Life in 1997. The action purports to be on behalf of a class consisting of all persons who from January 1, 1989 (i) purchased a variable annuity from Equitable Life to fund a qualified retirement plan, (ii) were charged allegedly unnecessary fees for tax deferral for variable annuities held in qualified retirement accounts, or (iii) were sold a variable annuity while owning a qualified retirement plan from Equitable Life. The complaint alleges various improper sales practices, including misrepresentations in connection with the use of variable annuities in a qualified retirement plan or similar arrangement, charging inflated or hidden fees, and failure to disclose unnecessary tax deferral fees. Plaintiff seeks damages, including punitive damages, in an unspecified amount and attorneys' fees and expenses. In May 2000, Equitable Life removed the case to the United States District Court for the Southern District of Alabama and filed a motion to dismiss the complaint, and plaintiff filed a motion to remand the case to state court. The court has permitted limited discovery on the issue of whether the Securities Litigation Uniform Standards Act applies. In November 2001, plaintiff filed a motion for leave to join additional plaintiffs.

        In June 2000, an action entitled Raymond Patenaude v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. was commenced in the Superior Court of California, County of San Diego. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The named plaintiff purports to act as a private attorney general on behalf of the general public of the State of California under California consumer protection statutes and also asserts individual common-law claims. On behalf of the named plaintiff and the general public, the complaint asserts claims for unlawful, unfair or fraudulent business acts and practices and for false or misleading advertising. On behalf of the named plaintiff alone, the complaint alleges claims for fraud, fraudulent concealment and deceit, negligent misrepresentation and negligence. The complaint seeks injunctive relief, restitution for members of the general public of the State of California who have been harmed by defendants' conduct, compensatory and punitive damages on behalf of the named plaintiff, and attorneys' fees, costs and expenses. In July 2000, the defendants removed the case to the United States District Court for the Southern District of California and filed a motion to dismiss the complaint. In October 2000, the District Court granted defendants' motion to dismiss the action. In November 2000, the plaintiff appealed; the appeal is fully briefed.

        In October 2000, an action entitled Sham Malhotra, et al. v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, the defendants filed a motion to dismiss the new action.

        Between June 2000 and December 2001 twelve lawsuits were filed in the state courts of Mississippi (the "Mississippi Actions") by more than 70 plaintiffs naming as defendants Equitable Life, EVLICO, EOC and various present and former individual sales agents associated with Equitable Life, EVLICO and/or EOC. The actions arise from the purchase by each of the plaintiffs of various types of life insurance policies from Equitable Life, EVLICO and/or EOC. The policies at issue include term, variable and whole life policies purchased as early as 1954. The actions allege misrepresentations in connection with the sale of life insurance policies including that the defendants misrepresented the stated number of years that premiums would need to be paid. Plaintiffs assert claims for breach of contract, fraud, fraudulent inducement, misrepresentation, conspiracy, negligent supervision and other tort claims. Plaintiffs seek unspecified compensatory and punitive damages. The parties are engaged in discovery in each of the pending actions.

        In October 2000, an action entitled American National Bank and Trust Company of Chicago, as trustee f/b/o Emerald Investments LP and Emerald Investments LP v. AXA Client Solutions, LLC; The Equitable Life Assurance Society of the United States; and AXA Financial, Inc. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek unspecified lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint.

        On September 12, 1997, the United States District Court for the Northern District of Alabama, Southern Division, entered an order certifying James Brown as the representative of a class consisting of "[a]ll African-Americans who applied but were not hired for, were discouraged from applying for, or would have applied for the position of Sales Agent in the absence of the discriminatory practices, and/or procedures in the [former] Southern Region of AXA Financial from May 16, 1987 to the present." The second amended complaint in James W. Brown, on behalf of others similarly situated v. The Equitable Life Assurance Society of the United States alleges, among other things, that Equitable Life discriminated on the basis of race against African-American applicants and potential applicants in hiring individuals as sales agents. Plaintiffs sought a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. The court referred the case to mediation, pursuant to which the parties reached a proposed settlement agreement in November 2000. In connection therewith, the case was dismissed in the United States District Court for the Northern District of Alabama, Southern Division and refiled in the United States District Court for the Northern District of Georgia, Atlanta Division. The final settlement required notice to be given to class members and was subject to court approval. A hearing was held in January 2002 and thereafter, an order was entered approving the settlement.

        In November 1997, an amended complaint was filed in Peter Fischel, et al. v. The Equitable Life Assurance Society of the United States alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs have challenged the District Court's subject matter jurisdiction over the health benefit claims. Oral argument on this appeal was heard in November 2001. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. Equitable Life answered the complaint in June 2001. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty.

        A putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et al. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001.

        In September 1999, a complaint was filed in an action entitled R.S.M. Inc., et al. v. Alliance Capital Management L.P., et al. in the Chancery Court of the State of Delaware. The action was brought on behalf of a purported class of owners of limited partnership units of Alliance Capital Management Holding L.P. ("Alliance Holding") challenging the then-proposed reorganization of Alliance Holding. Named defendants include Alliance Holding, four Alliance Holding executives, the general partner of Alliance Holding and Alliance, which is a wholly owned indirect subsidiary of Equitable Life, and Alliance, which is the operating partnership whose units are not publicly traded. Equitable Life is obligated to indemnify the defendants for losses and expenses arising out of the litigation. Plaintiffs allege, inter alia, inadequate and misleading disclosures, breaches of fiduciary duties, and the improper adoption of an amended partnership agreement by Alliance Holding. The complaint seeks, inter alia, payment of unspecified money damages and an accounting of all benefits alleged to have been improperly obtained by the defendants. In August 2000, plaintiffs filed a first amended and supplemental class action complaint. The amended complaint alleges in connection with the reorganization that, inter alia, the partnership agreement of Alliance Holding was not validly amended, the reorganization of Alliance Holding was not validly effected, the information disseminated to holders of units of limited partnership interests in Alliance Holding was materially false and misleading, and the defendants breached their fiduciary duties by structuring the reorganization in a manner that was grossly unfair to plaintiffs. Plaintiffs seek declaratory, monetary and injunctive relief relating to the allegations contained in the amended complaint. In September 2000, all defendants other than Robert H. Joseph, Jr., filed an answer to the amended complaint denying the material allegations contained therein. In lieu of joining in the answer to the amended complaint, Mr. Joseph filed a motion to dismiss in September 2000. In November 2000, defendants, other than Mr. Joseph, filed a motion to dismiss the amended complaint. In December 2000, plaintiffs filed a motion for partial summary judgment on the claim that the Alliance Holding partnership agreement was not validly amended. In April 2001, the Chancery Court issued a decision granting in part and denying in part defendants' motion to dismiss; the claim alleging that the partnership agreement of Alliance Holding was not validly amended was one of the claims dismissed. In October 2001, a memorandum of understanding was executed, setting forth the terms of a settlement in principle, and in December 2001, a stipulation of settlement was filed with the Delaware Court of Chancery. The settlement is subject to a number of conditions, including preparation of definitive documentation and approval, after a hearing, by the Delaware Court of Chancery.

        Subsequent to the August 30, 2000 announcement of AXA's proposal to purchase the outstanding shares of AXA Financial common stock that it did not already own, the following fourteen putative class action lawsuits were commenced in the Delaware Court of Chancery: Fred Buff v. AXA Financial, Inc., et al., Sarah Wolhendler v. Claude Bebear, et al.; Jerome and Selma Stone v. AXA Financial, Inc., et al.; Louis Deranieri
        v. AXA Financial, Inc., et al.; Maxine Phillips v. AXA Financial, Inc., et al.; Ruth Ravnitsky v. AXA Financial, Inc., et al.; Richard Kager v. AXA Financial, Inc., et al.; Mortimer Cohen v. AXA Financial, Inc., et al.; Lee Koneche, et al. v. AXA Financial, Inc., et al.; Denver Employees Retirement Plan v. AXA Financial, Inc., et al.; Harry Hoffman
        v. AXA Financial, Inc., et al.; Joseph Villari v. AXA Financial, Inc., et al.; Max Boimal v. AXA Financial, Inc., et al.; and Jay Gottlieb v. AXA Financial, Inc., et al. AXA Financial, AXA, and directors and/or officers of AXA Financial are named as defendants in each of these lawsuits. The various plaintiffs each purport to represent a class consisting of owners of AXA Financial common stock and their successors in interest, excluding the defendants and any person or entity related to or affiliated with any of the defendants. They challenge the adequacy of the offer announced by AXA and allege that the defendants have engaged or will engage in unfair dealing, overreaching and/or have breached or will breach fiduciary duties owed to the minority shareholders of AXA Financial. The complaints seek declaratory and injunctive relief, an accounting, and unspecified compensatory damages, costs and expenses, including attorneys' fees. The Delaware suits have been consolidated under the name In re AXA Financial, Inc. Shareholders Litigation. A similar lawsuit was filed in the Supreme Court of the State of New York, County of New York, after the filing of the first Delaware action; it is captioned Harbor Finance Partners v. AXA Financial, Inc., et al. In December 2000, the parties to the Delaware suits reached a proposed agreement for settlement and executed a memorandum of understanding. Shortly thereafter, agreement was reached with the plaintiff in the New York suit to stay proceedings in New York and to participate in and be bound by the terms of the settlement of the Delaware suits. In November 2001, the parties filed a stipulation of settlement with the Delaware Court of Chancery. The settlement, which does not involve any payment by AXA Financial, is subject to conditions, including approval, after a hearing, by the Delaware Court of Chancery. The hearing on the settlement is scheduled for March 2002.

        Subsequent to the August 30, 2000 announcement of the proposed sale of DLJ, four putative class action lawsuits were filed in the Delaware Court of Chancery naming AXA Financial as one of the defendants and challenging the sale of DLJ because the transaction did not include the sale of DLJdirect tracking stock. These actions are captioned Irvin Woods, et al. v. Joe L. Roby, et al.; Thomas Rolle v. Joe L. Roby, et al.; Andrew Loguercio v. Joe L. Roby, et al.; and Robert Holschen v. Joe
        L. Roby, et al. The plaintiffs in these cases purport to represent a class consisting of the holders of DLJdirect tracking stock and their successors in interest, excluding the defendants and any person or entity related to or affiliated with any of the defendants. Named as defendants are AXA Financial, DLJ and the DLJ directors. The complaints assert claims for breaches of fiduciary duties, for violation of class members' voting rights under 8 Del. C. ss.242, and for breach of implied contractual promise, and seek an unspecified amount of compensatory damages and costs and expenses, including attorneys' fees. The parties in these cases have agreed to extend the time for defendants to respond to the complaints.

        Subsequent to the August 30, 2000 announcement of the proposed sale of DLJ, a putative class action lawsuit was filed in the United States District Court, Southern District of New York, captioned Siamac Sedighim
        v. Donaldson, Lufkin & Jenrette, Inc., et al. This action challenges the sale of DLJ (for omitting the DLJdirect tracking stock) and also alleges Federal securities law claims relating to the initial public offering of the DLJdirect tracking stock. The complaint alleges claims for violations of the securities laws, breaches of the fiduciary duties of loyalty, good faith and due care, aiding and abetting such breaches, and breach of contract. The plaintiff purports to represent a class consisting of: all purchasers of DLJdirect tracking stock in the initial public offering and thereafter (with respect to the securities law claims); and all owners of DLJdirect tracking stock who allegedly have been or will be injured by the sale of DLJ (with respect to all other claims). Named as defendants are AXA Financial, Equitable Life, AXA, DLJ, Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse Group, Diamond Acquisition Corp., and DLJ's directors. The complaint seeks declaratory and injunctive relief, an unspecified amount of damages, and costs and expenses, including attorney's fees. In February 2001, defendants moved to dismiss the complaint and in October 2001, the court granted defendants' motion, dismissing all claims based on Federal law with prejudice and dismissing all claims based on state law on jurisdictional grounds, and entered judgment for the defendants. The plaintiffs did not file a notice of appeal, and their time to appeal has expired.

        In April 2001, a putative class action entitled David Uhrik v. Credit Suisse First Boston (USA), Inc., et al. was filed in Delaware Court of Chancery on behalf of the holders of CSFBdirect tracking stock (formerly known as DLJdirect tracking stock). Named defendants include AXA Financial, Credit Suisse First Boston (USA), Inc., the former directors of DLJ and the directors of Credit Suisse First Boston (USA), Inc. The complaint challenges the sale of DLJ common stock as well as the March 2001 offer by Credit Suisse to purchase the publicly owned CSFBdirect tracking stock for $4 per share and asserts claims for breaches of fiduciary duties and breach of contract. Plaintiffs seek injunctive relief, an unspecified amount of compensatory damages, and costs and expenses, including attorneys' fees. The Uhrik action, along with the actions captioned Irvin Woods, et al. v. Joe L. Roby, et al.; Thomas Rolle v. Joe L. Roby, et al.; Andrew Loguercio v. Joe L. Roby, et al.; and Robert Holschen v. Joe. L. Roby, et al., are among the actions that have been consolidated under the caption In re CSFBdirect Tracking Stock Shareholders Litigation. In May 2001, the Delaware Court of Chancery ordered that the Uhrik complaint be the operative complaint in the consolidated actions. A memorandum of understanding outlining the terms of a proposed settlement was executed in July 2001. It is anticipated that a stipulation of settlement will be filed with the Delaware Court of Chancery in or before March 2002. The proposed settlement, which does not involve any payment by AXA Financial, is subject to a number of conditions, including confirmatory discovery and approval, after a hearing, by the Delaware Court of Chancery.

        In April 2001, an amended class action complaint entitled Miller, et al.
        v. Mitchell Hutchins Asset Management, Inc., et al. was filed in Federal District Court in the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. ("AFD"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The allegations in the amended complaint concern six mutual funds with which Alliance has investment advisory agreements, including Premier Growth Fund, Alliance Health Care Fund, Alliance Growth Fund, Alliance Quasar Fund, Alliance Fund and Alliance Disciplined Value Fund. The amended complaint alleges principally that
        (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance and AFD, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Alliance and AFD believe that plaintiffs' allegations are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance and AFD are unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition.

        On December 7, 2001 a complaint entitled Benak v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Benak Complaint") was filed in Federal District Court in the District of New Jersey against Alliance and Alliance Premier Growth ("Premier Growth Fund") alleging violation of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the General Partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Plaintiff seeks recovery of fees paid by Premier Growth Fund to Alliance during the twelve months preceding the lawsuit. On December 21, 2001 a complaint entitled Roy v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Roy Complaint") was filed in Federal District Court in the Middle District of Florida, Tampa Divisions, against Alliance and Premier Growth Fund. The allegations and relief sought in the Roy Complaint are virtually identical to the Benak Complaint. On December 26, 2001 a compliant entitled Roffe v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Roffe Complaint") was filed in the Federal District Court in the District of New Jersey against Alliance and Premier Growth Fund. The allegations and relief sought in the Roffe Complaint are virtually identical to the Benak Complaint. On February 14, 2002, a complaint entitled Tatem v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Tatem Complaint") was filed in the Federal District Court in the District of New Jersey against Alliance and Premier Growth Fund. The allegations and relief sought in the Tatem Complaint are virtually identical to the Benak Complaint. Alliance believes the plaintiffs' allegations in the Benak Complaint, Roy Complaint, Roffe Complaint and Tatem Complaint are without merit and intends to vigorously defend against these allegations. At the present time Alliance's management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance's results of operations or financial condition.

        Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that (i) the settlement of the Brown, R.S.M., In re AXA Financial, Inc. Shareholders Litigation and the Uhrik litigations will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the matters previously reported and those described above, the Holding Company, the Company and their subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

        However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

16)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2002 and the four successive years are $114.6 million, $107.3 million, $112.9 million, $100.5 million, $84.4 million and $921.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2002 and the four successive years is $6.0 million, $4.6 million, $4.6 million, $4.6 million, $3.1 million and $21.1 million thereafter.

        At December 31, 2001, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2002 and the four successive years is $80.3 million, $86.8 million, $82.9 million, $77.0 million, $75.4 million and $601.6 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2002 and the three successive years are $4.9 million, $4.6 million, $2.7 million and $.9 million.

17)    INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $544.0 million during 2002. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2001, 2000 and 1999, the Insurance Group statutory net income totaled $547.7 million, $1,068.6 million and $547.0 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $6,100.4 million and $6,226.5 million at December 31, 2001 and 2000, respectively. In 2001, 2000 and 1999, respectively, $1.7 billion, $250.0 million and $150.0 million in dividends were paid to the Holding Company by Equitable Life.

        At December 31, 2001, the Insurance Group, in accordance with various government and state regulations, had $23.5 million of securities deposited with such government or state agencies.

        In 1998 the National Association of Insurance Commissioners ("NAIC") approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addressing areas where statutory accounting previously was silent and changing certain existing statutory positions. Equitable Life and EOC became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

        On December 27, 2000, an emergency rule was issued by the New York Insurance Department ("NYID"), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Equitable Life is required to prepare the Quarterly and Annual Statements and Audited financial statements in accordance with New York rules and regulations which are filed in all states. Differences between the New York regulations and Codification consist of the accounting for deferred taxes and goodwill.

        The implementation of Codification resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

        The NYID is currently expected to adopt Codification's accounting for deferred income taxes and goodwill effective in 2002. The impact of adopting the deferred tax accounting is estimated to be a $363.6 million decrease to surplus and capital stock at December 31, 2001.

        The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or EOC.

        The NYID requires quarterly disclosure reconciling both net income and capital and surplus between practices prescribed and permitted by the State of New York and the January 1, 2001 NAIC Accounting Practices and Procedures manual. The 2001 reconciliation for Equitable Life follows:

                                                                                    DECEMBER 31,
                                                                                       2001
                                                                                 -----------------
                                                                                   (IN MILLIONS)

        Net Income, State of New York basis ................................        $    543.7
        Prescribed Practices ...............................................              --
        Permitted Practices ................................................              --
                                                                                    ----------

        Net Income, NAIC Basis .............................................        $    543.7
                                                                                    ==========

        Statutory surplus and capital stock, State of New York basis .......        $  5,446.0
        Prescribed Practices:
            Deferred tax liability .........................................            (363.6)
        Permitted practices ................................................              --
                                                                                    ----------

        Statutory Surplus and Capital Stock, NAIC Basis ....................        $  5,082.4
                                                                                    ==========

        The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies;
        (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) Federal income taxes are generally accrued under SAP based upon revenues and expenses in the Federal income tax return while under GAAP deferred taxes provide for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                                  2001              2000              1999
                                                                               ----------        ----------        ----------
                                                                                               (IN MILLIONS)
        Net change in statutory surplus and
          capital stock ..............................................         $    104.1        $  1,321.4        $    848.8
        Change in asset valuation reserves ...........................             (230.2)           (665.5)             (6.3)
                                                                               ----------        ----------        ----------
        Net change in statutory surplus, capital stock
          and asset valuation reserves ...............................             (126.1)            655.9             842.5
        Adjustments:
          Future policy benefits and policyholders'
            account balances .........................................              278.7             262.6             (80.4)
          DAC ........................................................              458.5             469.1             198.2
          Deferred Federal income taxes ..............................             (354.8)           (127.3)           (154.3)
          Valuation of investments ...................................               67.9            (134.8)             21.5
          Valuation of investment subsidiary .........................           (1,507.9)            (29.2)           (133.6)
          Limited risk reinsurance ...................................               --                --               128.4
          Dividends paid to the AXA Financial ........................            1,700.0             250.0             150.0
          Capital contribution .......................................               --                --              (470.8)
          Stock option expense related to AXA's minority
            interest acquisition .....................................               --              (493.9)             --
          Other, net .................................................              135.8             448.8             253.8
          GAAP adjustments of Other Discontinued
            Operations ...............................................               (5.1)             54.3              51.3
                                                                               ----------        ----------        ----------
        Net Earnings of the Insurance Group ..........................         $    647.0        $  1,355.5        $    806.6
                                                                               ==========        ==========        ==========


                                                                                                DECEMBER 31,
                                                                               ----------------------------------------------
                                                                                  2001              2000              1999
                                                                               ----------        ----------        ----------
                                                                                               (IN MILLIONS)
        Statutory surplus and capital stock ..........................         $  5,446.0        $  5,341.9        $  4,020.5
        Asset valuation reserves .....................................              654.4             884.6           1,550.1
                                                                               ----------        ----------        ----------
        Statutory surplus, capital stock and asset
          valuation reserves .........................................            6,100.4           6,226.5           5,570.6
        Adjustments:
          Future policy benefits and policyholders'
            account balances .........................................           (1,120.7)         (1,399.4)         (1,662.0)
          DAC ........................................................            5,513.7           5,128.8           4,928.6
          Deferred Federal income taxes ..............................           (1,252.2)           (640.7)           (223.5)
          Valuation of investments ...................................              635.9             140.2            (717.3)
          Valuation of investment subsidiary .........................           (2,590.8)         (1,082.9)         (1,891.7)
          Limited risk reinsurance ...................................               --                --               (39.6)
          Issuance of surplus notes ..................................             (539.4)           (539.1)           (539.1)
          Other, net .................................................              942.6             776.2             501.5
          GAAP adjustments of Other Discontinued
            Operations ...............................................             (123.8)           (164.3)           (160.0)
                                                                               ----------        ----------        ----------
        Equity of the Insurance Group ................................         $  7,565.7        $  8,445.3        $  5,767.5
                                                                               ==========        ==========        ==========

18)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowments and domestic and foreign financial institutions, (b) private clients, including high net worth individuals, trusts and estates and charitable foundations, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $116.6 million, $153.2 million and $75.6 million for 2001, 2000 and 1999, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.


                                                          2001             2000          1999
                                                      ------------    ------------    -----------
                                                                      (IN MILLIONS)
        SEGMENT REVENUES:
        Insurance ...............................     $    4,763.3    $    4,681.9    $   5,179.4
        Investment Services .....................          2,994.4         4,672.5        2,163.8
        Consolidation/elimination ...............            (90.0)         (113.2)         (23.5)
                                                      ------------    ------------    -----------
        Total Revenues ..........................     $    7,667.7    $    9,241.2    $   7,319.7
                                                      ============    ============    ===========


        SEGMENT EARNINGS (LOSS) FROM CONTINUING
          OPERATIONS BEFORE FEDERAL INCOME
          TAXES AND MINORITY INTEREST:
        Insurance ...............................     $      707.5    $     (192.5)   $     555.7
        Investment Services .....................            585.4         2,778.0          754.2
                                                      ------------    ------------    -----------
        Total Earnings from Continuing Operations
           before Federal Income Taxes and
           Minority Interest ....................     $    1,292.9    $    2,585.5    $   1,309.9
                                                      ============    ============    ===========

                                                          2001             2000          1999
                                                      ------------    ------------    -----------
                                                                      (IN MILLIONS)
        ASSETS:
        Insurance ...............................     $   84,568.9    $   88,641.1    $  86,840.1
        Investment Services .....................         15,808.8        16,807.2       12,961.7
        Consolidation/elimination ...............            (94.4)          (57.1)          (8.9)
                                                      ------------    ------------    -----------
        Total Assets ............................     $  100,283.3    $  105,391.2    $  99,792.9
                                                      ============    ============    ===========

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2001 and 2000 are summarized below:

                                                                    THREE MONTHS ENDED

                                       -------------------------------------------------------------------------
                                          MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -------------      -------------       ------------         -------------
                                                                      (IN MILLIONS)
        2001
        Total Revenues................ $     2,023.1      $     1,898.6       $    1,804.8         $    1,941.2
                                       =============      =============       ============         ============

        Earnings from Continuing
          Operations.................. $       227.1      $       120.3       $      119.2         $      140.0
                                        =============      =============       ============         ============

        Net Earnings.................. $       233.6      $       118.5       $      118.7         $      176.2
                                       =============      =============       ============         ============
        2000
        Total Revenues................ $     1,898.9      $     1,954.5       $    1,982.9         $    3,404.9
                                       =============      =============       ============         ============
        Earnings from Continuing
          Operations.................. $       226.6      $       256.9       $       70.5         $      742.9
                                       =============      =============       ============         ============
        Net Earnings.................. $       221.7      $       255.4       $       70.5         $      807.9
                                       =============      =============       ============         ============

20)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Had compensation expense as related to options awarded under AXA Financial's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company, the Company's pro forma net earnings for 2001, 2000 and 1999 would have been $624.8 million, $1,627.3 million and $757.1 million, respectively.

        In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

        Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can issue options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

        Following completion of the merger of AXA Merger with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights ("SARs") and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the SARs is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded a reduction in the SARs liability of $63.2 million for 2001, reflecting the variable accounting for the SARs, based on the change in the market value of AXA ADRs for the period ended December 31, 2001.

        The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2001, 2000 and 1999 follow:


                                       HOLDING COMPANY                           ALLIANCE
                           -----------------------------------------   ------------------------------
                             2001(1)          2000         1999          2001      2000       1999
                           -------------  ------------- ------------   -------------------- ---------

        Dividend yield....    1.52%          0.32%         0.31%         5.80%     7.20%     8.70%

        Expected
          volatility......     29%            28%           28%           33%       30%       29%

        Risk-free interest
          rate............    4.98%          6.24%         5.46%         4.5%      5.90%     5.70%

        Expected life
          in years........      5              5             5            7.2       7.4        7

        Weighted average
          fair value per
          option at
          grant-date......    $9.42          $11.08       $10.78         $9.23     $8.32     $3.88

        (1) Beginning in 2001, the option pricing assumptions reflect options granted by the Holding Company representing rights to acquire AXA ADRs.

        A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2001. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:



                                                       HOLDING COMPANY                         ALLIANCE
                                             ------------------------------------   --------------------------------
                                                  Common
                                                   Stock            Weighted                           Weighted
                                                    and             Average                            Average
                                                  AXA ADRs          Exercise            Units          Exercise
                                               (In Millions)         Price          (In Millions)       Price
                                             -------------------  ---------------   -------------- -----------------
        Holding Company Option Shares:
        Balance as of
          December 31, 1998................       21.4              $22.00               12.3          $14.92
          Granted..........................        4.3              $31.70                2.0          $30.18
          Exercised........................       (2.4)             $13.26               (1.5)         $ 9.51
          Forfeited........................        (.6)             $24.29                (.3)         $17.79
                                             -------------------                    --------------

        Balance as of
          December 31, 1999................       22.7              $24.60               12.5          $17.95
          Granted..........................        6.5              $31.06                4.7          $50.93
          Exercised........................       (4.5)             $18.57               (1.7)         $10.90
          Forfeited........................       (1.2)             $26.15                (.1)         $26.62
                                             -------------------                    --------------

        Balance as of
          December 31, 2000................       23.5              $27.20               15.4          $28.73
                                             ===================  ==============

        AXA ADR Option Shares:
        Balance as of January 2, 2001......       18.3              $21.65
          Granted..........................       17.0              $31.55                2.5          $50.34
          Exercised........................       (2.2)             $11.57               (1.7)         $13.45
          Forfeited........................       (3.1)             $32.02                (.3)         $34.33
                                             -------------------                    --------------

        Balance as of
          December 31, 2001................       30.0              $26.89               15.9          $33.58
                                             ===================                    ==============

        Information about options outstanding and exercisable at December 31, 2001 follows:



                                            Options Outstanding                            Options Exercisable
                             ---------------------------------------------------   -------------------------------------
                                                   Weighted
                                                    Average         Weighted                               Weighted
              Range of             Number          Remaining        Average             Number              Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
               Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
        --------------------------------------- ---------------- ---------------   ------------------   ----------------
              AXA ADRs
        ----------------------
        $ 6.325  - $ 9.01            1.9               2.25           $ 6.75              1.9                $ 6.75
        $10.195  - $14.30            2.2               5.69           $13.32              2.2                $13.34
        $15.995  - $22.84            5.2               7.29           $18.87              4.4                $18.74
        $26.095  - $33.025          15.7               6.58           $30.97              2.6                $26.78
        $36.03                       5.0               7.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
        $ 6.325  - $36.03           30.0               6.51           $26.89             16.1                $23.24
                              =================                                    ==================

              Alliance
        ----------------------
        $   7.97 - $18.78            4.7               4.20           $12.92              4.3                $12.48
        $  22.50 - $27.31            2.5               6.94           $26.29              1.4                $26.30
        $  30.25 - $46.78            1.7               7.93           $30.30               .6                $30.25
        $  48.50 - $50.56            4.9               9.18           $49.36               .5                $48.50
        $  51.10 - $58.50            2.1               8.95           $53.78               .5                $53.75
                              -----------------                                    ------------------
        $   7.97 - $58.50           15.9               7.20           $33.57              7.3                $21.42
                              =================                                    ==================

        The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over a period of up to ten years.

        In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2001, approximately
        12.4 million Alliance Holding units of a maximum 40.0 million units were subject to options granted and 25,500 Alliance Holding units were subject to awards made under this plan.

21)     RELATED PARTY TRANSACTIONS

        Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $19.1 million and $16.0 million, respectively, for 2001 and 2000.

        The Company paid $590.5 million and $678.9 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2001 and 2000. The Company charged AXA Distribution's subsidiaries $522.6 million and $395.0 million, respectively, for their applicable share of operating expenses for 2001 and 2000, pursuant to the Agreements for Services.

        In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain cost sharing and servicing agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA totaled approximately $12.7 million in 2001.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2001               2000               1999
                                                            -----------------   ----------------  ------------------
                                                                                 (IN MILLIONS)
       Investment advisory and services fees..............   $     1,088.2       $     1,021.8     $       895.8
       Distribution revenues..............................           544.6               621.6             441.8
       Shareholder servicing fees.........................            87.2                85.6              62.3
       Other revenues.....................................            11.0                11.6               9.9
       Brokerage..........................................             9.0                 1.7               --


22)      PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

        Assuming the Bernstein acquisition had occurred on January 1, 1999, revenues for the Company would have been $8.79 billion and $7.05 billion for 2000 and 1999, respectively, on a pro forma basis. The impact of the acquisition on net earnings on a pro-forma basis would not have been material.

        This pro forma financial information does not necessarily reflect the results of operations that would have resulted had the Bernstein acquisition actually occurred on January 1, 1999, nor is the pro forma financial information necessarily indicative of the results of operations that may be achieved for any future period.

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

 (a)      Financial Statements included in Part B.

 The following are included in the Statement of Additional
 Information relating to the American Dental Association
 Program:

  1.      Separate Account Nos., 4 (Pooled), 191 and 200
          (The Growth Equity, ADA Foreign and Aggressive
          Equity Accounts):
          -Report of Independent Accountants - PricewaterhouseCoopers LLP



  2.      Separate Account No. 4 (Pooled):
          - Statement of Assets and Liabilities, December 31, 2001
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 2001 and 2000
          - Portfolio of Investments, December 31, 2001
          - Notes to Financial Statements

  3.      Separate Account No. 191:
          - Statement of Assets and Liabilities, December 31, 2001
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 2001 and 2000

  4.      Separate Account No. 200:
          -  Statement of Assets and Liabilities
          - Statement of Operations and Changes in Net Assets for the Years Ended December 31, 2001 and 2000

  5.      Separate Account No. 206:
          -  Report of Independent Accountants - PricewaterhouseCoopers LLP
          -  Statements of Assets and Liabilities, December 31, 2001
          -  Statements of Operations for the Year Ended December 31, 2001
          - Statement of Changes in Net Assets for the Years Ended December 31, 2001
          -  Notes to Financial Statements


  6.      Separate Account Nos. 191 and 200:
          -  Notes to Audited Financial Statements


  7.      Separate Account No. 30 (Pooled):
          -  Report of Independent Accountants - PricewaterhouseCoopers LLP
          -  Statement of Assets and Liabilities, December 31, 2001
          - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 2001 and 2000

          - Statements of Cash Flows for the Years Ended December 31, 2001 and 2000,
          -  Statement of Investments and Net Assets, December 31, 2001
          -  Notes to Financial Statements

  8.      Separate Account No. 8 (Prime Property Fund):
          -  Report of Independent Accountants - PricewaterhouseCoopers LLP
          -  Statement of Assets and Liabilities, December 31, 2001
          - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 2001 and 2000
          - Statements of Cash Flows for the Years Ended December 31, 2001 and 2000
          -  Notes to Financial Statements

  9.      Schedule X:
          -  Supplementary Income Statement Information, December 31, 2001 and
             2000

 10.      Schedule XII:
          -  Mortgage Loans Receivable on Real Estate, December 31, 2001 and
             2000

 11.      The Equitable Life Assurance Society of the United States:
          -  Report of Independent Accountants - PricewaterhouseCoopers LLP
          -  Consolidated Balance Sheets, December 31, 2001 and 2000
          - Consolidated Statements of Earnings for the Years Ended December 31, 2001, 2000 and 1999
          - Consolidated Statements of Equity for the Years Ended December 31, 2001, 2000 and 1999
          - Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999



 (b)      Exhibits.


 The following Exhibits are filed herewith:


  1. (a) Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of Equitable's Separate Account Nos. 4, 30, and
          191, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.

     (b) Resolutions of the Board of Directors of The Equitable authorizing the establishment of Equitable's Separate Account 200, dated September 5, 1995, incorporated by reference to Exhibit 1(b) to Registration Statement No.333-50967, filed February 5, 1999.

     (c) Action, dated April 6, 1999 regarding the establishment of Separate Account 206, dated April 6, 1999 pursuant to Resolution Nos. 21-69, B46-70, B42-84 and B57-91, previously filed with this Registration Statement, File No. 333-77117, on October 25, 1999.


  2.      Not Applicable.


  3. (a) Distribution and Servicing Agreement among Equico Securities, Inc., (now AXA Advisors, LLC) Equitable and Equitable Variable dated as of May 1, 1994, incorporated by reference to Exhibit No. 3(c) to Registration Statement No. 2-74667 filed on Form N-4 on April 4, 1995.

     (b) Participation Agreement among EQ Advisors Trust, The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. (now AXA Advisors, LLC), dated as of the 14th day of April 1997, incorporated by reference to the Registration Statement of EQ Advisors Trust (File No. 333-17217) on Form N-1A, filed August 28, 1997.

                 4.      (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100,
                               as amended and restated effective February 1, 1991 on contract Form No. APC 1,000- 91, among the Trustees of the American Dental Association
                               Members Retirement Trust, the American Dental
                               Association Members Pooled Trust for Retirement
                               Plans and The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                               Registration Statement 33-40162, filed December
                               20, 1991.

                         (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                         (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                         (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

                         (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement

                               Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

                         (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

                         (g) Form of Rider No. 6 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement No. 33-63113 on September 29, 1995.

                         (h) Form of Rider No. 7 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 33-63113 on Form N-4 of Registrant, filed on November 21, 1995.

                         (i) Form of Rider No. 8 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-01301 on Form N-4 of Registrant filed April 30, 1996.

                         (j) Form of Rider No. 9 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration Statement No. 333-25807 on form N-4, filed on April 24, 1997.

                  5.     (a)   Exhibit 7(a) (Form of Participation Agreement
                               for the standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                               Registration Statement on Form S-1 of
                               Registrant, filed April l6, 1986.

                         (b) Exhibit 7(b) (Form of Participation Agreement for the nonstandardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

                         (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement
                               Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                         (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 2l, l987.

                         (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal

                              Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (f)   Exhibit 7(w) (Form of Non-Standardized
                              Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post- Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.


                        (h) Buy-Sell Agreement by and among the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans, The Equitable Life Assurance Society of the United States, Templeton Funds, Inc. and Templeton Funds Distributor, Inc., incorporated by reference to Registration Statement No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                        (i) Amended and Restated Buy-Sell Agreement effective April 17, 1995 between The Equitable Life Assurance Society of the United States and Franklin Templeton Distributors, Inc., incorporated by reference to Registration Statement No. 33-91588 on From N-3 of Registrant, filed April 28, 1995.



                 6.     (a)   Copy of the Restated Charter of The Equitable
                              Life Assurance Society of the United States, as amended January 1, 1997, incorporated by reference to Registration No. 333-25807 on Form
                              N-4, filed April 24, 1997.

                        (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Registration No. 333-25807 on Form N-4, filed April 24, 1997.

                 7.     Not applicable

                 8.     (a)   Exhibit 11(a)(2) (Form of American Dental
                              Association Members Retirement Plan, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                              Registrant, filed April 26, 1989.

                        (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                         (d) Exhibit 11(o) (Copy of Administration Services Agreement, dated May 1, 1994, among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and the Council of Insurance of the American Dental Association), incorporated by reference to Registration Statement No. 33-75614 on Form N-3 of Registrant, filed February 23, 1994.

                         (e)   Exhibit 11(j) (Copy of American Dental
                               Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed December 20, 1991.

                         (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                               1984), incorporated by reference to
                               Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                  9.     (a)   Opinion and Consent of Anthony A. Dreyspool,
                               Vice President and Associate General Counsel of
                               The Equitable Life Assurance Society of the
                               United States incorporated by reference to Registration Statement No. 333-25807, filed
                               April 24, 1997.

                         (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of the Equitable Life Assurance Society of the United States, previously filed with this Registration Statement on Form N-4, File No. 333-50967 on April 24, 1998.

                         (c) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel of The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement, File No. 333-77117 on April 27, 1999.

                         (d) Opinion and Consent of Robin Wagner, Vice President and Counsel incorporated by reference to Registration Statement File No. 333-59606, filed on April 26, 2001.

                         (e)   Opinion and Consent of Robin Wagner,
                               Vice President and Counsel.

                  10.    (a)   Consent of Anthony A. Dreyspool (included within
                               Exhibit 9(a) above).

                         (b)   Consent of Mary P. Breen, (included within
                               Exhibit 9 (b) above).

                         (c)   Consent of Mary Joan Hoene (included within
                               Exhibit 9(c) above).

                         (d) Consent of Robin Wagner (included within Exhibit No. 9 (d) above).

                         (e) Consent of Robin Wagner (included within Exhibit No. 9(e)

                         (f)   Consent of PricewaterhouseCoopers LLP.

                         (g) Powers of Attorney, incorporated by reference to Exhibit No. 10(e) to Registration Statement File No. 333-77117, filed on April 26, 2000.

                         (h) Power of Attorney of Claus-Michael Dill incorporated by reference to Registration Statement File No. 333-59606, filed on April 26, 2001.

                         (i) Power of Attorney for Christopher M. Condron incorporated herein by reference to the Registration Statement on Form N-4, (File No. 333-61380) filed on May 22, 2001.

                         (j)   Power of Attorney for Bruce W. Calvert
                               incorporated herein by reference to Exhibit 23(f) to the Registration Statement on Form N-4, (File No. 333-67876), filed on August 17, 2001.


                  11.    Not applicable.

                  12.    Not applicable.

                  13.    Not applicable.

                  14.    Not Applicable.

Item 25: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.


                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management
Corporation
1345 Avenue of the Americas
New York, N.Y. 10105


Francoise Colloc'h                          Director
AXA
25, Avenue Matignon
75008 Paris, France

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France


Claus-Michael Dill                          Director
AXA Konzern AG
Gereonsdriesch 9-11
50670 Cologne, Germany


Joseph L. Dionne                            Director
198 Wilton Road
New Canaan, CT 06840


Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Aventis
46 quai de la Rapee
75601 Paris Cedex 12
France

Norman C. Francis                           Director
Xavier University of Louisiana
1 Drexel Drive
New Orleans, LA 70125

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                             Director
Harris Corporation
1025 W. NASA Boulevard
Melbourne, FL 32919


John H.F. Haskell Jr.                      Director
UBS Warburg LLC
535 Madison Avenue
New York, NY 10028

Mary R. (Nina) Henderson                    Director
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
77 King Street West
Toronto, M5K 1K2,
Canada

George T. Lowy                              Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------


Didier Pineau-Valencienne                   Director
Credit Suisse First Boston 64,
rue de Miromesmil 75008
Paris, France


George J. Sella, Jr.                        Director
P.O. Box 397
Newton, NJ 07860

Peter J. Tobin                              Director
St. John's University
8,000 Utopia Parkway
Jamaica, NY 11439




OFFICER-DIRECTORS
-----------------



Christopher M. Condron                      Chairman of the Board,
                                            Chief Executive Officer
                                            and Director

* Stanley B. Tulin                          Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy Chief
                                            Information Officer


*Harvey Blitz                               Senior Vice President


*Kevin R. Byrne                             Senior Vice President and Treasurer


*Selig Ehrlich                              Executive Vice President
                                            and Chief Actuary


*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel


*Alvin H. Fenichel                          Senior Vice President and
                                            Controller


Jennifer Blevins                            Executive Vice President


MaryBeth Farrell                            Executive Vice President


John Lefferts                               Executive Vice President and
                                            President of Retail Distribution


William (Alex) MacGillivray                 Executive Vice President


Deanna Mulligan                             Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor


*James D. Goodwin                           Vice President


*Edward J. Hayes                            Senior Vice President


*Donald R. Kaplan                           Senior Vice President and Chief
                                            Compliance Officer and Associate
                                            General Counsel


William I. Levine                           Executive Vice President and
                                            Chief Information Officer


*Richard J. Matteis                         Executive Vice President


*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer


*Anthony C. Pasquale                        Senior Vice President


*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel


*Richard V. Silver                          Executive Vice President and
                                            General Counsel


*Naomi J. Weinstein                         Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.


         Separate Account Nos. 4, 8, 30, 191, 200, and 206 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").


         AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                                    AXA GROUP

                   CONSOLIDATED COMPANIES AS AT JUNE 30, 2000

     ACTIVITY           COUNTRY             CONSOLIDATED COMPANY                         SHAREHOLDERS                      OWNERSHIP

FINANCIAL SERVICES     AUSTRALIA        NATIONAL MUTUAL FUND MANAGEMENT         AXA ASIA PACIFIC HOLDINGS LIMITED            100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA INVESTMENT MANAGERS BRUSSELS        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE NON VIE                      33.03
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE                              66.97
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA BANK BELGIUM                               0.10
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA        99.90
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE NON VIE                       1.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE                               2.15
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA                                           47.31
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA CORPORATE SOLUTIONS                        0.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ASSURANCES IARD                           14.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA KONZERN AG                                 6.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 DIRECT ASSURANCES IARD                         0.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA LEVEN NV                                   1.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 NATIONAL MUTUAL FUND MANAGEMENT                3.77
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA UK PLC                                    17.05
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA COURTAGE IARD                              0.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA CONSEIL VIE                               50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA ASSURANCES VIE                            50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                 99.99
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA INVESTMENT MANAGERS                        0.01
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA MULTIMANAGER LIMITED                      99.93
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA CREDIT                              COMPAGNIE FINANCIERE DE PARIS                 65.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                           21.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                0.92
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                 51.07
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        JOUR FINANCE                                  20.63
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA COURTAGE IARD                              2.53
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA BANQUE                              COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                           19.51
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA COURTAGE IARD                              8.20
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                          100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS                       99.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DES TUILERIES                    COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS                       98.84
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS PARIS                  1.16
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PRIVATE               50.48
   & REAL ESTATE                                                                  EQUITY EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE MANAGEMENT INVESTMENT   AXA REAL ESTATE INVESTMENT MANAGERS SA        99.96
   & REAL ESTATE                          MANAGERS
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE INVESTMENT MANAGERS SA  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA INVESTMENT MANAGERS                       85.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA TRUST GMBH                          SUN LIFE DEUTSCHLAND LIMITED                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                               100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA VERSICHERUNG                              14.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA        86.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                66.67
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA LEBEN                                     33.01
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA ASSET MANAGEMENT LTD                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS GS              AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS LIMITED         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA REAL ESTATE INVESTMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          MANAGERS LTD
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS                       66.67
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LTD                      33.33
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE DEUTSCHLAND LIMITED            AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL SERVICES LIMITED        AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE MANAGEMENT LIMITED             SUN LIFE GLOBAL MANAGEMENT LIMITED           100.00
   & REAL ESTATE                          ISLE OF MAN
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HK SAR         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HONG KONG       AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HUNGARY          AXA BIZTOSITO PENSION FUND              AXA KONZERN AG (Austria)                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS                       99.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                              1.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          ITALIA
FINANCIAL SERVICES     JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     SPAIN            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          IBERICA
FINANCIAL SERVICES     THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA GLOBAL STRUCTURED PRODUCT           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS HOLDINGS INC.   AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS NEW YORK        AXA INVESTMENT MANAGERS ROSE                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS PRIVATE         AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EQUITY F
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS                       90.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.          10.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                  50.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       THE EQUITABLE LIFE ASSURANCE SOCIETY          74.91
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       AXA FINANCIAL INC.                            25.09
   & REAL ESTATE
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA EQUITY & LAW LIFE ASSURANCE SOCIETY        8.90
   BUSINESSES
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA                                           42.10
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA LEBEN                                     10.05
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA VERSICHERUNG                              89.95
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          ROYALE BELGE INTERNATIONAL              ROYALE BELGE INVESTISSEMENT                  100.00
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA CORPORATE SOLUTION ASSURANCE               6.21
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA                                           84.28
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA COURTAGE IARD                              5.41
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    VINCI BV                                       4.07
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA CHINA REGION LIMITED                      49.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA                                           51.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA PARTICIPATION II                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INVESTMENT MANAGERS                        2.33
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INSURANCE HOLDING JAPAN                    4.21
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE NON VIE                       3.45
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE                               4.24
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA                                           20.17
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA CORPORATE SOLUTIONS                        3.27
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA KONZERN AG                                14.28
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA FRANCE ASSURANCE                          20.03
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA                                           99.77
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA ASSURANCES IARD                            0.22
   BUSINESSES
HOLDINGS & MISC.       FRANCE           COLISEE EXCELLENCE                      AXA PARTICIPATION II                         100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA CONSEIL VIE                               60.47
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA ASSURANCES IARD                           39.53
   BUSINESSES
HOLDINGS & MISC.       FRANCE           MOFIPAR                                 AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA FRANCE ASSURANCE                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          AXA                                           25.49
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          KOLNISCHE VERWALTUNGS                         25.63
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          VINCI BV                                      39.73
   BUSINESSES
HOLDINGS & MISC.       GERMANY          GRE CONTINENTAL EUROPE HOLDING GMBH     AXA KONZERN AG                               100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA                                            8.83
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA KONZERN AG                                23.02
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   VINCI BV                                      67.72
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA EQUITY & LAW PLC                    AXA                                           99.94
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    GUARDIAN ROYAL EXCHANGE PLC             AXA UK PLC                                   100.00
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA EQUITY & LAW PLC                          21.70
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA                                           78.30
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA CONSEIL VIE                                1.76
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA                                           98.24
   BUSINESSES
HOLDINGS & MISC.       JAPAN            AXA INSURANCE HOLDING JAPAN             AXA                                           96.42
   BUSINESSES


     ACTIVITY                COUNTRY               CONSOLIDATED COMPANY                  SHAREHOLDERS                      OWNERSHIP

HOLDINGS & MISC.          LUXEMBOURG          AXA LUXEMBOURG SA                    AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          MOROCCO             AXA ONA                              AXA                                        51.00
   BUSINESSES
HOLDINGS & MISC.          SINGAPORE           AXA INSURANCE INVESTMENT HOLDING     AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          SPAIN               AXA AURORA                           AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     GELDERLAND                           AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE NON VIE                   17.29
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE                           21.24
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     GELDERLAND                                 38.94
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     ROYALE BELGE INTERNATIONAL                 12.77
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA HOLDINGS BELGIUM                        4.11
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA VERZEKERINGEN                    AXA NEDERLAND BV                          100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     VINCI BV                             AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          TURKEY              AXA OYAK HOLDING AS                  AXA                                        50.00
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA EQUITY & LAW LIFE ASSURANCE SOCIETY     4.09
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA                                        92.48
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS                     2.95
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   SOCIETE BEAUJON                             0.44
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS REINSURANCE CY      0.03
   BUSINESSES
INSURANCE & REINSURANCE   AUSTRALIA           AUSTRALIAN CASUALTY INSURANCE        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                PTY LTD
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL HEALTH INSUR PY      AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                LIMITED
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL INTERNATIONAL        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL FINANCIAL SERVICES   AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA VERSICHERUNG                     AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA LEBEN                            AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     AXA HOLDINGS BELGIUM                       99.58
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     UAB                                         0.42
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA ROYALE BELGE NON VIE                    0.05
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA HOLDINGS BELGIUM                       99.95
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE                  AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE VIE              AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             UAB NON VIE                          AXA HOLDINGS BELGIUM                      100.OO
INSURANCE & REINSURANCE   CANADA              AXA CS ASSURANCE CANADA              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   CANADA              AXA CANADA                           AXA                                       100.00
INSURANCE & REINSURANCE   CHINA               AXA MINMETALS ASSURANCE CO LTD       AXA CHINA                                  51.00
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTION ASSURANCE     AXA CORPORATE SOLUTIONS                    98.49
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL VIE                      AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              ARGOVIE                              AXA COLLECTIVES                            94.03
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA                                        94.97
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA ASSURANCES IARD                         2.72
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA FRANCE ASSURANCE                        0.10
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COURTAGE IARD                           2.20
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COLLECTIVES                             0.02
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES IARD                  AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CORPORATE SOLUTIONS                    65.83
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CESSIONS                               13.17
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA FRANCE ASSURANCE                       88.87
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA COLLECTIVES                            11.13
INSURANCE & REINSURANCE   FRANCE              C.G.R.M. MONTE-CARLO                 AXA CORPORATE SOLUTIONS                    99.99
INSURANCE & REINSURANCE   FRANCE              JURIDICA                             AXA FRANCE ASSURANCE                       98.51
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES IARD               AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES VIE                AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              NATIO ASSURANCES                     AXA ASSURANCES IARD                        50.00
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA ASSURANCES IARD                         0.16
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA FRANCE ASSURANCE                       39.91
INSURANCE & REINSURANCE   FRANCE              AXA ASSISTANCE                       AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              SPS RE                               AXA CORPORATE SOLUTIONS                    69.94
INSURANCE & REINSURANCE   FRANCE              AXA CESSIONS                         AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   FRANCE              SAINT GEORGES RE                     AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL IARD                     AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA COURTAGE IARD                    AXA FRANCE ASSURANCE                       99.65
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA ASSURANCES IARD                         3.69
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA FRANCE ASSURANCE                       95.71
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA KONZERN AG                             47.81
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA VERSICHERUNG                           52.19
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     AXA KONZERN AG                             74.41
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     GRE CONTINENTAL EUROPE HOLDING GMBH        25.59
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA KONZERN AG                             52.69
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA LEBEN                                  46.71
INSURANCE & REINSURANCE   GERMANY             AXA ART                              AXA KONZERN AG                            100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ACS ASSURANCE UK BRANCH              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA EQUITY & LAW LIFE ASSURANCE      AXA SUN LIFE                              100.00
                                                SOCIETY
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA INSURANCE UK                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA SUN LIFE                         AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK HOLDING PLC                   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       E_BUSINESS AXA UK                    AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       THE ROYAL EXCHANGE ASSURANCE PLC     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA GLOBAL RISKS (U.K.) LTD          AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK                               AXA                                       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP GROUP PLC                        GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA PPP HEALTHCARE LTD               AXA INSURANCE UK                          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP LIFETIMECARE                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA REINSURANCE UK PLC               AXA UK HOLDING PLC                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ENGLISH & SCOTTISH                   AXA UK                                    100.00
INSURANCE & REINSURANCE   HONG KONG           AXA CHINA REGION LIMITED             NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA                                        17.50
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA INSURANCE INVESTMENT HOLDING           82.50
INSURANCE & REINSURANCE   HONG KONG           AXA GENERAL INSURANCE HK             AXA                                       100.00
INSURANCE & REINSURANCE   HUNGARY             AXA BIZTOSITO                        AXA KONZERN AG (AUSTRIA)                  100.00
INSURANCE & REINSURANCE   IRELAND             GUARDIAN PMPA GROUP LTD              GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   ITALY               AXA INTERLIFE                        AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA ITALIA S.P.A                           98.12
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA COLLECTIVES                             1.88
INSURANCE & REINSURANCE   ITALY               UAP VITA                             AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   JAPAN               AXA GROUP LIFE JAPAN                 AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA LIFE JAPAN                       AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA NON LIFE INSURANCE CO LTD        AXA                                       100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE LUXEMBOURG             AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE. VIE LUXEMBOURG        AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          CREALUX                              AXA HOLDINGS BELGIUM                      100.00
INSURANCE & REINSURANCE   LUXEMBOURG          FUTUR RE                             AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA INSURANCE UK                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA PORTUGAL COMPANHIA DE SEGUROS           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA VERSICHERUNG                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA ASSICURAZIONI                           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA AURORA IBERICA                         10.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            ROYALE BELGE INVESTISSEMENT                20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            SAINT GEORGES RE                           20.00
INSURANCE & REINSURANCE   MOROCCO             AXA ASSURANCE MAROC                  AXA ONA                                    99.99
INSURANCE & REINSURANCE   MOROCCO             EPARGNE CROISSANCE                   AXA ASSURANCE MAROC                        99.59
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CORPORATE SOLUTION ASSURANCE            9.07
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA PORTUGAL SEGUROS VIDA                   2.15
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                             5.37
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                        83.02
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                            87.63
                                                DE VIDA SA
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                         7.46
                                                DE VIDA SA
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA                                        25.77
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA INSURANCE INVESTMENT HOLDING           74.23
INSURANCE & REINSURANCE   SINGAPORE           AXA LIFE SINGAPOUR                   NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   SINGAPORE           AXA CORPORATE SOLUTIONS. ASIA        AXA CORPORATE SOLUTIONS                   100.00
                                                PACIFIC PRIVATE LTD
INSURANCE & REINSURANCE   SPAIN               AXA AURORA VIDA DE SEGUROS Y         AXA AURORA                                 99.68
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA VIDA                            12.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA IBERICA                         88.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               HILO DIRECT SA DE SEGUROS Y          AXA AURORA                                 50.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AXA AURORA IBERICA                   AXA AURORA                                 99.68

     ACTIVITY                COUNTRY                 CONSOLIDATED COMPANY            SHAREHOLDERS                          OWNERSHIP

INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCES             AXA                                        99.95
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA                                        94.99
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA COMPAGNIE D'ASSURANCES                  5.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA LEVEN NV                           AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   UNIROBE GROEP                          AXA NEDERLAND BV                          100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA SCHADE                             AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA ZORG NV                            AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK HAYAT SIGORTA                 AXA OYAK HOLDING AS                       100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK SIGORTA                       AXA OYAK HOLDING AS                        70.92
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTION INSURANCE CO    AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                                                                     CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORP. SOLUTIONS PROPERTY           AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                              & CASUALTY                             CY
INSURANCE & REINSURANCE   UNITED STATES     AXA AMERICA CORPORATE SOLUTIONS, INC   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   UNITED STATES     THE EQUITABLE LIFE ASSURANCE SOCIETY   AXA FINANCIAL INC.                        100.00
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS REINSURANCE    AXA AMERICA CORPORATE SOLUTIONS, INC      100.00
                                              CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS AMERICA INS.   AXA CORPORATE SOLUTIONS PROPERTY          100.00
                                              CY                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS LIFE           AXA CORPORATE SOLUTIONS REINSURANCE CY    100.00
                                              REINSURANCE COMPANY

SUBSIDIARY ORGANIZATION CHART- 2002                                                                                         03/07/02
-----------------------------------
      LAST UPDATED: 2/5/02                                                                  State of     State of
                                                                             Type of       Incorp. or    Principal    Federal
                                                                            Subsidiary      Domicile     Operation   Tax ID #
                                                                            ----------      --------     ---------   ---------

------------------------------------------------------------------------------------------------------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                        DE           NY      13-3623351
------------------------------------------------------------------------------------------------------------------------------------
   Frontier Trust Company, FSB  (Note 7)                                                       ND           ND      45-0373941
   ---------------------------------------------------------------------------------------------------------------------------------
   AXA Client Solutions, LLC   (Note 2)                                                        DE           NY      52-2197822
   ---------------------------------------------------------------------------------------------------------------------------------
   AXA Distribution Holding Corporation                                                        DE           NY      13-4078005
   ---------------------------------------------------------------------------------------------------------------------------------
      AXA Advisors, LLC     (Note 5)                                                           DE           NY      13-4071393
      ------------------------------------------------------------------------------------------------------------------------------
      AXA Network, LLC     (Note 6)                                         Operating          DE           NY      06-1555494
      ------------------------------------------------------------------------------------------------------------------------------
         AXA Network of Alabama, LLC                                        Operating          AL           AL      06-1562392
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network of Connecticut, Maine and New York, LLC                Operating          DE           NY      13-4085852
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of Massachusetts, LLC                 Operating          MA           MA      04-3491734
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network of Nevada, Inc.                                        Operating          NV           NV      13-3389068
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network of Puerto Rico, Inc.                                   Operating         P.R.         P.R.     66-0577477
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of of Texas, Inc.                     Operating          TX           TX      75-2529724
         ---------------------------------------------------------------------------------------------------------------------------
      Paramount Planners, LLC                                               Operating          DE           NY      06-1602479
      ------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States  (Note 2)*     Insurance          NY           NY      13-5570651
   ---------------------------------------------------------------------------------------------------------------------------------
      The Equitable of Colorado, Inc.*                                      Insurance          CO           CO      13-3198083
      ------------------------------------------------------------------------------------------------------------------------------
      Equitable Deal Flow Fund, L.P.                                        Investment         DE           NY      13-3385076
      ------------------------------------------------------------------------------------------------------------------------------
         Equitable Managed Assets, L.P.                                     Investment         DE           NY      13-3385080
         ---------------------------------------------------------------------------------------------------------------------------
      Real Estate Partnership Equities (various)                            Investment         **                        -
      ------------------------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC  (Notes 3 & 4)                                   HCO             NY           NY      22-2766036
      ------------------------------------------------------------------------------------------------------------------------------
         See Attached Listing A
         ---------------------------------------------------------------------------------------------------------------------------
      ACMC, Inc.     (Note 4)                                                  HCO             DE           NY      13-2677213
      ------------------------------------------------------------------------------------------------------------------------------
      Wil-Gro, Inc                                                          Investment         PA           PA      23-2702404
      ------------------------------------------------------------------------------------------------------------------------------
      STCS, Inc.                                                            Investment         DE           NY      13-3761592
      ------------------------------------------------------------------------------------------------------------------------------
      Fox Run, Inc.                                                         Investment         MA           NY      23-2762596
      ------------------------------------------------------------------------------------------------------------------------------
      FTM Corp.                                                             Investment         MD           MD      13-3778225
      ------------------------------------------------------------------------------------------------------------------------------
      EVSA, Inc.                                                            Investment         DE           PA      23-2671508
      ------------------------------------------------------------------------------------------------------------------------------
      Equitable Rowes Wharf, Inc.                                           Investment         MA           MA      04-3272826
      ------------------------------------------------------------------------------------------------------------------------------
      ELAS Realty, Inc.                                                     Investment         DE           GA      58-2271596
      ------------------------------------------------------------------------------------------------------------------------------
      Prime Property Funding II, Inc.                                       Operating          DE           NY      13-3961599
      ------------------------------------------------------------------------------------------------------------------------------
      Sarasota Prime Hotels, LLC                                            Investment         FL           GA      58-2330533
      ------------------------------------------------------------------------------------------------------------------------------
      ECLL, Inc.                                                            Investment         MI           GA      58-2377569
      ------------------------------------------------------------------------------------------------------------------------------





                                                                           Number of        Parent's
                                                                            Shares         Percent of              Comments
                                                                             Owned         Ownership       (e.g., Basis of Control)
                                                                           ---------       ---------       ------------------------

AXA Financial, Inc.  (Notes 1 & 2)   **
------------------------------------------------------------------------------------------------------------------------
   Frontier Trust Company, FSB  (Note 7)                                        1,000       100.00%
   ---------------------------------------------------------------------------------------------------------------------
   AXA Client Solutions, LLC   (Note 2)                                                     100.00%
   ---------------------------------------------------------------------------------------------------------------------
   AXA Distribution Holding Corporation                                            -        100.00%
   ---------------------------------------------------------------------------------------------------------------------
      AXA Advisors, LLC     (Note 5)                                               -        100.00%
      ------------------------------------------------------------------------------------------------------------------
      AXA Network, LLC     (Note 6)                                                -        100.00%
      ------------------------------------------------------------------------------------------------------------------
         AXA Network of Alabama, LLC                                               -        100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network of Connecticut, Maine and New York, LLC                       -        100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of Massachusetts, LLC                        -        100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network of Nevada, Inc.                                                        100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network of Puerto Rico, Inc.                                                   100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of of Texas, Inc.                                     100.00%
         --------------------------------------------------------------------------------------------------------------
      Paramount Planners, LLC                                                      -        100.00%
      ------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States  (Note 2)*     2,000,000       100.00%         NAIC # 62944
   ---------------------------------------------------------------------------------------------------------------------
     The Equitable of Colorado, Inc.*                                       1,000,000       100.00%         NAIC # 62880
      ------------------------------------------------------------------------------------------------------------------
      Equitable Deal Flow Fund, L.P.                                              -               -         G.P & L.P.
      ------------------------------------------------------------------------------------------------------------------
         Equitable Managed Assets, L.P.                                           -               -         G.P.
         ---------------------------------------------------------------------------------------------------------------
      Real Estate Partnership Equities (various)                                  -               -        **
      ------------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC  (Notes 3 & 4)                                      -         100.00%
      ------------------------------------------------------------------------------------------------------------------
         See Attached Listing A
         ---------------------------------------------------------------------------------------------------------------
      ACMC, Inc.     (Note 4)                                               5,000,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Wil-Gro, Inc                                                              1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      STCS, Inc.                                                                1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Fox Run, Inc.                                                             1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      FTM Corp.                                                                 1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      EVSA, Inc.                                                                   50       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Equitable Rowes Wharf, Inc.                                               1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      ELAS Realty, Inc.                                                         1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Prime Property Funding II, Inc.                                                       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Sarasota Prime Hotels, LLC                                                  -         100.00%
      ------------------------------------------------------------------------------------------------------------------
      ECLL, Inc.                                                                            100.00%
      ------------------------------------------------------------------------------------------------------------------

SUBSIDIARY ORGANIZATION CHART- 2002                                     03/07/02
-----------------------------------

  * Affiliated Insurer
 ** Information relating to Equitable's Real Estate Partnership
      Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.
*** All subsidiaries are corporations, except as otherwise noted.


   1. The name was changed from The Equitable Companies Incorporated on Sept. 3, 1999.

   2. AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC effective Sept. 20, 1999. Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life to AXA Financial, Inc.

   3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

   4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital"). As of December 31, 2001, AXF and its subsidiaries owned 51.66% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"). AXF held directly 32,621,075 Alliance Capital Units (13.12%); Equitable Life directly owned 5,219,396 Alliance Capital Units (2.10%); ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.63%), and ECMC, LLC owned 24,415,727 Alliance Capital Units (9.82%). Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital. In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.96% each), respectively, representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"), and Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.13%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

   5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

   6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively.

   7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

   8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

SUBSIDIARY ORGANIZATION CHART- 2002                                     03/07/02
--------------------------------------------------------------------------------

Dissolved:  - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
            - EVLICO, Inc. was dissolved in 1999.
            - Equitable Capital Management Corp. became ECMC, LLC on November
              30, 1999.
            - Prime Property Funding, Inc. was dissolved in Feb. 1999.
            - CCMI Corp. was dissolved on October 7, 1999.
            - HVM Corp. was dissolved on Feb. 16, 1999.
            - Six-Pac G.P., Inc. dissolved July 12,1999
            - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
            - Franconom, Inc. was dissolved on December 4, 2000.
            - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                 dissolved on December 31, 2000.
            - EVLICO East Ridge, Inc. dissolved Jan. 13, 2001
            - EREIM LP Associates (L.P.) dissolved March 27, 2001.
            - EREIM Managers Corporation dissolved March 27, 2001.
            - ML/EQ Real Estate Portfolio, L.P. dissolved March 27, 2001.
            - EML Associates, L.P. dissolved March 27, 2001.
            - EQ Services, Inc. dissolved May 11, 2001.
            - Equitable BJVS, Inc. dissolved October 3, 1999.
            - GP/EQ Southwest, Inc. dissolved October 21, 1997
            - 100 Federal Street Funding Corporation dissolved August 31, 1998.
            - 100 Federal Street Realty Corporation dissolved December 20, 2001.


SUBSIDIARY ORGANIZATION CHART - 2002
LISTING A - EQUITABLE HOLDINGS, LLC                                                                                        03/07/02
-----------------------------------
                                                                                              State of     State of
                                                                                Type of      Incorp. or    Principal      Federal
                                                                               Subsidiary     Domicile     Operation     Tax ID #
                                                                               ----------     --------     ---------     ---------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States  *
   ---------------------------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC
      ------------------------------------------------------------------------------------------------------------------------------
         ELAS Securities Acquisition Corporation                               Operating         DE           NY        13-3049038
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable Casualty Insurance Company *                                Operating         VT           VT        06-1166226
         ---------------------------------------------------------------------------------------------------------------------------
         ECMC, LLC   (See Note 4 on Page 2)                                    Operating         DE           NY        13-3266813
         ---------------------------------------------------------------------------------------------------------------------------
            Equitable Capital Private Income & Equity
              Partnership II, L.P.                                             Investment        DE           NY        13-3544879
         ---------------------------------------------------------------------------------------------------------------------------
         Alliance Capital Management Corporation (See Note 4 on Page 2)        Operating         DE           NY        13-3633538
         ---------------------------------------------------------------------------------------------------------------------------
            See Attached Listing B
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable JV Holding Corp.                                            Operating         DE           NY        13-3555850
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable JVS, Inc.                                                   Investment        DE           GA        58-1812697
         ---------------------------------------------------------------------------------------------------------------------------
            Astor Times Square Corp.                                           Investment        NY           NY        13-3593699
            ------------------------------------------------------------------------------------------------------------------------
            Astor/Broadway Acquisition Corp.                                   Investment        NY           NY        13-3593692
            ------------------------------------------------------------------------------------------------------------------------
            PC Landmark, Inc.                                                  Investment        TX           TX        75-2338215
            ------------------------------------------------------------------------------------------------------------------------
            EJSVS, Inc.                                                        Investment        DE           NJ        58-2169594
            ------------------------------------------------------------------------------------------------------------------------
         Equitable JVS II, Inc.                                                Investment        MD           MD        52-1877232
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Distributors, LLC                                                 Operating         DE           NY        52-2233674
         ---------------------------------------------------------------------------------------------------------------------------
            AXA Distributors Insurance Agency of Alabama, LLC                  Operating         DE           AL        52-2255113
            ------------------------------------------------------------------------------------------------------------------------
            AXA Distributors Insurance Agency, LLC                             Operating         DE        CT, ME, NY   06-1579051
            ------------------------------------------------------------------------------------------------------------------------
            Equitable Distributors Insurance Agency of Massachusetts, LLC      Operating         MA           MA        04-3567096
            ------------------------------------------------------------------------------------------------------------------------
            Equitable Distributors Insurance Agency of Texas, Inc.             Operating         TX           TX        74-3006330
            ------------------------------------------------------------------------------------------------------------------------
         J.M.R. Realty Services, Inc.                                          Operating         DE           NY        13-3813232
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable Structured Settlement Corp.  (See Note 8 on Page 2)         Operating         DE           NJ        22-3492811
         ---------------------------------------------------------------------------------------------------------------------------







                                                                           Number of     Parent's
                                                                            Shares      Percent of             Comments
                                                                             Owned       Ownership     (e.g., Basis of Control)
                                                                             -----       ---------     ------------------------



AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States  *
   ---------------------------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC
      ------------------------------------------------------------------------------------------------------------------------------
         ELAS Securities Acquisition Corporation                                  500      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable Casualty Insurance Company *                                 1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         ECMC, LLC   (See Note 4 on Page 2)                                         -      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
            Equitable Capital Private Income & Equity                                                 ECMC is G.P.
              Partnership II, L.P.                                                  -            -    ("Deal Flow Fund II")
            ------------------------------------------------------------------------------------------------------------------------
         Alliance Capital Management Corporation (See Note 4 on Page 2)           100      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
            See Attached Listing B
            ------------------------------------------------------------------------------------------------------------------------
         Equitable JV Holding Corp.                                             1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable JVS, Inc.                                                    1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
            Astor Times Square Corp.                                              100      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            Astor/Broadway Acquisition Corp.                                      100      100.00%   G.P. of Astor Acquisition. L.P.
            ------------------------------------------------------------------------------------------------------------------------
            PC Landmark, Inc.                                                   1,000      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            EJSVS, Inc.                                                         1,000      100.00%
            ------------------------------------------------------------------------------------------------------------------------
         Equitable JVS II, Inc.                                                 1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Distributors, LLC                                                      -      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
            AXA Distributors Insurance Agency of Alabama, LLC                       -      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            AXA Distributors Insurance Agency, LLC                                  -      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            Equitable Distributors Insurance Agency of Massachusetts, LLC           -      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            Equitable Distributors Insurance Agency of Texas, Inc.              1,000      100.00%
            ------------------------------------------------------------------------------------------------------------------------
         J.M.R. Realty Services, Inc.                                           1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable Structured Settlement Corp.  (See Note 8 on Page 2)            100      100.00%
         ---------------------------------------------------------------------------------------------------------------------------

* Affiliated Insurer

    Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.
    Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.
    Effective March 15, 2000, Equisource of New York, Inc. and
          its subsidiaries were merged into AXA Network, LLC,
          which was then sold to AXA Distribution Holding Corp.
    Effective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

SUBSIDIARY ORGANIZATION CHART - 2002
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.                                                                              03/07/02
---------------------------------------------
                                                                                               State of       State of
                                                                                 Type of      Incorp. or      Principal     Federal
                                                                                Subsidiary     Domicile       Operation    Tax ID #
                                                                                ----------     --------       ---------    ---------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States
   ---------------------------------------------------------------------------------------------------------------------------------
       Equitable Holdings, LLC
       -----------------------------------------------------------------------------------------------------------------------------
          Alliance Capital Management Corporation
          --------------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management Holding L.P. (See Note 4 on Page 2)    Operating         DE             NY
             -----------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management L.P.  (See Note 4 on Page 2)           Operating         DE             NY       13-3434400
             -----------------------------------------------------------------------------------------------------------------------
                Albion Alliance LLC                                             Operating         DE             NY       13-3903734
                --------------------------------------------------------------------------------------------------------------------
                Cursitor Alliance LLC                                              HCO            DE             MA       22-3424339
                --------------------------------------------------------------------------------------------------------------------
                   Cursitor Alliance Holdings Ltd.                              Operating        U.K.           U.K.           -
                   -----------------------------------------------------------------------------------------------------------------
                      Draycott Partners. Ltd.                                   Operating         MA            U.K.      98-0116774
                      --------------------------------------------------------------------------------------------------------------
                      Cursitor Alliance Services Ltd.                           Operating        U.K.           U.K.           -
                      --------------------------------------------------------------------------------------------------------------
                      Cursitor Management Co. S.A.                              Operating        Lux.           Lux.           -
                      --------------------------------------------------------------------------------------------------------------
                      Alliance Asset Allocation Ltd.                            Operating        U.K.           U.K.           -
                      --------------------------------------------------------------------------------------------------------------
                         Cursitor Eaton Asset Management Co.                    Operating         NY             MA       13-3379955
                         -----------------------------------------------------------------------------------------------------------
                         Alliance Cecogest                                      Operating       France         France          -
                         -----------------------------------------------------------------------------------------------------------
                Alliance Capital Management LLC                                    HCO            DE             NY
                --------------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein & Co., LLC                                 HCO            DE             NY
                   -----------------------------------------------------------------------------------------------------------------
                Alliance Capital Management Corp. of Delaware                      HCO            DE             NY       13-2778645
                --------------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein Ltd.                                    Operating        U.K.           U.K.           -
                   -----------------------------------------------------------------------------------------------------------------
                      Sanford C. Bernstein (CREST Nominees)Ltd.                 Operating        U.K.           U.K.           -
                      --------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein Proprietary Ltd.                        Operating       Aust.           Aust.          -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Global Investor Services, Inc.                      Operating         DE             NJ       13-3211780
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Fund Distributors, Inc.                             Operating         DE             NY       13-3191825
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Oceanic Corp.                               Operating         DE             NY       13-3441277
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Latin America Ltd.                          Operating       Brazil         Brazil          -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Australia Limited                Operating       Aust.           Aust.          -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management New Zealand Limited              Operating        N.Z.           N.Z.           -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Australia Limited                           Operating       Aust.           Aust.          -
                   -----------------------------------------------------------------------------------------------------------------
                      Far Eastern Alliance Aset Management                      Operating       Taiwan         Taiwan          -
                      --------------------------------------------------------------------------------------------------------------
                   Meiji - Alliance Capital Corp.                               Operating         DE             NY       13-3613617
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital (Luxembourg) S.A.                           Operating        Lux.           Lux.           -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Barra Research Institute, Inc.                      Operating         DE             NY       13-3548918
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Canada, Inc.                     Operating         DE           Canada     13-3630460
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Global Derivatives Corp.                    Operating         DE             NY       13-3626546
                   -----------------------------------------------------------------------------------------------------------------
                   ACM Global Investor Services S.A.                            Operating        Lux.           Lux.           -
                   -----------------------------------------------------------------------------------------------------------------
                      ACM Fund Services (Espana) S.L.                           Operating       Spain           Spain          -
                      --------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management (Singapore) Ltd.                 Operating     Singapore       Singapore        -
                   -----------------------------------------------------------------------------------------------------------------
                   ACM International (France) SAS                               Operating       France         France          -
                   -----------------------------------------------------------------------------------------------------------------
                   ACM CIIC Investment Management Ltd.                          Operating    Cayman Isl.     Cayman Isl.
                   -----------------------------------------------------------------------------------------------------------------
                   ACM Software Services Ltd.                                   Operating         DE             NY       13-3910857
                   ----------------------------------------------------------------------------------------------------------------

                                                                               Number of    Parent's
                                                                                Shares      Percent of        Comments
                                                                               Owned      Ownership    (e.g., Basis of Control)
                                                                                -----      ---------    ------------------------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States
   ---------------------------------------------------------------------------------------------------------------------------------
       Equitable Holdings, LLC
       -----------------------------------------------------------------------------------------------------------------------------
          Alliance Capital Management Corporation                                                    owns 1% GP interest in Alliance
                                                                                                     Capital Management L.P. and
                                                                                                     100,000 GP units in Alliance
                                                                                                     Capital Management Holding L.P.
          --------------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management Holding L.P. (See Note 4 on Page 2)                  -
             -----------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management L.P.  (See Note 4 on Page 2)
             -----------------------------------------------------------------------------------------------------------------------
                Albion Alliance LLC                                                         37.60%   Equitable Life = 4.7%; 3rd
                                                                                                     parties = 57.7%
                --------------------------------------------------------------------------------------------------------------------
                Cursitor Alliance LLC                                                       93.00%   Cursitor Holdings L.P. = 7%
                --------------------------------------------------------------------------------------------------------------------
                   Cursitor Alliance Holdings Ltd.                                         100.00%
                   -----------------------------------------------------------------------------------------------------------------
                      Draycott Partners. Ltd.                                              100.00%
                      --------------------------------------------------------------------------------------------------------------
                      Cursitor Alliance Services Ltd.                                      100.00%
                      --------------------------------------------------------------------------------------------------------------
                      Cursitor Management Co. S.A.                                         100.00%
                      --------------------------------------------------------------------------------------------------------------
                      Alliance Asset Allocation Ltd.                                       100.00%
                      --------------------------------------------------------------------------------------------------------------
                         Cursitor Eaton Asset Management Co.                                50.00%   Cursitor Alliance LLC = 50%
                         -----------------------------------------------------------------------------------------------------------
                         Alliance Cecogest                                                  75.00%   Cursitor Alliance Services Ltd.
                                                                                                     = 25%
                         -----------------------------------------------------------------------------------------------------------
                Alliance Capital Management LLC                                            100.00%
                --------------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein & Co., LLC                                         100.00%
                   -----------------------------------------------------------------------------------------------------------------
                Alliance Capital Management Corp. of Delaware                      10      100.00%
                --------------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein Ltd.                                               100.00%
                   -----------------------------------------------------------------------------------------------------------------
                      Sanford C. Bernstein (CREST Nominees)Ltd.                            100.00%
                      --------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein Proprietary Ltd.                                   100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Global Investor Services, Inc.                        100      100.00%   formerly, Alliance fund
                                                                                                     Services, Inc.
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Fund Distributors, Inc.                               100      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Oceanic Corp.                               1,000      100.00%   inactive
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Latin America Ltd.                                      99.00%   Alliance Capital Oceanic Corp
                                                                                                     owns 1%
                   ----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Australia Limited                            50.00%   3rd parties = 50%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management New Zealand Limited                          50.00%   3rd parties = 50%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Australia Limited                                      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                      Far Eastern Alliance Aset Management                                  20.00%   3rd parties = 80%
                      --------------------------------------------------------------------------------------------------------------
                   Meiji - Alliance Capital Corp.                              50,000       50.00%   Meiji Mutual Life owns 50%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital (Luxembourg) S.A.                           3,999       99.98%   Alliance Cap. Oceanic Corp.
                                                                                                     owns 0.025%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Barra Research Institute, Inc.                      1,000      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Canada, Inc.                    18,750      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Global Derivatives Corp.                    1,000      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   ACM Global Investor Services S.A.                                        99.00%   Alliance Capital Oceanic Corp.
                                                                                                     owns 1%
                   -----------------------------------------------------------------------------------------------------------------
                      ACM Fund Services (Espana) S.L.                                      100.00%
                      --------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management (Singapore) Ltd.                            100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   ACM International (France) SAS                                          100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   ACM CIIC Investment Management Ltd.                                      54.00%   3rd parties = 46%
                   -----------------------------------------------------------------------------------------------------------------
                   ACM Software Services Ltd.                                              100.00%
                   -----------------------------------------------------------------------------------------------------------------

SUBSIDIARY ORGANIZATION CHART- 2002
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.                                                                               03/07/02
---------------------------------------------
                                                                                               State of    State of
                                                                                 Type of      Incorp. or   Principal       Federal
                                                                                Subsidiary     Domicile    Operation      Tax ID #
                                                                                ----------     --------    ---------      ---------

AXA Financial, Inc.
-------------------------------------------------------------------------------
    The Equitable Life Assurance Society of the United States
    ---------------------------------------------------------------------------
       Equitable Holdings, LLC
       ------------------------------------------------------------------------
          Alliance Capital Management Corporation
          ---------------------------------------------------------------------
             Alliance Capital Management L.P.
             ------------------------------------------------------------------
                Alliance Capital Management Corp. of Delaware (Cont'd)
                --------------------------------------------------------------------------------------------------------------------
                    Alliance Capital (Mauritius) Private Ltd.                   Operating     Mauritius    Mauritius          -
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Asset Management (India) Private Ltd    Operating       India        India            -
                       -------------------------------------------------------------------------------------------------------------
                    ACAM Trust Company Private Ltd.                             Operating       India        India            -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Eastern Europe, Inc.                               Operating         DE          NY         13-3802178
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management (Asia) Ltd.                     Operating         DE       Singapore     13-3752293
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Asset Management (Japan) Ltd               Operating       Japan        Japan            -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Limited                                    Operating        U.K.        U.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Services Ltd.                           Operating        U.K.        U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                          Dimensional Trust Management Ltd.                     Operating        U.K.        U.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Corporate Finance Group Inc.                       Operating         DE          NY         52-1671668
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance SBS-AGRO Capital Management Co.                    Operating       Russia      Russia            -
                    ----------------------------------------------------------------------------------------------------------------
                    Whittingdale Holdings Ltd.                                  Operating        U.K.        U.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Whittingdale Ltd.                       Operating        U.K.        U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                       ACM Investments Ltd.                                     Operating        U.K.        U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                       Whittingdale Nominees Ltd.                               Operating        U.K.        U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                    Hanwha Investment Trust Mgmt. Co., Ltd                      Operating      So Korea    So Korea           -
                    ----------------------------------------------------------------------------------------------------------------
                    New Alliance Asset Management (Asia) Ltd                    Operating        H.K.        H.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                    ACM New-Alliance (Luxembourg) S.A.                          Operating        Lux.        Lux.             -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Mgmt. (Proprietary) Ltd.                   Operating     So Africa    So Africa          -
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance-MBCA Capital (Private) Ltd.                     Operating      Zimbabwe    Zimbabwe           -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Odyssey Capital Mgmt. (Nambia)
                          (Proprietary) Ltd.                                    Operating       Nambia      Nambia            -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance-MBCA Capital (Private) Ltd.                     Operating      Zimbabwe    Zimbabwe           -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Odyssey Capital Mgmt. (Nambia)
                          (Proprietary) Ltd.                                    Operating       Nambia      Nambia            -
                       -------------------------------------------------------------------------------------------------------------











                                                                                Number of      Parent's
                                                                                 Shares       Percent of            Comments
                                                                                  Owned        Ownership    (e.g., Basis of Control
                                                                                  -----        ---------    -----------------------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
    The Equitable Life Assurance Society of the United States
    --------------------------------------------------------------------------------------------------------------------------------
       Equitable Holdings, LLC
       -----------------------------------------------------------------------------------------------------------------------------
          Alliance Capital Management Corporation
          --------------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management L.P.
             -----------------------------------------------------------------------------------------------------------------------
                Alliance Capital Management Corp. of Delaware (Cont'd)
                --------------------------------------------------------------------------------------------------------------------
                    Alliance Capital (Mauritius) Private Ltd.                                100.00%
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Asset Management (India) Private Ltd                  75.00%      3rd parties = 25%
                       -------------------------------------------------------------------------------------------------------------
                    ACAM Trust Company Private Ltd.                                          100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Eastern Europe, Inc.                                            100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management (Asia) Ltd.                                  100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Asset Management (Japan) Ltd                            100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Limited                                   250,000       100.00%
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Services Ltd.                            1,000       100.00%
                       -------------------------------------------------------------------------------------------------------------
                          Dimensional Trust Management Ltd.                     50,000       100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Corporate Finance Group Inc.                        1,000       100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance SBS-AGRO Capital Management Co.                                  49.00%      3rd parties = 51%
                    ----------------------------------------------------------------------------------------------------------------
                    Whittingdale Holdings Ltd.                                               100.00%
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Whittingdale Ltd.                                    100.00%
                       -------------------------------------------------------------------------------------------------------------
                       ACM Investments Ltd.                                                  100.00%
                       -------------------------------------------------------------------------------------------------------------
                       Whittingdale Nominees Ltd.                                            100.00%
                       -------------------------------------------------------------------------------------------------------------
                    Hanwha Investment Trust Mgmt. Co., Ltd                                    20.00%      3rd parties = 80%
                    ----------------------------------------------------------------------------------------------------------------
                    New Alliance Asset Management (Asia) Ltd                                  50.00%      3rd parties = 50%
                    ----------------------------------------------------------------------------------------------------------------
                    ACM New-Alliance (Luxembourg) S.A.                                         1.00%      3rd parties = 99%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Mgmt. (Proprietary) Ltd.                                 80.00%      3rd parties = 20%
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance-MBCA Capital (Private) Ltd.                                   50.00%      3rd parties = 50%
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Odyssey Capital Mgmt. (Nambia)
                          (Proprietary) Ltd.                                                 100.00%
                       -------------------------------------------------------------------------------------------------------------
                       Alliance-MBCA Capital (Private) Ltd.                                   50.00%      3rd parties = 50%
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Odyssey Capital Mgmt. (Nambia)
                          (Proprietary) Ltd.                                                 100.00%
                       -------------------------------------------------------------------------------------------------------------

Item 27.  Number of Contractowners.



                  As of February 28, 2002 the number of participants in the American Dental Association Members Program offered by the Registrant was 27,541.




Item 28.  Indemnification


          (a)  Indemnification of Directors and Officers

               The by-laws of The Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officer and Employees. (a) To the extent permitted by law of the State of New York and subject to all applicable requirements thereof:

          (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

          (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

         (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

               (b) To the extent permitted by the law of the State or New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726; Insurance Law ss.1216)

         The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit of such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.


          (b)  Indemnification of Principal Underwriter

               To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors, LLC (formerly EQ Financial Consultants, Inc.) undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she is or was a director or officer of AXA Advisors, LLC.

          (c)  Undertaking

               Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



Item 29.  Principal Underwriters


          (a) AXA Advisors, LLC, an affiliate of Equitable is the principal underwriter for Equitable's Separate Account No. 301, Separate Account No. 45, Separate Account 49, Separate Account A, Separate Account I, Separate Account FP and
                   EQ Advisors Trust. AXA Advisors, LLC's principal business address is 1290 Avenue of the Americas, New York, NY 10104.

          (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC.

NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH UNDERWRITER (AXA ADVISORS, LLC)
------------------                 -------------------------------------
*Harvey E. Blitz                   Executive Vice President and Director

*G. Patrick McGunagle              Executive Vice President and Director

*Richard V. Silver                 Director

*Mark R. Wutt                      Director

David Conine                       Director
1345 Avenue of the Americas
39th Floor, New York, NY 10105

Edward J. Hayes                    Executive Vice President
200 Plaza Drive
Secaucus, NJ 07096

*Peter D. Noris                    Executive Vice President

*Nik Malvania                      Executive Vice President

*James Bodovitz                    Senior Vice President and
                                   General Counsel

Stephen T. Burnthall               Senior Vice President
6435 Shiloh Road
Suite A
Alpharetta, GA 30005

Richard Magaldi                    Senior Vice President
6435 Shiloh Road
Suite A
Alpharetta, GA 30005

*Robert Schmidt                    Senior Vice President

*Kevin R. Byrne                    Senior Vice President and Treasurer

*Eric Mosholt                      Senior Vice President

*Jill Cooley                       Senior Vice President

*Donna M. Dazzo                    First Vice President

*Amy Franceschini                  First Vice President

*Philomena Scamardella             First Vice President

*Mark D. Godofsky                  Vice President and Controller

*David Mahler                      Vice President and Compliance Officer

*Michael Brzozowski                Vice President and Controller

*Linda J. Galasso                  Vice President and Secretary

*Francesca Divone                  Assistant Secretary


          (c) Not applicable.

Item 30.  Location of Accounts and Records

                  The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, with respect to the separate accounts named in Item 29(a),are maintained by The Equitable Life Assurance Society of the United States at 135 West 50th Street, New York, New York 10020; 1290 Avenue of the Americas, New York, New York 10104; and 200 Plaza Drive, Secaucus, New Jersey 07094


Item 31.  Management Services

                  Not applicable.


Item 32.  Undertakings

                  The Registrant hereby undertakes:

                  (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

                  (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

                  (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                   SIGNATURES



     As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 17th day of April, 2002.




                                     THE EQUITABLE LIFE ASSURANCE
                                     SOCIETY OF THE UNITED STATES
                                     (Registrant)


                                     By: The Equitable Life Assurance
                                         Society of the United States


                                     By: /s/ Robin Wagner
                                         ------------------------------------
                                             Robin Wagner
                                             Vice President and Counsel

                                   SIGNATURES




         As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 17th day of April, 2002




                                     THE EQUITABLE LIFE ASSURANCE
                                     SOCIETY OF THE UNITED STATES
                                      (Depositor)


                                     By: /s/ Robin Wagner
                                         ------------------------------------
                                             Robin Wagner
                                             Vice President and Counsel



            As required by the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the date indicated:



PRINCIPAL EXECUTIVE OFFICERS:


*Christopher M. Condron                 Chairman of the Board, Chief Executive
                                        Officer and Director



PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                       Vice Chairman of the Board,
                                        Chief Financial Officer and Director


PRINCIPAL ACCOUNTING OFFICER:




*Alvin H. Fenichel                      Senior Vice President and Controller





*DIRECTORS:                Jean-Rene Fourtou           George T. Lowy
 Bruce W. Calvert          Norman C. Francis           Edward D. Miller
 Francoise Colloc'h        Donald J. Greene            Didier Pineau-Valencienne
 Christopher M. Condron    John T. Hartley             George J. Sella, Jr.
 Henri de Castries         John H.F. Haskell, Jr.      Peter J. Tobin
 Claus-Michael Dill        Mary R. (Nina) Henderson    Stanley B. Tulin
 Joseph L. Dionne          W. Edwin Jarmain
 Denis Duverne




*By: /s/ Robin Wagner
    -------------------------------
     Robin Wagner
     Attorney-in-Fact
     April 17, 2002

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------



   9(e)        Opinion and Consent of Counsel

  10(f)        Consent of PricewaterhouseCoopers LLP.